



OLD POINT NATIONAL BANK

100th ANNIVERSARY

2022 Annual Report & Form 10-K

EXECUTIVE OFFICERS

OLD POINT NATIONAL BANK

Robert F. Shuford, Jr.
Chairman, President & CEO
OPNB/OPFC

Joseph R. Witt
President, Financial Services
Chief Strategy Officer

Elizabeth T. Beale
Executive Vice President
Chief Financial Officer

Donald S. Buckless
Executive Vice President
Chief Lending Officer

Laura Calvert
Executive Vice President
Chief Retail Banking Officer

Thomas L. Hotchkiss
Executive Vice President
Chief Credit Officer

Susan R. Ralston
Executive Vice President
Chief Operating Officer

Sherry L. Thacker
Executive Vice President
Mortgage Director

Michael Yeager
Executive Vice President
Director of Treasury &
Commercial Solutions

OLD POINT WEALTH MANAGEMENT

A. Eric Kauders, Jr.
President & CEO
OPWM

Natalie D. Gill
Senior Vice President
Chief Administrative Officer

Michelle Whittington
Senior Vice President
Chief Operations Officer

Sean Corkery
Senior Vice President
Chief Investment Officer

BOARD OF DIRECTORS

OLD POINT NATIONAL BANK/OLD POINT FINANCIAL CORPORATION

Robert F. Shuford, Jr.
Chairman, President & CEO
OPNB/OPFC

Stephen C. Adams
Lead Independent Director
Retired Group Vice President
Pomoco Group, Inc.

Sarah Boyce Castleberry
President & CAO
The GBS Group

Russell Smith Evans, Jr.
Retired Assistant Treasurer
& Corporate Fleet Manager
Ferguson Enterprises

Michael A. Glasser
Attorney-at-Law/Member
Glasser and Glasser, PLC

Dr. Arthur D. Greene
Retired Orthopedic Surgeon &
Sentara Healthcare Administrator

John Cabot Ishon
President
Hampton Stationery

William Keefe
Managing Director
McRae Capital Management, Inc.

Tom B. Langley
President
Langley & McDonald

Robert F. Shuford, Sr.
Chairman Emeritus
Retired Chairman
OPNB/OPFC

Ellen Clark Thacker
Retired Executive Director
Peninsula SPCA

Elizabeth S. Wash
Retired President
Shred-It

Joseph R. Witt
President, Financial Services
Chief Strategy Officer
OPNB

OLD POINT WEALTH MANAGEMENT

A. Eric Kauders, Jr.
Chairman, President & CEO
OPWM

Dr. Arthur D. Greene
Retired Orthopedic Surgeon &
Sentara Healthcare Administrator

Dr. William S. Hunt, D.D.S.
President
Hunt Smile Design

John Cabot Ishon
President
Hampton Stationery

Eugene M. Jordan, II
Retired Corporate General Counsel
OPNB/OPFC

Chung Ma
Managing Director
Virginia Retirement System

Robert F. Shuford, Sr.
Retired Chairman
OPNB/OPFC

Robert F. Shuford, Jr.
Chairman, President & CEO
OPNB/OPFC

Ellen Clark Thacker
Retired Executive Director
Peninsula SPCA

Elizabeth S. Wash
Lead Independent Director
Retired President
Shred-It

Joseph R. Witt
President, Financial Services
Chief Strategy Officer
OPNB

As of March 31, 2023



A Letter To Our *Stockholders*

2022 marked a record year for Old Point in top-line revenue generation, net income, and loan growth. We continue to be nimble yet progressive as we navigate the post-pandemic challenges, a dynamic interest rate environment, and the highest inflation in decades. Old Point is in a strong financial position and has proven our longevity and strength over the last 100 years, weathering 17 U.S. economic recessions and 6 major wars.

Old Point's 2022 performance and balance sheet show our continued dedication to our strategic initiatives and ability to deliver strong results. Net income for the year grew 7.9% from 2021 to $9.1 million. Net loans held for investment grew to $1.0 billion, an increase of $182.9 million, or 21.9%, from 2021. When excluding PPP, loans held for investment grew $202.0 million, or 24.5%, from 2021. This record loan growth was well-diversified between commercial real estate ($42.8 million), construction, land development, and other land loans ($19.3 million), residential real estate ($47.7 million), and indirect automobile loans ($77.9 million). Total assets also climbed by $17.2 million from 2021 to $1.4 billion. The industry faced a common challenge in late 2022 due to interest rate increases, which created a moderate decline in the fair market value of our investment portfolio and shareholders equity. We continue to control our overall asset quality with non-performing assets only increasing slightly to $2.1 million, or 0.15% of total assets, at the end of 2022 from $1.5 million, or 0.11% of total assets, at the end of 2021.

Executing our transformational strategies has led to growth in lending talent, income generation from targeted balance sheet growth, controlled cost of funding, diversified revenue streams, and exceptional credit quality. We also continue to focus on enhancing customer experience and creating efficiencies. In 2022, we launched Zelle for person-to-person payments, introduced a new online account opening tool, closed two branches, renovated another branch, and opened a new Southside Corporate office. We are committed to continuing to expand our online delivery channels, shifting our focus and resources as needed, while still providing the personalized community banking experience that our customers expect.

We are proud to share that we recently earned an overall rating of "Outstanding" – the highest possible rating - from the Office of the Comptroller of the Currency (OCC) for our Community Reinvestment Act (CRA) performance. This marks the fourth consecutive outstanding rating that Old Point has been awarded, demonstrating our tremendous commitment to the community we serve.

Old Point has maintained its focus on development and training plans to grow our team's talents and create career progression paths. Our Diversity, Equity and Inclusion journey continues through our established action plan for improvements on how to grow and build our team. We continue to be recognized both locally and nationally as a "Best Place to Work" and have successfully attracted several highly skilled professionals to our team in 2022.

Old Point Mortgage successfully navigated a very challenging year for the mortgage industry. They also worked to recruit new talent and continued to expand their digital capabilities by launching a new specialized mobile app. Their in-house underwriting, processing, and closing team continues to provide valuable flexibility.

Old Point Insurance, LLC, a wholly-owned subsidiary of Old Point National Bank, in conjunction with Morgan Marrow Company, continued to see success in cross-selling its broad array of commercial and personal insurance products to our customers.

Old Point Wealth Management continued their success in 2022 with their comprehensive approach to wealth management services for individuals, families, foundations, and businesses through estate services, trust services, financial planning, investment management, IRAs, and 401(k) plan administration.

2023 is off to a strong start with the launch of our new, modern website, expanding our Richmond team, moving them to a new, larger office, and preparing to roll out a small business online lending platform. All of this positive momentum is an exciting way to lead into our 100th anniversary in 2023!

Old Point is proud to have supported thousands of small businesses and individuals over the last 100 years and we look forward to continuing to build strong relationships and support our community. We also remain committed to top-line revenue generation combined with expense management and operational efficiency. With the continued merger and acquisition activity in our region, it's more important than ever to stand by our mission as THE Community Bank of Hampton Roads.

We are excited to host our Annual Stockholders' Meeting and 100th anniversary celebration in person this year on Tuesday, May 23, 2022.

Thank you for your support and commitment to Old Point – and cheers to 100 years!

Robert F. Shuford, Jr.
Chairman of the Board
Old Point Financial Corporation



Selected Financial Highlights

TOTAL ASSETS
(in thousands)



TOTAL DEPOSITS
(in thousands)



TOTAL LOANS
(in thousands)



Years ended December 31, *(in thousands except per share data)*		2022	2021	2020	2019	2018
RESULTS OF OPERATIONS	Interest income	$ 48,043	$ 42,252	$ 40,009	$ 40,241	$ 38,219
	Interest expense	3,605	3,458	5,292	6,422	4,969
	Net interest income	44,438	38,794	34,717	33,819	33,250
	Provision for loan losses	1,706	794	1,000	318	2,861
	Net interest income after provision for loan losses	42,732	38,000	33,717	33,501	30,389
	Noninterest income	13,505	14,885	14,698	14,077	13,309
	Noninterest expenses	45,655	43,149	42,505	38,638	38,500
	Income before income taxes	10,582	9,736	5,910	8,940	5,198
	Income tax expense (benefit)	1,474	1,296	521	1,080	279
	Net income (loss)	$ 9,108	$ 8,440	$ 5,389	$ 7,860	$ 4,919
FINANCIAL CONDITION	Total assets	$ 1,355,335	$ 1,338,155	$ 1,226,191	$ 1,054,488	$ 1,038,183
	Total deposits	1,156,019	1,177,099	1,067,236	889,496	843,144
	Total loans held for investment	1,027,085	843,526	836,300	747,865	774,009
	Stockholders' equity	98,734	120,818	117,145	109,756	102,006
	Average assets	1,324,094	1,286,004	1,187,258	1,038,514	1,020,575
	Average equity	105,345	120,322	115,086	107,302	99,765
PER SHARE DATA	Basic earnings (loss) per share	$ 1.80	1.61	1.03	1.51	0.96
	Diluted earnings (loss) per share	1.80	1.61	1.03	1.51	0.96
	Cash dividends declared	0.52	0.50	0.48	0.48	0.44
	Book value per share	19.75	23.06	22.42	21.11	19.68
GROWTH RATES	Year-end assets	1.28%	9.13%	16.28%	1.57%	5.74%
	Year-end deposits	(1.79%)	10.29%	19.98%	5.50%	7.60%
	Year-end loans held for investment	21.76%	0.86%	11.82%	(3.38%)	4.80%
	Year-end equity	(18.28%)	3.14%	6.73%	7.60%	5.83%
	Average assets	2.96%	8.32%	14.32%	1.76%	8.68%
	Average equity	(12.45%)	4.55%	7.25%	7.56%	3.36%
	Net income	7.91%	56.62%	(31.44%)	59.79%	>100%
	Cash dividends declared	4.00%	4.17%	-	9.09%	-
	Book value	(14.35%)	2.85%	6.21%	7.25%	2.50%







UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_____

FORM 10-K
_____

☒   **ANNUAL REPORT PURSUANT TO SECTION 13**
OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2022
or

☐   **TRANSITION REPORT PURSUANT TO SECTION 13**
OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 000-12896

OLD POINT FINANCIAL CORPORATION
(Exact name of registrant as specified in its charter)

Virginia	**54-1265373**
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification No.)

101 East Queen Street, Hampton, Virginia 23669
(Address of principal executive offices) (Zip Code)

(757) 728-1200
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Common Stock, $5.00 par value	OPOF	The NASDAQ Stock Market LLC

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Act.   Yes ☐   No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒   No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.   ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

The aggregate market value of voting and non-voting stock held by non-affiliates of the registrant as of June 30, 2022 (the last business day of the Company's most recently completed second fiscal quarter) was $84,754,161 based on the closing sales price on the NASDAQ Capital Market of $25.28.

There were 5,000,331 shares of common stock outstanding as of March 15, 2023.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Proxy Statement for the Company's Annual Meeting of Stockholders to be held on May 23, 2023, are incorporated by reference in Part III of this report.

OLD POINT FINANCIAL CORPORATION

FORM 10-K

INDEX

GLOSSARY OF DEFINED TERMS

2021 Form 10-K	Annual Report on Form 10-K for the year ended December 31, 2021
ALLL	Allowance for Loan and Lease Losses
ASC	Accounting Standards Codification
ASU	Accounting Standards Update
Bank	The Old Point National Bank of Phoebus
BHCA	The Bank Holding Company Act, of 1956, as amended
The CARES Act	The Coronavirus Aid, Relief, and Economic Security Act
CET1	Common Equity Tier 1
Citizens	Citizens National Bank
Company	Old Point Financial Corporation and its subsidiaries
CBB	Community Bankers Bank
CBLRF	Community Bank Leverage Ratio Framework
COVID-19	Novel coronavirus disease 2019
EGRRCPA	Economic Growth, Regulatory Relief, and Consumer Protection Act
EPS	earnings per share
ESPP	Employee Stock Purchase Plan
Exchange Act	Securities Exchange Act of 1934, as amended
FASB	Financial Accounting Standards Board
FDIC	Federal Deposit Insurance Corporation
FHLB	Federal Home Loan Bank
Federal Reserve	Board of Governors of the Federal Reserve System
FRB	Federal Reserve Bank
GAAP	Generally Accepted Accounting Principles
Incentive Stock Plan	Old Point Financial Corporation 2016 Incentive Stock Plan
NIM	Net Interest Margin
Notes	The Company's 3.50% fixed-to-floating rate subordinated notes due 2031
OAEM	Other Assets Especially Mentioned
OREO	Other Real Estate Owned
PPP	Paycheck Protection Program
PPPLF	Paycheck Protection Program Liquidity Facility
SEC	Securities and Exchange Commission
SBA	Small Business Administration
SOFR	Secured overnight financing rate
TDR	Troubled Debt Restructuring
Wealth	Old Point Trust & Financial Services N.A.

Cautionary Statement Regarding Forward-Looking Statements

This report contains statements concerning the Company's expectations, plans, objectives or beliefs regarding future financial performance and other statements that are not historical facts. These statements may constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on the beliefs of the Company's management, as well as estimates and assumptions made by, and information currently available to, management. These statements are inherently uncertain, and there can be no assurance that the underlying beliefs, estimates, or assumptions will prove to be accurate. Actual results, performance, achievements, or trends could differ materially from historical results or those anticipated by such statements. Forward-looking statements in this Annual Report on Form 10-K may include, without limitation: statements regarding expected future operations and financial performance; current and future interest rate levels and fluctuations and potential impacts on the Company's NIM; changes in economic conditions; performance of loan and securities portfolios; asset quality; future levels of the allowance for loan losses and the provision for loan losses; management's belief regarding liquidity and capital resources; the Company's technology and efficiency initiatives and anticipated completion timelines; changes in net interest margin and items affecting net interest margin; expected future recovery of investments in debt securities; expected impact of unrealized losses on earnings and regulatory capital of the Company or the Bank; asset quality; adequacy of allowances for loan losses and the level of future chargeoffs; liquidity and capital levels; cybersecurity risks; inflation; the effect of future market and industry trends.

These forward-looking statements are subject to significant risks and uncertainties due to factors that could have a material adverse effect on the operations and future prospects of the Company including, but not limited to, changes in:

- interest rates, such as increases or volatility in short-term interest rates or yields on U.S. Treasury bonds and increases or volatility in mortgage interest rates, and the impacts on macroeconomic conditions, customer and client behavior, the Company's funding costs, and the Company's loan and securities portfolios
- inflation and its impacts on economic growth and customer and client behavior
- general business conditions, as well as conditions within the financial markets
- general economic conditions, including unemployment levels, supply chain disruptions, higher inflation, slowdowns in economic growth, and continuing economic impacts of the COVID-19 pandemic
- monetary and fiscal policies of the U.S. Government, including policies of the U.S. Department of the Treasury and the Board of Governors of the Federal Reserve System (the Federal Reserve), the effect of these policies on interest rates and business in our markets and any changes associated with the current administration
- the quality or composition of the loan or securities portfolios and changes therein
- the value of securities held in the Company's investment portfolios
- the Company's technology, efficiency, and other strategic initiatives
- the legislative/regulatory climate, regulatory initiatives with respect to financial institutions, products and services, the Consumer Financial Protection Bureau (the CFPB) and the regulatory and enforcement activities of the CFPB
- future levels of government defense spending particularly in the Company's service areas
- uncertainty over future federal spending or budget priorities, particularly in connection with the Department of Defense, on the Company's service areas
- the impact of potential changes in the political landscape and related policy changes, including monetary, regulatory and trade policies
- the U. S. Government's guarantee of repayment of student or small business loans purchased by the Company
- potential claims, damages and fines related to litigation or government actions
- deposit flows
- demand for loan products and the impact of changes in demand on loan growth
- changes in the volume and mix of interest-earning assets and interest-bearing liabilities
- the effects of management's investment strategy and strategy to manage the NIM
- the level of net charge-offs on loans and the adequacy of our ALLL
- performance of the Company's dealer lending program
- the Company's branch realignment initiatives
- the strength of the Company's counterparties
- competition from both banks and non-banks
- demand for financial services in the Company's market area
- implementation of new technologies
- the Company's ability to develop and maintain secure and reliable electronic systems
- any interruption or breach of security in the Company's information systems or those of the Company's third-party vendors or their service providers
- reliance on third parties for key services
- cyber threats, attacks or events
- the impact of changes in the political landscape and related policy changes, including monetary, regulatory, and trade policies

- potential adverse effects of unusual and infrequently occurring events, such as weather-related disasters, terrorist acts, financial crises, political crises, war and other geopolitical conflicts, such as the war between Russia and Ukraine, or public health events, such as the COVID-19 pandemic, and of governmental and societal responses thereto, on, among other things, the Company's operations, liquidity and credit quality
- the use of inaccurate assumptions in management's modeling systems
- technological risks and developments
- the commercial and residential real estate markets
- the demand in the secondary residential mortgage loan markets
- expansion of the Company's product offerings
- effectiveness of expense reduction plans
- changes in accounting principles, standards, rules and interpretations and elections made by the Company thereunder, and the related impact on the Company's financial statements.

These risks and uncertainties, and the factors discussed in more detail in Item 1A. "Risk Factors," should be considered in evaluating the forward-looking statements contained herein. Forward-looking statements generally can be identified by the use of words such as "believe," "expect," "anticipate," "estimate," "plan," "may," "will," "intend," "should," "could," or similar expressions, are not statements of historical fact. Readers are cautioned not to place undue reliance on such statements. Any forward-looking statement speaks only as of the date on which it is made, and the Company does not intend or assume any obligation to update, revise or clarify any forward-looking statements that may be made from time-to-time or on behalf of the Company, whether as a result of new information, future events or otherwise, except as otherwise required by law. In addition, past results of operations are not necessarily indicative of future results.

Part I

Item 1. Business

GENERAL

Old Point Financial Corporation (the Company) was incorporated under the laws of Virginia on February 16, 1984, for the purpose of acquiring all the outstanding common stock of The Old Point National Bank of Phoebus (the Bank), in connection with the reorganization of the Bank into a one-bank holding company structure. At the annual meeting of the stockholders on March 27, 1984, the proposed reorganization was approved by the requisite stockholder vote. At the effective date of the reorganization on October 1, 1984, the Bank merged into a newly formed national bank as a wholly-owned subsidiary of the Company, with each outstanding share of common stock of the Bank being converted into five shares of common stock of the Company.

The Company completed a spin-off of its trust department as of April 1, 1999. The organization is chartered as Old Point Trust & Financial Services, N.A. (Wealth). Wealth is a nationally chartered trust company. The purpose of the spin-off was to have a corporate structure more ready to compete in the field of wealth management. Wealth is a wholly-owned subsidiary of the Company.

The Bank is a national banking association that was founded in 1922. As of the end of 2022, the Bank had 14 branch offices, serving the Hampton Roads localities of Hampton, Newport News, Norfolk, Virginia Beach, Chesapeake, Williamsburg/James City County, York County and Isle of Wight County. The Bank offers a complete line of consumer, mortgage and business banking services, including loan, deposit, and cash management services to individual and commercial customers.

The Company's primary activity is as a holding company for the common stock of the Bank and Wealth. The principal business of the Company is conducted through its subsidiaries.

As of December 31, 2022, the Company had assets of $1.4 billion, gross loans of $1.0 billion, deposits of $1.2 billion, and stockholders' equity of $98.7 million.

Human Capital Resources

The Company strives to foster a culture of respect, teamwork, ownership, responsibility, initiative, integrity, and service and believes our officers and employees are our most important assets. We believe our people are critical to the Company's performance and the achievement of our strategic goals, and they represent a key element of how the Company's businesses compete and succeed.

Acquiring and retaining strong talent is a top strategic priority for the Company. We provide a competitive compensation and benefits program to help meet the needs of our employees, including benefits that incentivize retention and reward longevity. We support the health and well-being of our employees through a comprehensive program designed to increase employee focus on wellness and prevention, including through the benefit plans and health incentives offered. We work to encourage and support the growth and development of our employees and, wherever possible, seek to fill positions by promotion and transfer from within the Company. We have created development plans that are designed to encourage an employee's advancement and growth within our organization, and we aim to provide employees with the skills and opportunities needed to achieve their goals and become leaders in our businesses.

At December 31, 2022, the Company employed 296, or 294 full-time equivalent, employees. We consider relations with our employees to be strong. We strive for our workforce to reflect the diversity of the customers and communities we serve. Our selection and promotion processes are merit-based and include the active recruitment of minorities and women. At December 31, 2022, women represented 72% of our employees, and racial and ethnic minorities represented 28% percent of our employees. We also aim for our employees to develop their careers in our businesses. At December 31, 2022, 23% percent of our employees have been employed by the Company for at least 15 years.

MARKET AREA AND COMPETITION

The Company's primary market area is located in Hampton Roads, situated in the southeastern corner of Virginia and boasting the world's largest natural deepwater harbor. The Hampton Roads Metropolitan Statistical Area (MSA) is the 37th most populous MSA in the United States according to the U.S. Census Bureau's 2020 census and the 3rd largest deposit market in Virginia, after Richmond and the Washington Metropolitan area, according to the Federal Deposit Insurance Corporation (FDIC). Hampton Roads includes the cities of Chesapeake, Hampton, Newport News, Norfolk, Poquoson, Portsmouth, Suffolk, Virginia Beach and Williamsburg, and the counties of Isle of Wight, Gloucester, James City, Mathews, York and Surry. The financial services industry remains highly competitive and is constantly evolving. The Company experiences strong competition from national, regional and other community financial institutions and credit unions, as well as finance companies, mortgage companies, wealth management companies, insurance companies, and fintech companies. The market area is serviced by 52 banks, savings institutions and credit unions and, in addition, branches of virtually every major brokerage house serve the Company's market area. The Company continues to build a stronger presence, expanding into additional markets in the last three years, which include a Mortgage team based in Charlotte, North Carolina and a commercial loan production office based in Richmond, Virginia.

The banking business in Virginia, and in the Company's primary service areas in the Hampton Roads MSA, is highly competitive and dominated by a relatively small number of large banks with many offices operating over a wide geographic area. As a result, the Bank faces intense competition in all areas of its business. Among the advantages such large banks have over the Company is their ability to finance wide-ranging advertising campaigns, and by virtue of their greater total capitalization, to have substantially higher lending limits than the Company. Factors such as interest rates offered, the number and location of branches and the types of products offered, as well as the reputation of the institution affect competition for deposits and loans. The Company competes by emphasizing customer service and technology, establishing long-term customer relationships and building customer loyalty, and providing products and services to address the specific needs of the Company's customers. The Company targets individual and small-to-medium size business customers which generally establishes a more durable deposit base. Competition among providers of financial products and services continues to increase as technology advances have lowered the barriers to entry for financial technology companies, with customers having the opportunity to select from a growing variety of traditional and nontraditional alternatives, and from a growing selection of products and services at banking institutions that are based on new financial technology. The ability of non-banking financial institutions to provide services previously limited to commercial banks has intensified competition. Because nonbank financial institutions are not subject to the same regulatory restrictions as banks and bank holding companies, they can often operate with greater flexibility and lower cost structures. The Company also faces competitive pressure from large credit unions in the area.

Wealth faces intense competition in all aspects and areas of its business from both regulated and unregulated financial services organizations, including a broad range of financial institutions, investment firms, benefits consultants, wealth companies, insurance companies, investment counseling firms, and various financial technology companies. Because Wealth focuses on managing client investment assets to generate fee income, Wealth faces significant competition from financial technologies that offer products and services that automate asset management or asset selection and, in turn, may charge lower asset management or administrative fees. Wealth's non-bank competitors are not subject to the same regulatory restrictions as Wealth, and therefore may be able to operate with greater flexibility and lower cost structures. Wealth competes by emphasizing proactive, holistic solutions and top-tier client service, and focuses on developing client relationships that serve as a source of recurring fee-based income.

The Company continues to build a strong presence in the business banking market, as well as expanding into other fee-based lines of business. In 2017, the Company purchased full ownership of Old Point Mortgage, LLC and launched Old Point Insurance, LLC. Through these comprehensive business services and new lines of business, the Company is able to service a lucrative market that offers increased opportunities for new fee-based revenue streams and to cross sell additional products.

AVAILABLE INFORMATION

The Company maintains a website on the Internet at www.oldpoint.com. The Company makes available free of charge, on or through its website, its proxy statements, annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and any amendments to those reports as soon as reasonably practicable after such material is electronically filed with the Securities and Exchange Commission (SEC). This reference to the Company's Internet address shall not, under any circumstances, be deemed to incorporate the information available at such Internet address into this Form 10-K or other SEC filings. The information available at the Company's Internet address is not part of this Form 10-K or any other report filed by the Company with the SEC. The Company's SEC filings can also be obtained on the SEC's website on the Internet at www.sec.gov.

REGULATION AND SUPERVISION

General. Bank holding companies, banks and their affiliates are extensively regulated under both federal and state law. The following summary briefly describes significant provisions of currently applicable federal and state laws and certain regulations, proposed regulations, and the potential impact of such provisions. This summary is not complete and is qualified in its entirety by reference to the particular statutory or regulatory provisions or proposals. Because regulation of financial institutions changes regularly and is the subject of constant legislative and regulatory debate, no assurance can be given as to how federal and state regulation and supervision of financial institutions may change in the future and affect the Company's, the Bank's and Wealth's operations.

As a public company, the Company is subject to the periodic reporting requirements of the Securities Exchange Act of 1934, as amended (the Exchange Act), which include, but are not limited to, the filing of annual, quarterly and other reports with the SEC. The Company is also required to comply with other laws and regulations of the SEC applicable to public companies.

As a national bank, the Bank is subject to regulation, supervision and regular examination by the Office of the Comptroller of the Currency (the Comptroller). The prior approval of the Comptroller or other appropriate bank regulatory authority is required for a national bank to merge with another bank or purchase the assets or assume the deposits of another bank. In reviewing applications seeking approval of merger and acquisition transactions, the bank regulatory authorities will consider, among other things, the competitive effect and public benefits of the transactions, the capital position of the constituent organizations and the combined organization, the risks to the stability of the U.S. banking or financial system, the applicant's performance record under the Community Reinvestment Act (the CRA) and fair housing initiatives, the data security and cybersecurity infrastructure of the constituent organizations and the combined organization, and the effectiveness of the subject organizations in combating money laundering activities. Each depositor's account with the Bank is insured by the FDIC to the maximum amount permitted by law. The Bank is also subject to certain regulations promulgated by the FRB and applicable provisions of Virginia law, insofar as they do not conflict with or are not preempted by federal banking law.

As a non-depository national banking association, Wealth is subject to regulation, supervision and regular examination by the Comptroller. Wealth's exercise of fiduciary powers must comply with regulations promulgated by the Comptroller at 12 C.F.R. Part 9 and with Virginia law.

The regulations of the FRB, the Comptroller and the FDIC govern most aspects of the Company's business, including deposit reserve requirements, investments, loans, certain check clearing activities, issuance of securities, payment of dividends, branching, and numerous other matters. Further, the federal bank regulatory agencies have adopted guidelines and released interpretive materials that establish operational and managerial standards to promote the safe and sound operation of banks and bank holding companies. These standards relate to the institution's key operating functions, including but not limited to internal controls, internal audit systems, loan documentation, credit underwriting, interest rate exposure, asset growth, asset quality, earnings, compensation of management, information systems, data security and cybersecurity, and risk management. As a consequence of the extensive regulation of commercial banking activities in the United States, the Company's business is particularly susceptible to changes in state and federal legislation and regulations, which may have the effect of increasing the cost of doing business, limiting permissible activities or increasing competition.

As a bank holding company, the Company is subject to the BHCA and regulation and supervision by the FRB. A bank holding company is required to obtain the approval of the FRB before making certain acquisitions or engaging in certain activities. Bank holding companies and their subsidiaries are also subject to restrictions on transactions with insiders and affiliates.

A bank holding company is required to obtain the approval of the FRB before it may acquire all or substantially all of the assets of any bank, and before it may acquire ownership or control of the voting shares of any bank if, after giving effect to the acquisition, the bank holding company would own or control more than 5 percent of the voting shares of such bank. The approval of the FRB is also required for the merger or consolidation of bank holding companies.

As a Virginia bank holding company, the Company is subject to the bank holding company laws of Virginia and is subject to regulation and supervision by the Virginia State Corporation Commission (the Virginia SCC). Applicable Virginia bank holding company laws generally limit the activities of a bank holding company to managing or controlling banks, or any other activity that is closely related to managing or controlling banks, and applicable Virginia law requires prior notice to the Virginia SCC before a bank holding company may acquire more than 5% of the shares of, or otherwise gain control of, any entity other than a bank, bank holding company or other financial institution.

On July 9, 2021, President Biden issued an Executive Order on Promoting Competition in the American Economy, which, among other initiatives, encouraged the review of current practices and adoption of a plan for the revitalization of merger oversight under the BHCA and the Bank Merger Act. On March 25, 2022, the FDIC published a Request for Information, seeking information and comments regarding the regulatory framework that applies to merger transactions involving one or more insured depository institution. Making any formal changes to the framework for evaluating bank mergers would require an extended process, and any such changes are uncertain and cannot be predicted at this time. However, the adoption of more expansive or stringent standards may have an impact on the Company's acquisition activity. Additionally, this Executive Order could influence the federal bank regulatory agencies' expectations and supervisory oversight for banking acquisitions.

Pursuant to the BHCA, the FRB has the power to order any bank holding company or its subsidiaries to terminate any activity or to terminate its ownership or control of any subsidiary when the FRB has reasonable grounds to believe that continuation of such activity or ownership constitutes a serious risk to the financial soundness, safety or stability of any bank subsidiary of the bank holding company.

The Company is required to file periodic reports with the FRB and provide any additional information the FRB may require. The FRB also has the authority to examine the Company and its subsidiaries, as well as any arrangements between the Company and its subsidiaries, with the cost of any such examinations to be borne by the Company. Banking subsidiaries of bank holding companies are also subject to certain restrictions imposed by federal law in dealings with their holding companies and other affiliates.

Regulatory Reform. Enacted in 2010, the Dodd-Frank Wall Street Reform and Consumer Protection Act (Dodd-Frank Act) implemented far-reaching changes across the financial regulatory landscape, including changes that have significantly affected the business of all bank holding companies and banks, including the Company and the Bank. Several provisions of the Dodd-Frank Act remain subject to further rulemaking, guidance and interpretation by the federal banking agencies; moreover, certain provisions of the Dodd-Frank Act that were implemented have been revised or rescinded pursuant to legislative changes adopted by the U.S. Congress.

In May 2018, the Economic Growth, Regulatory Relief and Consumer Protection Act (the EGRRCPA) was enacted to reduce the regulatory burden on certain banking organizations, including community banks, by modifying or eliminating certain federal regulatory requirements. While the EGRRCPA maintains most of the regulatory structure established by the Dodd-Frank Act, it amends certain aspects of the regulatory framework for small depository institutions with assets of less than $10 billion as well as for larger banks with assets above $50 billion. In addition, the EGRRCPA included regulatory relief for community banks regarding regulatory examination cycles, call reports, application of the Volcker Rule (proprietary trading prohibitions), mortgage disclosures, qualified mortgages, and risk weights for certain high-risk commercial real estate loans. However, federal banking regulators retain broad discretion to impose additional regulatory requirements on banking organizations based on safety and soundness and U.S. financial system stability considerations.

The Company and the Bank continues to experience ongoing regulatory reform. These regulatory changes could have a significant effect on how the Company and the Bank conduct its business. The specific implications of the Dodd-Frank Act, the EGRRCPA, and other potential regulatory reforms cannot yet be fully predicted and will depend to a large extent on the specific regulations that are to be adopted in the future. Certain aspects of the Dodd-Frank Act and the EGRRCPA are discussed in more detail below.

Capital Requirements and Prompt Corrective Action. The FRB, the Comptroller and the FDIC have adopted risk-based capital adequacy guidelines for bank holding companies and banks pursuant to the Federal Deposit Insurance Corporation Improvement Act of 1991 (FDICIA) and the Basel III Capital Accords. See "Management's Discussion and Analysis of Financial Condition and Results of Operations – Capital Resources" in Item 7 of this report on Form 10-K.

The federal banking agencies have broad powers to take prompt corrective action to resolve problems of insured depository institutions. Under the FDICIA, there are five capital categories applicable to bank holding companies and insured institutions, each with specific regulatory consequences. The extent of the agencies' powers depends on whether the institution in question is "well capitalized," "adequately capitalized," "undercapitalized," "significantly undercapitalized" or "critically undercapitalized." These terms are defined under uniform regulations issued by each of the federal banking agencies. If the appropriate federal banking agency determines that an insured institution is in an unsafe or unsound condition, it may reclassify the institution to a lower capital category (other than critically undercapitalized) and require the submission of a plan to correct the unsafe or unsound condition.

Failure to meet statutorily mandated capital guidelines or more restrictive ratios separately established for a financial institution could subject the Company and its subsidiaries to a variety of enforcement remedies, including issuance of a capital directive, the termination of deposit insurance by the FDIC, a prohibition on accepting or renewing brokered deposits, limitations on the rates of interest that the institution may pay on its deposits, and other restrictions on its business. In addition, an institution may not make a capital distribution, such as a dividend or other distribution that is in substance a distribution of capital to the owners of the institution if following such a distribution the institution would be undercapitalized. Thus, if the making of such dividend would cause the Bank to become undercapitalized, it could not pay a dividend to the Company. Based on the Bank's current financial condition, the Company does not expect that this provision will have any impact on its ability to receive dividends from the Bank.

Basel III Capital Framework. The federal bank regulatory agencies have adopted rules to implement the Basel III capital framework as outlined by the Basel Committee on Banking Supervision and standards for calculating risk-weighted assets and risk-based capital measurements (collectively, the Basel III Capital Rules). For purposes of these capital rules, (i) common equity Tier 1 capital (CET1) consists principally of common stock (including surplus) and retained earnings; (ii) Tier 1 capital consists principally of CET1 plus non-cumulative preferred stock and related surplus, and certain grandfathered cumulative preferred stock and trust preferred securities; and (iii) Tier 2 capital consists of other capital instruments, principally qualifying subordinated debt and preferred stock, and limited amounts of an institution's allowance for loan losses. Each regulatory capital classification is subject to certain adjustments and limitations, as implemented by the Basel III Capital Rules. The Basel III Capital Rules also establish risk weightings that are applied to many classes of assets held by community banks, including, importantly, applying higher risk weightings to certain commercial real estate loans.

The Basel III Capital Rules also include a requirement that banks maintain additional capital, or a capital conservation buffer (as described below), which is designed to absorb losses during periods of economic stress. The Basel III Capital Rules require banks to maintain (i) a minimum ratio of CET1 to risk-weighted assets of at least 4.5%, plus a 2.5% "capital conservation buffer" (which is added to the 4.5% CET1 ratio, effectively resulting in a minimum ratio of CET1 to risk-weighted assets of at least 7%), (ii) a minimum ratio of Tier 1 capital to risk-weighted assets of at least 6.0%, plus the capital conservation buffer (which is added to the 6.0% Tier 1 capital ratio, effectively resulting in a minimum Tier 1 capital ratio of 8.5%), (iii) a minimum ratio of total (that is, Tier 1 plus Tier 2) capital to risk-weighted assets of at least 8.0%, plus the capital conservation buffer (which is added to the 8.0% total capital ratio, effectively resulting in a minimum total capital ratio of 10.5%) and (iv) a minimum leverage ratio of 4%, calculated as the ratio of Tier 1 capital to average adjusted assets, subject to certain adjustments and limitations.

As of December 31, 2022 the Bank met all capital adequacy requirements under the Basel III Final Rules, including the capital conservation buffer.

Community Bank Leverage Ratio. As required by the EGRRCPA, the federal banking agencies have implemented the Community Bank Leverage Ratio Framework (the CBLRF), which is based on the ratio of a bank's tangible equity capital to average total consolidated assets. To qualify for the CBLRF, a bank must have less than $10 billion in total consolidated assets, limited amounts of off-balance sheet exposures and trading assets and liabilities, and a leverage ratio greater than 9%. A bank that elects the CBLRF and has a leverage ratio greater than 9% will be considered to be in compliance with Basel III capital requirements and exempt from the complex Basel III calculations and will also be deemed "well capitalized" under Prompt Corrective Action regulations, discussed above. As of December 31, 2022, the Bank has not elected to opt into the CBLRF.

Small Bank Holding Company. The EGRRCPA also expanded the category of bank holding companies that may rely on the FRB's Small Bank Holding Company Policy Statement by raising the maximum amount of assets a qualifying bank holding company may have from $1 billion to $3 billion. In addition to meeting the asset threshold, a bank holding company must not engage in significant nonbanking activities, not conduct significant off-balance sheet activities, and not have a material amount of debt or equity securities outstanding and registered with the SEC (subject to certain exceptions). The FRB may, in its discretion, exclude any bank holding company from the application of the Small Bank Holding Company Policy Statement if such action is warranted for supervisory purposes.

In August 2018, the FRB issued an interim final rule to apply the Small Bank Holding Company Policy Statement to bank holding companies with consolidated total assets of less than $3 billion. The policy statement, which, among other things, exempts certain bank holding companies from minimum consolidated regulatory capital ratios that apply to other bank holding companies. Under the interim final rule, the Company is not subject to regulatory capital requirements. The Bank remains subject to the regulatory capital requirements described above.

Insurance of Accounts, Assessments and Regulation by the FDIC. The Bank's deposits are insured by the Deposit Insurance Fund (DIF) of the FDIC up to the standard maximum insurance amount for each deposit insurance ownership category. The basic limit on FDIC deposit insurance coverage is $250,000 per depositor. Under the Federal Deposit Insurance Act (FDIA), the FDIC may terminate deposit insurance upon a finding that the institution has engaged in unsafe and unsound practices, is in an unsafe or unsound condition to continue operations as an insured institution, or has violated any applicable law, regulation, rule, order or condition imposed by the FDIC, subject to administrative and potential judicial hearing and review processes. The FDIC may also suspend deposit insurance temporarily during the hearing process for the permanent termination of insurance if the institution has no tangible capital. If deposit insurance is terminated, the deposits at the institution at the time of termination, less subsequent withdrawals, shall continue to be insured for a period from six months to two years, as determined by the FDIC. Management is aware of no existing circumstances that could result in termination of the Bank's deposit insurance.

The DIF is funded by assessments on banks and other depository institutions calculated based on average consolidated total assets less average tangible equity (defined as Tier 1 capital). As required by the Dodd-Frank Act, the FDIC has adopted a large-bank pricing assessment scheme, set a target "designated reserve ratio" (described in more detail below) of 2% for the DIF and, in lieu of dividends, provides for a lower assessment rate schedule when the reserve ratio reaches 2% and 2.5%. An institution's assessment rate is based on a statistical analysis of financial ratios that estimates the likelihood of failure over a three-year period, which considers the institution's weighted average CAMELS composite rating, and is subject to further adjustments including those related to levels of unsecured debt and brokered deposits (not applicable to banks with less than $10 billion in assets). At December 31, 2022, total base assessment rates for institutions that have been insured for at least five years with assets of less than $10 billion range from 1.5 to 30 basis points.

The Dodd-Frank Act transferred to the FDIC increased discretion with regard to managing the required amount of reserves for the DIF, or the "designated reserve ratio." The FDIA requires that the FDIC consider the appropriate level for the designated reserve ratio on at least an annual basis. On October 18, 2022, the FDIC adopted a final rule to increase initial base deposit insurance assessment rate schedules uniformly by 2 basis points, beginning in the first quarterly assessment period of 2023. As a result of this final rule, the total base assessment rates beginning with the first assessment period of 2023 for institutions with less than $10 billion in assets that have been insured for at least five years range from 2.5 to 32 basis points. This increase in assessment rate schedules is intended to increase the likelihood that the reserve ratio reaches 1.35 percent by the statutory deadline of September 30, 2028. The new assessment rate schedules will remain in effect unless and until the reserve ratio meets or exceeds 2 percent. Progressively lower assessment rate schedules will take effect when the reserve ratio reaches 2 percent, and again when it reaches 2.5 percent.

The scope of FDIC deposit insurance is under review by federal banking regulators and the United States Congress, in light of bank failures that occurred during March 2023 and the decision made to extend FDIC deposit insurance coverage to all deposits (with some very limited exceptions) at such banks. Any changes to FDIC deposit insurance or its impact on the Company or on the DIF are uncertain and cannot be predicted at this time.

Incentive Compensation. The FRB, the Comptroller and the FDIC have issued regulatory guidance intended to ensure that the incentive compensation policies of banking organizations do not undermine the safety and soundness of such organizations by encouraging excessive risk-taking. The FRB will review, as part of the regular, risk-focused examination process, the incentive compensation arrangements of banking organizations, such as the Company, that are not "large, complex banking organizations." The findings will be included in reports of examination, and deficiencies will be incorporated into the organization's supervisory ratings. Enforcement actions may be taken against a banking organization if its incentive compensation arrangements, or related risk-management control or governance processes, pose a risk to the organization's safety and soundness and the organization is not taking prompt and effective measures to correct the deficiencies.

The Dodd-Frank Act requires the federal banking agencies and the SEC to establish joint regulations or guidelines prohibiting incentive-based payment arrangements at specified regulated entities with at least $1 billion in total consolidated assets, that encourage inappropriate risks by providing an executive officer, employee, director, or principal shareholder with excessive compensation, fees or benefits that could lead to material financial loss to the entity. In 2016, the SEC and the federal banking agencies proposed rules that prohibit covered financial institutions (including bank holding companies and banks) from establishing or maintaining incentive-based compensation arrangements that encourage inappropriate risk taking by providing covered persons (consisting of senior executive officers and significant risk takers, as defined in the rules) with excessive compensation, fees or benefits that could lead to material financial loss to the financial institution. The proposed rules outline factors to be considered when analyzing whether compensation is excessive and whether an incentive-based compensation arrangement encourages inappropriate risks that could lead to material loss to the covered financial institution, and establishes minimum requirements that incentive-based compensation arrangements must meet to be considered to not encourage inappropriate risks and to appropriately balance risk and reward. The proposed rules also impose additional corporate governance requirements on the boards of directors of covered financial institutions and impose additional record-keeping requirements. The comment period for these proposed rules has closed and a final rule has not yet been published. If the rules are adopted as proposed, they will restrict the manner in which executive compensation is structured.

Federal Home Loan Bank of Atlanta. The Bank is a member of the Federal Home Loan Bank (FHLB) of Atlanta, which is one of 12 regional FHLBs that provide funding to their members for making housing loans as well as for affordable housing and community development loans. Each FHLB serves as a reserve, or central bank, for the members within its assigned region. Each FHLB makes loans to members in accordance with policies and procedures established by the Board of Directors of the FHLB. As a member, the Bank must purchase and maintain stock in the FHLB. Additional information related to the Bank's FHLB stock can be found in Note 14, Fair Value Measurements of the Notes to Consolidated Financial Statements included in Item 8, "Financial Statements and Supplementary Data," of this report on Form 10-K.

Community Reinvestment Act. The Company is subject to the requirements of the CRA, which imposes on financial institutions an affirmative and ongoing obligation to meet the credit needs of their local communities, including low and moderate-income neighborhoods, consistent with the safe and sound operation of those institutions. A financial institution's efforts in meeting community credit needs are currently assessed based on specified factors. These factors also are considered in evaluating mergers, acquisitions and applications to open a branch or facility. At its last evaluation in 2022, the Bank received an "Outstanding" CRA rating.

The federal bank regulatory agencies have issued a joint proposal to strengthen and modernize regulations issued under the CRA, including but not limited to, incorporating online and mobile banking, branchless banking and hybrid models into CRA assessment areas. However, making any formal changes to CRA regulations would require an extended process, and any such changes are uncertain and cannot be predicted at this time.

Confidentiality and Required Disclosures of Consumer Information. The Company and the Bank are subject to various laws and regulations that address the privacy of nonpublic personal financial information of consumers. The Gramm-Leach-Bliley Act and certain regulations issued thereunder protect against the transfer and use by financial institutions of consumer nonpublic personal information. A financial institution must provide to its customers, at the beginning of the customer relationship and annually thereafter, the institution's policies and procedures regarding the handling of customers' nonpublic personal financial information. These privacy provisions generally prohibit a financial institution from providing a customer's personal financial information to unaffiliated third parties unless the institution discloses to the customer that the information may be so provided and the customer is given the opportunity to opt out of such disclosure.

In August 2018, the CFPB published its final rule to update Regulation P pursuant to the amended Gramm-Leach-Bliley Act. Under this rule, certain qualifying financial institutions are not required to provide annual privacy notices to customers. To qualify, a financial institution must not share nonpublic personal information about customers except as described in certain statutory exceptions which do not trigger a customer's statutory opt-out right. In addition, the financial institution must not have changed its disclosure policies and practices from those disclosed in its most recent privacy notice. The rule sets forth timing requirements for delivery of annual privacy notices in the event that a financial institution that qualified for the annual notice exemption later changes its policies or practices in such a way that it no longer qualifies for the exemption.

The Company is also subject to various laws and regulations that attempt to combat money laundering and terrorist financing. The Bank Secrecy Act requires all financial institutions to, among other things, create a system of controls designed to prevent money laundering and the financing of terrorism, and imposes recordkeeping and reporting requirements. The USA Patriot Act facilitates information sharing among governmental entities and financial institutions for the purpose of combating terrorism and money laundering, and requires financial institutions to establish anti-money laundering programs. Regulations adopted under the Bank Secrecy Act impose on financial institutions customer due diligence requirements, and the federal banking regulators expect that customer due diligence programs will be integrated within a financial institution's broader Bank Secrecy Act and anti-money laundering compliance program. The Office of Foreign Assets Control (OFAC), which is a division of the U.S. Department of the Treasury, is responsible for helping to ensure that United States entities do not engage in transactions with "enemies" of the United States, as defined by various Executive Orders and Acts of Congress. If the Bank finds a name of an "enemy" of the United States on any transaction, account or wire transfer that is on an OFAC list, it must freeze such account or place transferred funds into a blocked account, file a suspicious activity report with the Treasury and notify the FBI.

These laws and programs impose compliance costs and create obligations and, in some cases, reporting obligations, and compliance with these laws, regulations, and obligations may require significant resources of the Company and the Bank.

Corporate Transparency Act. On January 1, 2021, as part of the 2021 National Defense Authorization Act, Congress enacted the Corporate Transparency Act (CTA). The CTA is a significant update to federal Bank Secrecy Act/Anti-money Laundering (BSA/AML) regulations. The CTA aims to eliminate the use of shell companies that facilitate the laundering of criminal proceeds and, for that purpose, directs the U.S. Department of the Treasury's Financial Crimes Enforcement Network (FinCEN) to establish and maintain a national registry of beneficial ownership information for corporate entities. The CTA imposes additional reporting requirements on entities not previously subject to such beneficial ownership disclosure regulations and also contains exemptions for several different types of entities, including among others: (i) certain banks, bank holding companies, and credit unions; (ii) money transmitting businesses registered with FinCEN; and (iii) certain insurance companies. Reporting companies subject to the CTA will be required to provide specific information with respect to beneficial owner(s) – defined as an individual who, directly or indirectly exercises substantial control over the entity or owns or controls not less than 25% of the ownership interests of the entity – as well as satisfy initial filing obligations (for newly-formed reporting companies) and submit on-going periodic reports. Non-compliance with FinCEN regulations promulgated under the CTA may result in civil fines as well as criminal penalties.

In December 2021, FinCEN proposed the first of the three sets of rules that it will issue. Thereafter, on September 29, 2022, FinCEN issued the final rule to implement the beneficial ownership reporting requirements of the CTA, which will be effective January 1, 2024. This rule does not apply to the Company. Subsequent rulemakings are expected (i) to implement the CTA's protocols for access to and disclosure of beneficial ownership information, and (ii) to revise the existing customer due diligence requirements that apply to the Company, the Bank and many other financial institutions, to ensure consistency between these requirements and the beneficial ownership reporting rules. The Company will continue to monitor regulatory developments related to the CTA, including future FinCEN rulemakings, and will continue to assess the ultimate impact of the CTA on the Company. The Bank continues to evaluate the impact of this final rule on the Bank's BSA/AML policies and procedures.

Cybersecurity. The federal banking agencies have adopted guidelines for establishing information security standards and cybersecurity programs for implementing safeguards under the supervision of a financial institution's board of directors. These guidelines, along with related regulatory materials, increasingly focus on risk management and processes related to information technology and the use of third parties in the provision of financial products and services. The federal banking agencies expect financial institutions to establish lines of defense and ensure that their risk management processes also address the risk posed by compromised customer credentials, and also expect financial institutions to maintain sufficient business continuity planning processes to ensure rapid recovery, resumption and maintenance of the institution's operations after a cyber-attack. If the Company, the Bank or Wealth fails to meet the expectations set forth in this regulatory guidance, the Company, the Bank or Wealth could be subject to various regulatory actions and any remediation efforts may require significant resources. In addition, all federal and state bank regulatory agencies continue to increase focus on cybersecurity programs and risks as part of regular supervisory exams.

On November 18, 2021, the federal bank regulatory agencies issued a final rule to improve the sharing of information about cyber incidents that may affect the U.S. banking system. The rule requires a banking organization to notify its primary federal regulator of any significant computer-security incident as soon as possible and no later than 36 hours after the banking organization determines that a cyber incident has occurred. Notification is required for incidents that have materially affected—or are reasonably likely to materially affect—the viability of a banking organization's operations, its ability to deliver banking products and services, or the stability of the financial sector. In addition, the rule requires a bank service provider to notify affected banking organization customers as soon as possible when the provider determines that it has experienced a computer-security incident that has materially affected or is reasonably likely to materially affect banking organization customers for four or more hours. The rule became effective on May 1, 2022. With increased focus on cybersecurity, the Company, the Bank and Wealth continue to monitor related legislative, regulatory and supervisory developments.

Consumer Laws and Regulations. The Company is also subject to certain consumer laws and regulations that are designed to protect consumers in transactions with banks. While the list set forth herein is not exhaustive, these laws and regulations include the Truth in Lending Act, the Truth in Savings Act, the Electronic Funds Transfer Act, the Equal Credit Opportunity Act, the Fair Credit Reporting Act and the Fair Housing Act, among others. These laws and regulations mandate certain disclosure requirements and regulate the manner in which financial institutions transact business with customers. The Company must comply with the applicable provisions of these consumer protection laws and regulations as part of its ongoing customer relations.

The CFPB is the federal regulatory agency responsible for implementing, examining and enforcing compliance with federal consumer financial laws for institutions with more than $10 billion of assets and, to a lesser extent, smaller institutions. The CFPB supervises and regulates providers of consumer financial products and services and has rulemaking authority in connection with numerous federal consumer financial protection laws (for example, but not limited to, the Truth in Lending Act and the Real Estate Settlement Procedures Act). As a smaller institution (i.e., with assets of $10 billion or less), most consumer protection aspects of the Dodd-Frank Act will continue to be applied to the Company by the FRB and to the Bank and Wealth by the Comptroller. However, the CFPB may include its own examiners in regulatory examinations by a smaller institution's prudential regulators and may require smaller institutions to comply with certain CFPB reporting requirements. In addition, regulatory positions taken by the CFPB and administrative and legal precedents established by CFPB enforcement activities, including in connection with supervision of larger bank holding companies and banks, could influence how the FRB and Comptroller apply consumer protection laws and regulations to financial institutions that are not directly supervised by the CFPB. The precise effect of the CFPB's consumer protection activities on the Company cannot be forecast at this time. As of January 1, 2023, the Company and the Bank are not subject to the direct supervision of the CFPB.

Mortgage Banking Regulation. In connection with making mortgage loans, the Bank is subject to rules and regulations that, among other things, establish standards for loan origination, prohibit discrimination, provide for inspections and appraisals of property, require credit reports on prospective borrowers, in some cases, restrict certain loan features and fix maximum interest rates and fees, require the disclosure of certain basic information to mortgagors concerning credit and settlement costs, limit payment for settlement services to the reasonable value of the services rendered and require the maintenance and disclosure of information regarding the disposition of mortgage applications based on race, gender, geographical distribution and income level. The Bank's mortgage origination activities are subject to the Equal Credit Opportunity Act, Truth in Lending Act, Home Mortgage Disclosure Act, Real Estate Settlement Procedures Act, and Home Ownership Equity Protection Act, and the regulations promulgated under these acts, among other state and federal laws, regulations and rules.

The Bank's mortgage origination activities are also subject to Regulation Z, which implements the Truth in Lending Act. Certain provisions of Regulation Z require mortgage lenders to make a reasonable and good faith determination, based on verified and documented information, that a consumer applying for a mortgage loan has a reasonable ability to repay the loan according to its terms. Alternatively, mortgage lenders can originate "qualified mortgages", which are generally defined as mortgage loans without negative amortization, interest-only payments, balloon payments, terms exceeding 30 years, and points and fees paid by a consumer equal to or less than 3% of the total loan amount. Under the EGRRCPA, most residential mortgages loans originated and held in portfolio by a bank with less than $10 billion in assets will be designated as "qualified mortgages." Higher-priced qualified mortgages (e.g., subprime loans) receive a rebuttable presumption of compliance with ability-to-repay rules, and other qualified mortgages (e.g., prime loans) are deemed to comply with the ability-to-repay rules. The Bank originates first mortgage loans that comply with Regulation Z's "qualified mortgage" rules. The Bank also originates second mortgages, or equity loans, and these loans do not conform to the qualified mortgage criteria but comply with applicable ability-to-repay rules.

Volcker Rule. The Dodd-Frank Act prohibits bank holding companies and their subsidiary banks from engaging in proprietary trading except in limited circumstances, and places limits on ownership of equity investments in private equity and hedge funds (the Volcker Rule). The EGRRCPA, and final rules adopted to implement the EGRRCPA, exempt all banks with less than $10 billion in assets (including their holding companies and affiliates) from the Volcker Rule, provided that the institution has total trading assets and liabilities of five percent or less of total assets, subject to certain limited exceptions. The Company believes that its financial condition and its operations are not and will not be significantly affected by the Volcker Rule, amendments thereto, or its implementing regulations.

Call Reports and Examination Cycle. All institutions, regardless of size, submit a quarterly call report that includes data used by federal banking agencies to monitor the condition, performance, and risk profile of individual institutions and the industry as a whole. The EGRRCPA contained provisions expanding the number of regulated institutions eligible to use streamlined call report forms. In June 2019, consistent with the provisions of the EGRRCPA, the federal banking agencies issued a final rule to permit insured depository institutions with total assets of less than $5 billion that do not engage in certain complex or international activities to file the most streamlined version of the quarterly call report, and to reduce data reportable on certain streamlined call report submissions.

In December 2018, consistent with the provisions of the EGRRCPA, the federal banking agencies jointly adopted final rules that permit banks with up to $3 billion in total assets, that received a composite CAMELS rating of "1" or "2," and that meet certain other criteria (including not having undergone any change in control during the previous 12-month period, and not being subject to a formal enforcement proceeding or order), to qualify for an 18-month on-site examination cycle.

Effect of Governmental Monetary Policies.
As with other financial institutions, the earnings of the Company and the Bank are affected by general economic conditions as well as by the monetary policies of the Federal Reserve Board. Such policies, which include regulating the national supply of bank reserves and bank credit, can have a major effect upon the source and cost of funds and the rates of return earned on loans and investments. The Federal Reserve Board exerts a substantial influence on interest rates and credit conditions, primarily through establishing target rates for federal funds, open market operations in U.S. Government securities, varying the discount rate on member bank borrowings and setting cash reserve requirements against deposits. Changes in monetary policy, including changes in interest rates, will influence the origination of loans, the purchase of investments, the generation of deposits, and rates received on loans and investment securities and paid on deposits. Fluctuations in the Federal Reserve Board's monetary policies have had a significant impact on the operating results of commercial banks, including the Company and the Bank and are expected to continue to do so in the future.

Future Regulation. From time to time, various legislative and regulatory initiatives are introduced in Congress and state legislatures, as well as by regulatory agencies. Such initiatives may include proposals to expand or contract the powers of bank holding companies and depository institutions or proposals to substantially change the financial institution regulatory system. Such legislation could change banking statutes and the operating environment of the Company in substantial and unpredictable ways. If enacted, such legislation could increase or decrease the cost of doing business, limit or expand permissible activities or affect the competitive balance among banks, savings associations, credit unions, and other financial institutions. The Company cannot predict whether any such legislation will be enacted, and, if enacted, the effect that it, or any implementing regulations, would have on the financial condition or results of operations of the Company. A change in statutes, regulations or regulatory policies applicable to the Company, the Bank, or Wealth could have a material effect on our business.

Item 1A. Risk Factors

In addition to the other information contained in this report, including the information contained in "Cautionary Statement Regarding Forward-Looking Statements," investors in the Company's securities should carefully consider the factors discussed below. An investment in the Company's securities involves risks. The factors below, among others, could materially and adversely affect the Company's business, financial condition, results of operations, liquidity or capital position, or cause the Company's results to differ materially from its historical results or the results expressed or implied in the forward-looking statements contained in this report, in which case the trading price of the Company's common stock could decline. The risk factors discussed below highlight the risks that the Company believes are material to the Company, but do not necessarily include all risk that an investor may face, and investors should not interpret the disclosure of a risk to state or imply that the risk has not already materialized.

Risk Factors Related to our Lending Activities and Economic Conditions

Weaknesses in economic or market conditions could pose challenges for the Company and could adversely affect the results of operations, liquidity and financial condition. Deterioration in, or uncertain, economic conditions could adversely affect the Company's business which is directly affected by general economic and market conditions; broad trends in industry and finance; legislative and regulatory changes; changes in governmental monetary and fiscal policies; and inflation, all of which are beyond the Company's control. Prolonged periods of inflation may impact profitability by negatively impacting fixed costs and expenses, including increasing funding costs and expense related to talent acquisition and retention, and negatively impacting the demand for products and services. Additionally, inflation may lead to a decrease in consumer and commercial purchasing power and increase default rates on loans. A deterioration in economic conditions, in particular a prolonged economic slowdown within the Company's geographic region or a broader disruption in the economy, possibly as a result of a pandemic or other widespread public health emergency, acts of terrorism, or outbreak of domestic or international hostilities (including the ongoing war between Russia and Ukraine), unanticipated financial events such as the closure of Silicon Valley Bank by the California Department of Financial Protection and Innovation, which appointed the FDIC as receiver, the closure of Signature Bank by the New York State Department of Financial Services, which also appointed the FDIC as receiver and the winding down and voluntary liquidation of Silvergate Capital Corp., could result in the following consequences, any of which could hurt business materially: declines in real estate values and home sales and increases in the financial stress on borrowers and unemployment rates, all of which could lead to increases in loan delinquencies, problem assets and foreclosures, and a deterioration in the value of collateral for loans made by our various business segments; an increase in the level of loan losses exceeding the level the Company has provided in its allowance for loans losses, which would reduce the Company's earnings; a decline in demand for our products and services;; changes in the fair value of financial instruments held by the Company or its subsidiaries; or declines in available sources or amounts of liquidity and funding.

Weaknesses in the commercial real estate markets could negatively affect the Company's financial performance due to the Company's concentration in commercial real estate loans. At December 31, 2022, the Company had $534.5 million, or 52.0%, of total loans concentrated in commercial real estate, which includes, for purposes of this concentration, all construction loans, loans secured by multifamily residential properties, loans secured by farmland and loans secured by nonfarm, nonresidential properties. Commercial real estate loans expose the Company to a greater risk of loss than residential real estate and consumer loans. Commercial real estate loans typically involve larger loan balances to single borrowers or groups of related borrowers compared to residential real estate and consumer loans. Consequently, an adverse development with respect to one commercial real estate loan or credit relationship exposes the Company to a significantly greater risk of loss compared to an adverse development with respect to one residential real estate loan. Commercial real estate loans carry risks associated with the successful operation of a business if the properties are owner occupied. If the properties are non-owner occupied, the repayment of these loans may be dependent upon the profitability and cash flow from rent receipts. Repayment of commercial real estate loans may, to a greater extent than residential real estate loans, be subject to adverse conditions in the real estate market or economy. Weak economic or market conditions may impair a borrower's business operations, slow the execution of new leases and lead to turnover in existing leases. The combination of these factors could result in deterioration in value of some of the Company's loans. The deterioration of one or more of the Company's significant commercial real estate loans could cause a significant increase in nonaccrual loans. An increase in nonaccrual loans could result in a loss of interest income from those loans, an increase in the provision for loan losses, and an increase in loan charge-offs, all of which could have a material adverse effect on the Company's financial performance.

The Company's profitability depends significantly on local economic conditions and changes in the federal government's military or defense spending may negatively affect the local economy. The Company's success depends primarily on the general economic conditions of the markets in which the Company operates. Unlike larger financial institutions that are more geographically diversified, the Company provides banking and financial services to customers primarily in the Hampton Roads MSA. The local economic conditions in this area have a significant impact on the demand for loans, the ability of the borrowers to repay these loans and the value of the collateral securing these loans. A significant decline in general economic conditions, caused by inflation, recession, acts of terrorism, an outbreak of hostilities or other international or domestic calamities, unemployment or other factors beyond the Company's control could impact these local economic conditions.

In addition, Hampton Roads is home to one of the largest military installations in the world and one of the largest concentrations of Department of Defense personnel in the United States. Some of the Company's customers may be particularly sensitive to the level of federal government spending on the military or on defense-related products. Federal spending is affected by numerous factors, including macroeconomic conditions, presidential administration priorities, and the ability of the federal government to enact relevant appropriations bills and other legislation. Any of these factors could result in future cuts to military or defense spending or increased uncertainty about federal spending, which could have a severe negative impact on individuals and businesses in the Company's primary service area. Any related increase in unemployment rates or reduction in business development activities in the Company's primary service area could lead to reductions in loan demand, increases in loan delinquencies, problem assets and foreclosures and reductions in loan collateral value, which could have a material adverse effect on the Company's operating results and financial condition.

The Company also invests in the debt securities of corporate issuers, primarily financial institutions, that the Company views as having a strong financial position and earnings potential. However, a deterioration in economic or other conditions in the localities in which these institutions do business in could adversely affect their financial condition and results of operations, and therefore adversely affect the value of our investment.

Declines in loans outstanding could have a material adverse impact on the Company's operating results and financial condition. Growing and diversifying the loan portfolio is part of the Company's strategic initiative. If quality loan demand does not continue to increase and the Company's loan portfolio begins to decline, the Company expects that excess liquidity will be invested in marketable securities. Because loans typically yield higher returns than the Company's securities portfolio, a shift towards investments in the Company's asset mix would likely result in an overall reduction in net interest income and the net interest margin. The principal source of earnings for the Company is net interest income, and as discussed above, the Company's net interest margin is a major determinant of the Company's profitability. The effects of a reduction in net interest income and the net interest margin may be exacerbated by the intense competition for quality loans in the Company's primary service area and by rate reductions on loans currently held in the portfolio. As a result, a reduction in loans could have a material adverse effect on the Company's operating results and financial condition.

The small-to-medium size businesses the Company targets may have fewer financial resources to weather a downturn in the economy, which could materially harm operating results. The Company targets individual and small-to-medium size business customers. Small-to-medium size businesses frequently have smaller market shares than their competitors, may be more vulnerable to economic downturns or periods of significant inflation, often need substantial additional capital to expand and compete and may experience significant volatility in operating results. Any one or more of these factors may impair a borrower's ability to repay a loan. In addition, the success of a small-to-medium size business often depends on the management talents and efforts of one person or a small group of persons, and the death, disability or resignation of one or more of these persons could have a material adverse impact on the business and its ability to repay a loan. Economic downturns and other events that negatively impact businesses in the Company's primary service area could have a proportionately greater impact on small-to-medium-size businesses and accordingly could cause the Company to incur substantial credit losses that could negatively affect its results of operations and financial condition.

The allowance for loan losses may not be adequate to cover actual losses. A significant source of risk arises from the possibility that losses could be sustained because borrowers, guarantors, and related parties may fail to perform in accordance with the terms of their loans and leases. There is no precise method to predict loan losses. Like all financial institutions, the Company maintains an allowance for loan losses (ALL) to provide for loan defaults and non-performance. Accounting measurements related to impairment and the allowance for loan losses require significant estimates that are subject to uncertainty and changes relating to new information and changing circumstances. The allowance for loan losses may not be adequate to cover actual loan losses. In addition, future provisions for loan losses could materially and adversely affect, and have in recent years materially and adversely affected, the Company's operating results.

The allowance for loan losses is determined by analyzing historical loan losses, current trends in delinquencies and charge-offs, plans for problem loan resolutions, changes in the size and composition of the loan portfolio and industry information. Also included in management's estimates for loan losses are considerations with respect to the impact of economic events that management believes may cause future losses to deviate from historical experience, the outcome of which are uncertain. The determination of the appropriate level of the allowance for loan losses inherently involves a high degree of subjectivity and judgment. The amount of future losses is susceptible to changes in economic and other conditions, including changes in interest rates, that may be beyond the Company's control and these future losses may exceed current estimates. If management's assumptions prove to be incorrect or if the Company experiences significant loan losses in future periods, the current level of the allowance for loan losses may not be adequate to cover actual loan losses and adjustments may be necessary. In addition, federal regulatory agencies, as an integral part of their examination process, review the Company's loans and allowance for loan losses and may require an increase in the allowance for loan losses or recognition of additional loan charge-offs, based on judgments different from those of management. While management believes that the Company's allowance is adequate to cover current losses, the Company cannot assure investors that it will not need to increase the allowance or that regulators will not require the allowance to be increased. Either of these occurrences could materially and adversely affect earnings and profitability.

On January 1, 2023, the Company adopted Accounting Standards Codification (ASC) Topic 326, "Financial Instruments—Credit Losses" (ASC 326), which replaces existing accounting principles for the recognition of loan losses based on losses that have been incurred with a requirement to record an allowance for credit losses that represents expected credit losses over the lifetime of all loans in the Company's portfolio. Under ASC 326, the Company's estimate of expected credit losses will be based on reasonable and supportable forecasts of future economic conditions and loan performance. While the adoption of ASC 326 will not affect ultimate loan performance or cash flows of the Company from making loans, the period in which expected credit losses affect net income of the Company may not be similar to the recognition of loan losses under current accounting guidance, and recognizing an allowance based on expected credit losses may create more volatility in the level of the allowance for credit losses and the Company's results of operations, including based on volatility in economic forecasts and expectations of loan performance in future periods, as actual results may differ materially from those estimates. If the Company is required to materially increase the level of allowance for credit losses for any reason, such increase could adversely affect the Company's business, financial condition, and results of operations.

Risk Factors Related to our Industry

The Company is subject to interest rate risk and variations in interest rates may negatively affect its financial condition and results of operations. The Company's profitability depends in substantial part on its net interest margin, which is the difference between the rates received on loans and investments and the rates paid for deposits and other sources of funds. The net interest margin depends on many factors that are partly or completely outside of the Company's control, including competition; federal economic, monetary and fiscal policies; market interest rates; and economic conditions. Because of the differences in the maturities and repricing characteristics of interest-earning assets and interest-bearing liabilities, changes in interest rates do not produce equivalent changes in interest income earned on interest-earning assets and interest paid on interest-bearing liabilities. To combat rising inflation, since the beginning of 2022, the Federal Reserve has very rapidly raised its benchmark federal funds interest rate, increasing 425 basis points during 2022. Additionally, the Federal Reserve raised the federal funds benchmark rate by 25 basis points in February of 2023 and an additional 25 basis points in March of 2023. If market rates continue to rise to combat inflation or otherwise, the Company may experience more competitive pressures to increase the rates paid on deposits, which may decrease net interest income, a change in the mix of noninterest and interest-bearing accounts, reduced demand for loans or increases in the rate of default on existing loans. In addition, the Company could experience net interest margin compression if it is unable to maintain the current level of loans outstanding by continuing to originate new loans in the current higher rate environment, or if it experiences a decrease in deposit balances, which would require the Company to seek funding from other sources at relatively higher rates of interest. It is possible that significant or unexpected changes in interest rates may take place in the future, and the Company may not be able to accurately predict the nature or magnitude of such changes or how such changes may affect business or results of operations.

The Company's investment portfolio consists of fixed income debt securities, classified as available for sale, whose market values fluctuate with changes in interest rates. Available for sale debt securities are carried at estimated fair value with the corresponding unrealized gains and losses recognized in other comprehensive income. Gains or losses are only recognized in net income upon the sale of the security. Additionally, under ASC 326 a loss is recognized for expected credit losses on available for sale debt securities or when the Company does not expect to recover its investment in a debt security, to the extent that the carrying amount of the security exceeds its market value. As a result of increases in market interest rates during 2022, the market value of the Company's investment portfolio declined significantly. While the Company does not intend to sell any of its securities prior to maturity, the portfolio serves as a source of liquidity and consists of securities available for sale, which may be sold in response to changes in market interest rates, changes in prepayment risk, increases in loan demand, changes in deposit balances, general liquidity needs and other similar factors. If the Company sells any of its securities while in an unrealized loss position or determines that there is a credit loss with respect to any of the Company's securities, the loss or impairment charge would be recognized in net income, which could have a material adverse effect on the Company's financial condition and results of operations. The process for determining whether impairment is other-than-temporary generally requires difficult, subjective judgments, including with respect to the issuer's future financial performance and any collateral underlying the security in order to evaluate the probability of receiving all payments on the security. Although the Company concluded that no other-than-temporary impairment existed in its securities portfolio at December 31, 2022 and no other-than-temporary impairment loss has been recognized in net income, changing economic and market conditions resulting in interest rate fluctuations, the financial conditions of the issuers of the securities and the performance of the underlying collateral, among other factors, may cause the Company to recognize impairment charges in the future, which could have a material adverse effect on the Company's financial condition and results of operations. Additionally, while the regulatory capital of the Company or the Bank is currently not expected to be impacted by unrealized losses on securities, tangible common equity, a non-GAAP financial measure, is reduced for unrealized losses on securities, and regulatory capital would be reduced for any losses recognized in net income.

The Company generally seeks to maintain a neutral position in terms of the volume of assets and liabilities that mature or re-price during any period so that it may reasonably maintain its net interest margin; however, interest rate fluctuations, loan prepayments, loan production, deposit flows, and competitive pressures are constantly changing and influence the ability to maintain a neutral position. Generally, the Company's earnings will be more sensitive to fluctuations in interest rates depending upon the variance in volume of assets and liabilities that mature and re-price in any period. The extent and duration of the sensitivity will depend on the cumulative variance over time, the velocity and direction of changes in interest rates, shape and slope of the yield curve, and whether the Company is more asset sensitive or liability sensitive. Accordingly, the Company may not be successful in maintaining a neutral position and, as a result, the Company's net interest margin may be affected.

The Company relies substantially on deposits obtained from customers in our target markets to provide liquidity and support growth, and liquidity risk could harm the Company's ability to fund its operations, which could have a material adverse impact on the Company's financial condition. Liquidity is essential to the Company's business. While the Company relies on different sources to meet potential liquidity demands, the Bank's business strategies are primarily based on access to funding from local customer deposits. Deposit levels may be affected by a number of factors, including interest rates paid by competitors, general interest rate levels, returns available to customers on alternative investments and general economic conditions that affect savings levels and the amount of liquidity in the economy, including government stimulus efforts in response to economic crises. If deposit levels fall, reliance on a relatively low-cost source of funding could be reduced and interest expense would likely increase as alternative funding is obtained to replace lost deposits. If local customer deposits are not sufficient to fund normal operations and growth, the Company will look to outside sources, such as borrowings from the FHLB, which is a secured funding source. Ability to access borrowings from the FHLB will be dependent upon whether and the extent to which collateral is held or can be provided to secure FHLB borrowings. Other sources may be federal funds purchased and brokered deposits, although the use of brokered deposits may be limited or discouraged by our banking regulators. The Company may also seek to raise funds through the issuance of shares of common stock, or other equity or equity-related securities, or debt securities including subordinated notes as additional sources of liquidity.

The Company's access to funding sources in amounts sufficient to support business operations and growth strategies or on acceptable terms to the Company could be impaired by factors that affect the Company specifically, or the financial services industry or economy generally, including, without limitation, adverse regulatory action against the Company, disruptions in the financial markets, deterioration in credit markets, and negative views and expectations about the prospects for the financial services industry (including due to the closure of Silicon Valley Bank by the California Department of Financial Protection and Innovation, which appointed the FDIC as receiver, the closure of Signature Bank by the New York State Department of Financial Services, which also appointed the FDIC as receiver and the winding down and voluntary liquidation of Silvergate Capital Corp.). If the Company is unable to access funding sufficient to support business operations and growth strategies or is unable to access such funding on acceptable terms to the Company, this could have a substantial negative effect on the Company's liquidity. We may not be able to implement our business strategies, originate loans, invest in securities, pay our expenses, distribute dividends to our stockholders, or fulfill our debt obligations or deposit withdrawal demands. A lack of liquidity also could result in the Company being forced to sell securities in an unrealized loss position. All of these factors could have a material adverse impact on financial performance, financial condition and results of operations.

The Company's liquidity could be impaired by an inability to access short-term funding or the inability to monetize liquid assets. If significant volatility or disruptions occur in the wholesale funding or investment securities markets, the Company's ability to access short-term liquidity could be materially impaired. In addition, other factors outside of the Company's control could limit the Company's ability to access short-term funding or to monetize liquid assets, including by selling investment securities at an attractive price or at all, such as operational issues that impact third parties in the funding or securities markets or unforeseen significant deposit outflows. The Company's inability to access short-term funding or inability to monetize liquid assets could impair the Company's ability to make new loans or meet existing lending commitments and could adversely impact the Company's overall liquidity and regulatory capital.

Consumers may increasingly decide not to use banks to complete their financial transactions, which could have a material adverse impact on the Company's financial condition and operations. Technology and other changes are allowing parties to complete financial transactions through alternative methods that historically have involved banks. For example, consumers can now maintain funds that would have historically been held as bank deposits in brokerage accounts, mutual funds, general-purpose reloadable prepaid cards, or in other types of assets, including crypto currencies or other digital assets. Consumers can also complete transactions such as paying bills or transferring funds directly without the assistance of banks. The process of eliminating banks as intermediaries, known as "disintermediation," could result in the loss of fee income, as well as the loss of customer deposits and the related income generated from those deposits. The loss of these revenue streams and the loss of deposits as a lower cost source of funds could have a material adverse effect on our financial condition and results of operations.

Competition from other financial institutions and financial intermediaries may adversely affect the Company's future success, profitability, financial condition and results of operations. The Company faces substantial competition in all phases of its operations, including originating loans and attracting deposits, from a variety of competitors. Growth and success depend on the Company's ability to compete effectively in this highly competitive financial services environment. The competition in originating loans and attracting deposits comes principally from other banks, mortgage banking companies, consumer finance companies, savings associations, credit unions, brokerage firms, insurance companies and other institutional lenders and purchasers of loans, and includes firms that attract customers primarily through digital and online products which may offer greater convenience to customers than traditional banking products and services. Many competitors offer products and services that are not offered by the Company, and many have substantially greater resources, name recognition and market presence that benefit them in attracting business. In addition, larger competitors may be able to price loans and deposits more aggressively and may have larger lending limits that would allow them to serve the credit needs of larger clients. Moreover, technological innovation continues to contribute to greater competition in financial services markets as technological advances enable more companies, including financial technology start-ups, to provide financial products and services traditionally provided by banks, such as automatic transfer and automatic payment systems. Some of the financial services organizations with which the Company competes are not subject to the same degree of regulation as bank holding companies and federally insured national banks, and may have broader geographic service areas and lower cost structures. As a result, these competitors may have certain advantages over the Company in accessing funding and providing various services. The financial services industry could become even more competitive as a result of legislative, regulatory and technology changes and continued consolidation. Increased competition could require an increase of rates paid on deposits or lower the rates offered on loans, which could adversely affect the Company's profitability. In addition, failure to compete effectively to attract new and retain current customers in the Company's markets could cause it to lose market share, slow its growth rate and may have an adverse effect on its financial condition and results of operations.

The soundness of other financial institutions may adversely affect the Company. Financial services institutions are interrelated due to certain relationships, including trading, clearing and counterparty relationships. The Company has exposure to a variety of industries and counterparties, and routinely executes transactions with counterparties in the financial services industry, including commercial banks, brokers and dealers, investment banks and institutional clients. Many of these transactions expose the Company to credit risk in the event of a default by a counterparty or client. In the past, defaults by, or even speculation about, one or more financial services institutions or the financial services industry generally have led to market-wide liquidity problems, which could result in defaults and, as a result, impair the confidence of the Company's counterparties and ultimately affect the Company's ability to effect transactions. Additionally, confidence in the safety and soundness of regional and community banks specifically or the banking system generally could impact where customers choose to maintain deposits, which could materially adversely impact the Company's liquidity, loan funding capacity, ability to raise funds and results of operations. The Company could also be impacted by current or future negative perceptions about the prospects for the financial services industry, which could worsen over time and result in downward pressure on, and continued or accelerated volatility of, bank securities.

Market risk affects the earnings of Wealth. The fee structure of Wealth is generally based upon the market value of accounts under administration. Most of these accounts are invested in equities of publicly traded companies and debt obligations of both government agencies and publicly traded companies. As such, fluctuations in the equity and debt markets in general have had a direct impact upon the earnings of Wealth.

The Basel III Capital Rules require higher levels of capital and liquidity, which could adversely affect the Company's net income and return on equity. The Basel III Capital Rules require bank holding companies and banks to meet capital adequacy guidelines, liquidity requirements and other regulatory requirements specifying minimum amounts and types of capital that must be maintained. The Basel III Capital Rules apply to the Bank but, because the Company qualifies under the Federal Reserve's Small Bank Holding Company Policy Statement, the Company is not subject to the Basel III Capital Rules. The capital adequacy standards applicable to the Bank impose stricter capital requirements and leverage limits than the requirements to which the Bank was subject in the past. The standardized calculations of risk-weighted assets are complex and may create additional compliance burdens for the Company, if ultimately applied to the Company. The Basel III Capital Rules apply higher risk weightings to many types of loans and securities. This may result in the Bank being forced to limit originations of certain types of commercial and mortgage loans, thereby reducing the amount of credit available to borrowers and limiting opportunities to earn interest income from the loan portfolio, which could have a detrimental impact on the Company's net income.

If the Company were to require additional capital, including to fund additional capital contributions to the Bank, as a result of the Basel III Capital Rules, it could be required to access the capital markets on short notice and in relatively weak economic conditions, which could result in raising capital that significantly dilutes existing stockholders. Additionally, the Company may be forced to limit banking operations and activities, and growth of loan portfolios and interest income, to focus on retention of earnings to improve capital levels. Higher capital levels may also lower the Company's return on equity.

Risk Factors Related to our Operations and Technology

The Company and its subsidiaries are subject to operational risk, which could adversely affect business, financial condition and results of operation. The Company and its subsidiaries, like all businesses, are subject to operational risk, including the risk of loss resulting from human error, fraud or unauthorized transactions due to inadequate or failed internal processes and systems, and external events that are wholly or partially beyond the Company's control (including, for example, sudden increases in customer transaction volume, electrical or telecommunications outages, natural disasters, and cyber-attacks). Operational risk also encompasses compliance (legal) risk, which is the risk of loss from violations of, or noncompliance with, laws, rules, regulations, prescribed practices or ethical standards. The Company and its subsidiaries have established a system of internal controls to address these risks, but there are inherent limitations to such risk management strategies as there may exist, or develop in the future, risks that are not anticipated, identified or monitored. Any losses resulting from operational risk could take the form of explicit charges, increased operational costs, litigation costs, harm to reputation or forgone opportunities, loss of customer business, or the unauthorized release, misuse, loss or destruction of proprietary information, any and all of which could have a material adverse effect on the Company's business, financial condition and results of operations.

System failures, interruptions, breaches of security, or the failure of a third-party provider to perform its obligations could adversely impact the Company's business operations and financial condition. Communications and information systems are essential to the conduct of the Company's businesses, as such systems are used to manage customer relationships, general ledger, deposits and loans. While the Company has established policies and procedures to prevent or limit the impact of systems failures, interruptions and security breaches, the Company's information, security, and other systems may stop operating properly or become disabled or damaged as a result of a number of factors, including events beyond the Company's control, such as sudden increases in customer transaction volume, electrical or telecommunications outages, natural disasters, and cyber-attacks. Information security risks have increased in recent years and hackers, activists and other external parties have become more technically sophisticated and well-resourced. These parties use a variety of methods to attempt to breach security systems and access the data of financial services institutions and their customers. One such event occurred during September 2022, when in a cybersecurity incident an email account of the Company was accessed by an unauthorized user, which may have compromised certain information about the Company and its customers. The Company may not have the resources or technical sophistication to anticipate or prevent rapidly evolving types of cyber-attacks. In addition, any compromise of the security systems could deter customers from using the Bank's website and online banking service, both of which involve the transmission of confidential information. The security and authentication precautions imposed by the Company and the Bank may not protect the systems from compromises or breaches of security, which would adversely affect the Company's results of operations and financial condition.

In addition, the Company outsources certain data processing to certain third-party providers. Accordingly, the Company's operations are exposed to risk that these third-party providers will not perform in accordance with the contracted arrangements under service agreements. If the third-party providers encounter difficulties, or if the Company has difficulty in communicating with them, the Company's ability to adequately process and account for customer transactions could be affected, and the Company's business operations could be adversely impacted. Further, a breach of a third-party provider's technology may cause loss to the Company's customers. Replacing these third-party providers could also create significant delay and expense. Threats to information security also exist in the processing of customer information through various other vendors and their personnel.

The occurrence of any systems failure, interruption or breach of security, or the failure of a third-party provider to perform its obligations, could expose the Company to risks of data loss or data misuse, could result in violations of applicable privacy and other laws, could damage the Company's reputation and result in a loss of customers and business, could subject it to additional regulatory scrutiny or could expose it to civil litigation, possible financial liability and costly response measures. Any of these occurrences could have a material adverse effect on the Company's financial condition and results of operations.

The Company and its subsidiaries, including the Bank, and its and their employees and customers may in the future be the target of criminal cyberattacks; and we could be exposed to liability and remedial costs, and our reputation and business could suffer. Like many major financial institutions, we are, from time to time, a target of criminal cyber-attacks, phishing schemes and similar fraudulent activity and cyber incidents, and we expect these threats to continue. As the numerous and evolving cybersecurity threats, including advanced and persistent cyber-attacks and schemes, utilized by cybercriminals in attempts to obtain unauthorized access to our systems or our customers' accounts have become increasingly more complex and sophisticated and may be difficult to detect for periods of time, we may – like many other major financial institutions – not anticipate, safeguard against, or respond to, these acts adequately. As these threats continue to evolve and increase, we – like many other major financial institutions – may be required to devote significant additional resources in order to modify and enhance our security controls and to identify and remediate any security vulnerabilities.

Though it is difficult to determine what, if any, harm may directly result from any specific cyber incident or cyber-attack, any failure to maintain the security of, or any actual or perceived loss or unauthorized disclosure or use of, customer or account information likely may lead to our customers losing wealth and confidence in us. Damage to our reputation could adversely affect deposits and loans and otherwise negatively affect the Company's business, financial condition and results of operations. In addition, it is possible that a cyber incident and any material fraudulent activity, cyber-attacks, breaches of our information security or successful penetration or circumvention of our system security may cause us significant negative consequences, including loss of Bank customers and financial assets and business opportunities, disruption to our operations and business, or misappropriation of our and/or our customers' confidential information, and may expose us to additional regulatory scrutiny or may result in a violation of applicable privacy laws and other laws, litigation exposure, regulatory fines, penalties or intervention, loss of confidence in our security measures, reputational damage, reimbursement or other compensatory costs, devotion of substantial management time, increased costs to maintain insurance coverage (including increased deposit insurance premiums), or additional compliance costs, all of which could adversely impact our business, financial condition, liquidity and results of operations.

The Company's accounting estimates and risk management processes rely on analytical and forecasting models. Processes that management uses to measure the fair value of financial instruments, as well as the processes used to estimate the effects of changing interest rates and other market measures on the Company's earnings performance and liquidity, depend upon the use of analytical and forecasting models. These models reflect assumptions that may not be accurate, particularly in times of market stress or other unforeseen circumstances. Even if these assumptions are accurate, the models may prove to be inadequate or inaccurate because of other flaws in their design or their implementation.

If the models that management uses for interest rate risk and asset-liability management are inadequate, the Company may incur increased or unexpected losses upon changes in market interest rates or other market measures and may be unable to maintain sufficient liquidity. If the models that management uses to measure the fair value of financial instruments are inadequate, the fair value of such financial instruments may fluctuate unexpectedly or may not accurately reflect what the Company could realize upon sale or settlement of such financial instruments. Any such failure in management's analytical or forecasting models could have a material adverse effect on the Company's business, financial condition and results of operations.

The Company is dependent on key personnel and the loss of one or more of those key personnel could harm its business. The banking business in Virginia, and in the Company's primary service area in the Hampton Roads MSA, is highly competitive and dominated by a relatively small number of large banks. Competition for qualified employees and personnel in the banking industry is intense and there are a limited number of qualified persons with knowledge of and experience in the Virginia community banking industry, which could increase labor costs. In addition, the Company's ability to attract and retain employees could be impacted by changing workforce concerns, expectations, practices and preferences, including remote and hybrid work preferences brought on by the COVID-19 pandemic, and labor shortages. The Company's success depends to a significant degree upon its ability to attract and retain qualified management, loan origination, administrative, marketing and technical personnel and upon the continued contributions of and customer relationships developed by management and other key personnel. In particular, the Company's success is highly dependent upon the capabilities of its senior executive management. The Company believes that its management team, comprised of individuals who have worked in the banking industry for many years, is integral to implementing the Company's business plan. The loss of any of the Company's senior executive management could have a material adverse effect on the Company's ability to build on the efforts they have undertaken, and the Company may not be able to find adequate replacements. The Company has not entered into employment agreements with any of its executive management employees, and the loss of the services of one or more of them could harm the Company's business.

The Company may not be able to compete effectively without the appropriate use of current technology. The use of technology in the financial services market, including the banking industry, evolves frequently. The Company may be unable to attract and maintain banking relationships with certain customers if it does not offer appropriate technology-driven products and services. In addition to better serving customers, the effective use of technology may increase efficiency and reduce costs. Developing or acquiring access to new technologies and incorporating those technologies into the Company's products and services, or using them to expand the Company's products and services, may require significant investments, may take considerable time to complete, and ultimately may not be successful. The Company may not be able to effectively implement new technology-driven products or services or be successful in marketing these products and services to its customers. As a result, the Company's ability to compete effectively may be impaired, which could lead to a material adverse effect on the Company's financial condition and results of operations, and could lead to the incurrence of additional expense.

Risks Related to the Regulation of the Company

The Company may be adversely affected by changes in government monetary policy. As a bank holding company, the Company's business is affected by the monetary policies established by the FRB, which regulates the national money supply in order to mitigate recessionary and inflationary pressures. In setting its policy, the FRB may utilize techniques such as the following: (i) engaging in open market transactions in U.S. Government securities; (ii) setting the rate on member bank borrowings; and (iii) determining reserve requirements.

These techniques determine, to a significant extent, the Company's cost of funds for lending and investing. These techniques, all of which are outside the Company's control, may have an adverse effect on deposit levels, net interest margin, loan demand or the Company's business and operations.

The Company and its subsidiaries are subject to extensive regulation which could adversely affect them. The Company is subject to extensive regulation by federal, state and local governmental authorities and is subject to various laws and judicial and administrative decisions imposing requirements and restrictions on part or all of its operations, including those referenced above. Regulations adopted by these agencies, which are generally intended to protect depositors and customers rather than to benefit stockholders, govern a comprehensive range of matters including, without limitation, ownership and control of the Company's shares, acquisition of other companies and businesses, permissible activities that the Company and its subsidiaries may engage in, maintenance of adequate capital levels and other aspects of operations. These regulations are costly to comply with and could limit the Company's growth by restricting certain of its activities. The laws, rules and regulations applicable to the Company are subject to regular modification and change. Regulatory changes could subject the Company to more demanding regulatory compliance requirements, which could affect the Company in unpredictable and adverse ways. Such changes could subject the Company to additional costs, limit the types of financial services and products it may offer and/or increase the ability of non-banks to offer competing financial services and products, among other things. Legislation or regulation may also impose unexpected or unintended consequences, the impact of which is difficult to predict. Failure to comply with laws, regulations or policies could result in sanctions by regulatory agencies, civil money penalties and/or damage to the Company's reputation, which could have a material adverse effect on the Company's business, financial condition and results of operations. Legislation and regulatory initiatives containing wide-ranging proposals for altering the structure, regulation and competitive relationship of financial institutions are introduced regularly. The extent and timing of any regulatory reforms, as well as any effects on the Company's business and results of operations, are uncertain.

The CFPB may increase our regulatory compliance burden and could affect the consumer financial products and services that the Company offers. The CFPB significantly influences consumer financial laws, regulation and policy through rulemaking related to enforcement of the Dodd-Frank Act's prohibitions against unfair, deceptive and abusive consumer finance products or practices, which are directly affecting the business operations of financial institutions offering consumer financial products or services, including the

Company. This agency's broad rulemaking authority includes identifying practices or acts that are unfair, deceptive or abusive in connection with any consumer financial transaction, financial product or service. Although the CFPB has jurisdiction over banks with $10 billion or greater in assets, rules, regulations and policies issued by the CFPB may also apply to the Company or its subsidiaries by virtue of the adoption of such policies and practices by the Federal Reserve and the FDIC. Further, the CFPB may include its own examiners in regulatory examinations by the Company's primary regulators. The limitations and restrictions imposed by the CFPB may produce significant, material effects on our business, financial condition and results of operations.

Increased scrutiny and evolving expectations from customers, regulators, investors, and other stakeholders with respect to environmental, social and governance (ESG) practices may impose additional costs on the Company or expose it to new or additional risks. As a regulated financial institution and a publicly traded company, the Company is facing increasing scrutiny from customers, regulators, investors, and other stakeholders related to ESG practices and disclosure. Investor advocacy groups, investment funds, influential investors, and regulators are increasingly focused on these practices, especially as they relate to climate risk, hiring practices, the diversity of the work force, and racial and social justice issues. Failure to adapt to or comply with regulatory requirements or investor or stakeholder expectations and standards could negatively impact the Company's reputation, ability to do business with certain partners, and stock price. New government regulations could also result in new or more stringent forms of ESG oversight and expanded mandatory and voluntary reporting, diligence, and disclosure. ESG-related costs, including with respect to compliance with any additional regulatory or disclosure requirements or expectations, could adversely impact our results of operations.

Failure to comply with the USA Patriot Act, OFAC, the Bank Secrecy Act and related FinCEN guidelines and related regulations could have a material impact on the Company. Bank regulatory agencies routinely examine financial institutions for compliance with the USA Patriot Act, OFAC, the Bank Secrecy Act and related FinCEN guidelines and related regulations. Failure to maintain and implement adequate programs as required by these obligations to combat terrorist financing, elder abuse, human trafficking, anti-money laundering and other suspicious activity and to fully comply with all of the relevant laws or regulations, could have serious legal, financial and reputational consequences for the Company. Such a failure could cause a bank regulatory agency not to approve a merger or acquisition transaction or to prohibit such a transaction even if formal approval is not required. In addition, such a failure could result in a regulatory authority imposing a formal enforcement action or civil money penalty for regulatory violations.

Risks Related to Our Common Stock
The Company's common stock price may be volatile, which could result in losses to investors. The common stock price has been volatile in the past, and several factors could cause the price to fluctuate in the future. These factors include, but are not limited to, actual or anticipated variations in earnings, changes in analysts' recommendations or projections with regard to the Company's common stock or the markets and businesses in which the Company operates, operations and stock performance of other companies deemed to be peers, and reports of trends and concerns and other issues related to the financial services industry. Fluctuations in our common stock price may be unrelated to the Company's performance. General market declines or market volatility in the future, especially in the financial institutions sector, could adversely affect the price of our common stock, and the current market price may not be indicative of future market prices.

The Company's substantial dependence on dividends from its subsidiaries may prevent it from paying dividends to its stockholders and adversely affect its business, results of operations or financial condition. The Company is a separate legal entity from its subsidiaries and does not have significant operations or revenues of its own. The Company substantially depends on dividends from its subsidiaries to pay dividends to stockholders and to pay its operating expenses. The availability of dividends from the subsidiaries is limited by various statutes and regulations. It is possible, depending upon the financial condition of the Company and other factors, that the Comptroller could assert that payment of dividends by the subsidiaries is an unsafe or unsound practice. In the event the subsidiaries are unable to pay dividends to the Company, the Company may not be able to pay dividends on the Company's common stock, service debt or pay operating expenses. Consequently, the inability to receive dividends from the subsidiaries could adversely affect the Company's financial condition, results of operations, cash flows and limit stockholders' return, if any, to capital appreciation.

Future sales of the Company's common stock by stockholders or the perception that those sales could occur may cause the common stock price to decline. Although the Company's common stock is listed for trading on the NASDAQ stock market, the trading volume in the common stock may be lower than that of other larger financial institutions. A public trading market having the desired characteristics of depth, liquidity and orderliness depends on the presence in the marketplace of willing buyers and sellers of the common stock at any given time. This presence depends on the individual decisions of investors and general economic and market conditions over which the Company has no control. Given these factors, a stockholder may have difficult selling shares of the Company's common stock at an attractive price (or at all). Additionally, stockholders may not be able to sell a substantial number of the Company's common stock shares for the same price at which stockholders could sell a smaller number of shares. Given the potential for lower relative trading volume in the common stock, significant sales of the common stock in the public market, or the perception that those sales may occur, could cause the trading price of the Company's common stock to decline or to be lower than it otherwise might be in the absence of these sales or perceptions.

Future issuances of the Company's common stock could adversely affect the market price of the common stock and could be dilutive. The Company may issue additional shares of common stock or securities that are convertible into or exchangeable for, or that represent the right to receive, shares of the Company's common stock. Issuances of a substantial number of shares of common stock, or the expectation that such issuances might occur, could materially adversely affect the market price of the common stock and could be dilutive to stockholders. Any decision the Company makes to issue common stock in the future will depend on market conditions and other factors, and the Company cannot predict or estimate the amount, timing, or nature of possible future issuances of common stock. Accordingly, holders of the Company's common stock bear the risk that future issuances of securities will reduce the market price of the common stock and dilute their stock holdings in the Company.

Risk Factors Related to the COVID-19 Pandemic
The Company's results of operations and financial condition may be adversely affected by the COVID-19 pandemic. The outbreak of the COVID-19 pandemic, the widespread government response and the impact on consumers and businesses caused significant disruption in the United States and international economies and financial markets and had a significant impact on consumers and businesses in our market area and the operations and financial performance of the Company. Although conditions regarding the spread of the illness are improving, COVID-19's ultimate impact on economic conditions and activity remains uncertain, and it is possible that new variants will emerge that could cause further outbreaks or more severe outbreaks in the future, resulting in additional lockdowns, economic disruptions, or other unknown impacts.

Although the scope, duration and full effects of the pandemic are evolving and cannot be fully known at this time, consequences of the pandemic have included and may include further market volatility, interest rate fluctuations, disrupted trade and supply chains, increased unemployment, rising prices, inflation and reduced economic activity. Developments related to COVID-19 and certain responses thereto have driven higher inflation in the United States during 2022 and early 2023, and ultimately, may contribute to the development of a disruptive period of high inflation in the United States and globally, while efforts to combat this inflation could result in an economic recession. The period of recovery from the negative economic effects of the pandemic cannot be predicted and may be protracted. As loan payment deferral programs and government stimulus or relief efforts, such as the Paycheck Protection Program (PPP), have largely ended, signs of credit deterioration that were masked or obscured may emerge, and the Company can give no assurance that loan performance or net charge-offs will continue at the levels experienced in 2022, 2021 and 2020.

The extent to which the COVID-19 pandemic impacts our business, results of operations and financial condition will depend on future developments, which are highly uncertain and cannot be predicted, including, but not limited to the duration and severity of the COVID-19 pandemic, the acceptance and continued effectiveness of vaccines and treatments for COVID-19, the effects of the pandemic on our customers and vendors, and the short- and long-term health impacts of the pandemic. There can be no assurance that any efforts by the Company to address the adverse impacts of the COVID-19 pandemic will be effective. Additionally, the Company may continue to experience adverse impacts to our business as a result of changes in the behavior of customers, businesses and their employees prompted or accelerated by the COVID-19 pandemic. Furthermore, the financial condition of our customers and vendors may be adversely impacted, which may result in an elevated level of loan losses, a decrease in demand for products and services, or reduced availability of services provided by third parties on which we rely. Any of these events may, in turn, have a material adverse impact our business, results of operations and financial condition.

General Risk Factors
Negative public opinion could damage the Company's reputation and adversely impact the Company's business, financial condition and results of operation. Reputation risk, or the risk to the Company's business, financial condition and results of operation from negative public opinion, is inherent in the financial services industry. Negative public opinion can result from actual or alleged conduct in any number of activities, including lending or foreclosure practices, regulatory compliance, corporate governance and sharing or inadequately protecting customer information, and from actions taken by government regulators and community organizations in response to those activities. Negative public opinion could adversely affect the Company's ability to keep and attract customers and employees, could impair the confidence of counterparties and business parties, could expose it to litigation and regulatory action, and could adversely affect its access to the capital markets. Damage to the Company's reputation could adversely affect deposits and loans and otherwise negatively affect the Company's business, financial condition and results of operation.

The Company may need to raise additional capital in the future and such capital may not be available when needed or at all. The Company may need to raise additional capital in the future to provide it with sufficient capital resources and liquidity to meet its commitments and business needs, particularly if its asset quality or earnings were to deteriorate significantly. Economic conditions and the loss of confidence in financial institutions may increase the Company's cost of funding and limit access to certain customary sources of capital, including inter-bank borrowings, repurchase agreements and borrowings from the Federal Reserve Bank's discount window. The Company's ability to raise additional capital, if needed, will depend on, among other things, conditions in the capital markets at that time, which are outside of the Company's control, and the Company's financial performance.

The Company cannot assure that such capital will be available on acceptable terms or at all. Any occurrence that may limit the Company's access to the capital markets, such as a decline in the confidence of debt purchasers, depositors of the Bank or counterparties participating in the capital markets, or a downgrade of the parent company or the Bank's ratings, may adversely affect the Company's capital costs and its ability to raise capital and, in turn, its liquidity. Moreover, if the Company needs to raise capital in the future, it may have to do so when many other financial institutions are also seeking to raise capital and would have to compete with those institutions for investors. An inability to raise additional capital on acceptable terms when needed could have a material adverse effect on the Company's liquidity, business, financial condition and results of operations.

Natural disasters, severe weather events, acts of war or terrorism, pandemics or endemics, climate change and other external events could significantly impact our business. Natural disasters, including severe weather events of increasing strength and frequency due to climate change, acts of war (including the war in Ukraine) or terrorism, pandemics (including the COVID-19 pandemic) or endemics and other adverse external events could have a significant adverse impact on the business operations of the Company, third parties who perform operational services for the Company or its customers and the Company's borrowers and customers. Such events could affect the stability of the Company's deposit base, impair the ability of borrowers to repay outstanding loans, impair the value of collateral securing loans, cause significant property damage, result in lost revenue or cause the Company to incur additional expenses. Although management has established disaster recovery policies and procedures, the occurrence of any such event could have a material adverse effect on the Company's business, which, in turn, could have a material adverse effect on the Company's financial condition and results of operations.

Item 1B. Unresolved Staff Comments

None.

Item 2. Properties

As of December 31, 2022, the Company owned and leased buildings in the normal course of business. It owns its main office, which represents its corporate headquarters and includes a branch at 101 East Queen Street, Hampton, Virginia. As of March 15, 2023, the Bank operated fourteen branches in the Hampton Roads area of Virginia.

For more information concerning the amounts recorded for premises and equipment and commitments under current leasing agreements, see Note 4, Premises and Equipment and Note 5, Leases of the Notes to Consolidated Financial Statements included in Item 8, "Financial Statements and Supplementary Data" of this report on Form 10-K.

Item 3. Legal Proceedings

Neither the Company nor any of its subsidiaries is a party to any material pending legal proceedings before any court, administrative agency, or other tribunal.

Item 4. Mine Safety Disclosures

None.

INFORMATION ABOUT OUR EXECUTIVE OFFICERS

Name (Age) And Present Position	Served as an Executive Officer Since	Principal Occupation During Past Five Years
Robert F. Shuford, Jr. (58) Chairman, President & Chief Executive Officer Old Point Financial Corporation	2003	Chairman of the Board, President & Chief Executive Officer of the Company and the Bank since 2020. Executive Vice President/Bank of the Company since 2015; Chief Operating Officer & Senior Vice President/Operations of the Company from 2003 to 2015 President & Chief Executive Officer of the Bank since 2015; Senior Executive Vice President & Chief Operating Officer of the Bank from 2012 to 2015; Executive Vice President & Chief Operating Officer of the Bank from 2003 to 2012; Chairman of the Board of the Bank
Elizabeth T. Beale (50) Chief Financial Officer & Senior Vice President/Finance Old Point Financial Corporation	2019	Chief Financial Officer & Senior Vice President/Finance of the Company; a Certified Public Accountant; Senior Vice President & Chief Accounting Officer of the Bank from 2018 to 2019; Executive Vice President and Chief Financial Officer for Citizens National Bank (formerly CNB Bancorp, Inc.) from 2003 to 2018 Chief Financial Officer & Executive Vice President of the Bank
Donald S. Buckless (58) Chief Lending Officer & Senior Vice President Old Point Financial Corporation	2016	Chief Lending Officer & Senior Vice President of the Company since 2016 Chief Lending Officer & Executive Vice President of the Bank since 2016; Chief Lending Officer & Senior Vice President of the Bank from 2015 to 2016
Thomas L. Hotchkiss (67) Chief Credit Officer & Executive Vice President Old Point National Bank	2019	Chief Credit Officer & Executive Vice President of the Bank since 2019; Chief Credit Officer of finanical institution in Maryland from February 2015 to February 2019
A. Eric Kauders, Jr. (53) Senior Vice President/Trust Old Point Financial Corporation	2021	Senior Vice President/Trust of the Company since September 2021 President and Chief Executive Officer of Trust since September 2021; Managing Director at Bank of America Private Bank from 2008 to 2021
Susan R. Ralston (59) Chief Operating Officer & Executive Vice President Old Point National Bank	2019	Chief Operating Officer & Executive Vice President of the Bank since 2019; President & Founder of Ralston Coaching and Consulting, LLC from 2018 to 2019; Chief Operating Officer & Senior Vice President of Dollar Bank from 2016 to 2018
Joseph R. Witt (62) Executive Vice President/Financial Service Old Point Financial Corporation	2008	Executive Vice President/Financial Services since 2020. Chief Business Development Officer & Senior Vice President of the Company since 2015; Chief Administrative Officer & Senior Vice President/Administration of the Company from 2012 to 2015; Senior Vice President/Corporate Banking/Human Resources of the Company from 2010 to 2012; Senior Vice President/Corporate Banking of the Company from 2008 to 2010 Chief Strategy Officer & President, Financial Services of the Bank beginning in 2020. Senior Executive Vice President & Chief Business Development Officer of the Bank from 2015 to 2019; Senior Executive Vice President & Chief Administrative Officer of the Bank from 2012 to 2015; Executive Vice President/Corporate Banking & Human Resources Director of the Bank from 2010 to 2012

Part II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

The common stock of the Company is quoted on the NASDAQ Capital Market under the symbol "OPOF". The approximate number of stockholders of record as of March 14, 2023 was 1,560. On that date, the closing price of the Company's common stock on the NASDAQ Capital Market was $24.57. Additional information related to restrictions on funds available for dividend declaration can be found in Note 15, Regulatory Matters of the Notes to Consolidated Financial Statements included in Item 8, "Financial Statements and Supplementary Data" of this report on Form 10-K.

The Company had a share repurchase program which was authorized by the Board of Directors in October 2021 to repurchase up to 10% of the Company's issued and outstanding common stock through November 30, 2022. Pursuant to the repurchase program, the Company repurchased approximately 268,000 shares for approximately $6.7 million during 2022. The Company did not execute any repurchases under this plan during the fourth quarter of 2022.

Pursuant to the Company's equity compensation plans, participants may exercise stock options by surrendering shares of the Company's common stock that the participants already own. Additionally, participants may also surrender shares upon the vesting of restricted stock awards to pay certain taxes. Shares surrendered by participants of these plans are valued at current market prices pursuant to the terms of the applicable awards. No such surrenders occurred during 2022.

Item 6. Reserved

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion is intended to assist readers in understanding and evaluating the financial condition, changes in financial condition and the results of operations of the Company, consisting of the parent company (the Parent) and its wholly-owned subsidiaries, the Bank and Wealth. This discussion should be read in conjunction with the Consolidated Financial Statements and other financial information contained elsewhere in this report. In addition to current and historical information, the following discussion and analysis contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements relate to future business, financial condition or results of operations. For a description of certain factors that may have a significant impact on the Company's future business, financial condition or results of operations, see "Cautionary Statement Regarding Forward-Looking Statements" prior to Item 1. "Business."

Overview

The Company's primary goals are to maximize earnings by maintaining strong asset quality and deploying capital in profitable growth initiatives that will enhance long-term stockholder value. The Company operates in three principal business segments: the Bank, Wealth, and the Company as a separate segment, the Parent. Revenues from the Bank's operations consist primarily of interest earned on loans and investment securities, fees earned on deposit accounts, debit card interchange, and treasury and commercial services and mortgage banking income. Wealth's operating revenues consist principally of income from fiduciary and asset management fees. The Parent's revenues are mainly fees and dividends received from the Bank and Wealth.

Net income for 2022 was $9.1 million ($1.80 per diluted share) compared to $8.4 million ($1.61 per diluted share) in 2021. Assets as of December 31, 2022 were $1.4 billion, an increase of $17.2 million or 1.3% compared to assets as of December 31, 2021.

Key factors affecting comparisons of consolidated net income for the years ended December 31, 2022 and 2021 are discussed below: Comparisons are to prior year unless otherwise stated.

- Loans held for investment (net of deferred fees and costs), excluding PPP (non-GAAP), increased 24.5%.
- Average earning assets increased $37.8 million, or 3.2%.
- Interest income increased $5.8 million, or 13.7%.
- Interest expense increased $147,000, or 4.3%, due primarily to increased expense from short-term FHLB borrowings and a full year of subordinated notes interest partially offset by shifts in funding to lower cost deposits.
- Consolidated net interest margin (NIM) was 3.62% for 2022 compared to 3.26%.
- Net PPP fees of $699 thousand were recognized in 2022, compared to $3.2 million in 2021.
- Mortgage banking income decreased $1.8 million or 78.2% due to rising mortgage interest rates and a decline in mortgage industry volume.

For more information about financial measures that are not calculated in accordance with GAAP, please see "Non-GAAP Financial Measures" below.

Capital Management and Dividends

Total equity was $98.7 million at December 31, 2022, compared to $120.8 million at December 31, 2021. Total capital decreased $22.1 million at December 31, 2022 compared to December 31, 2021 due to net unrealized losses on available-for-sale securities (net of tax), a component of accumulated comprehensive (loss) income, repurchase of shares under the Company's share repurchase program, and the payment of dividends to shareholders, partially offset by earnings. The decline in market value for the securities available-for-sale during 2022 was a result of rising market interest rates. The Company expects to recover its investments in debt securities through scheduled payments of principal and interest through maturity and unrealized losses are not expected to affect net income or regulatory capital of the Company or its subsidiaries.

For the year ended December 31, 2022, the Company declared dividends of $0.52 per share. Annual dividends per share increased 4.0% over dividends of $0.50 per share declared in 2021. The Board of Directors of the Company continually reviews the amount of cash dividends per share and the resulting dividend payout ratio. The Company's principal goals related to the maintenance of capital are to provide adequate capital to support the Company's risk profile consistent with the board approved risk appetite, provide financial flexibility to support future growth and client needs, comply with relevant laws, regulations, and supervisory guidance, and provide a competitive return to stockholders. Risk-based capital ratios, which include CET1 capital, Tier 1 capital and Total capital for the Bank are calculated based on regulatory guidance related to the measurement of capital and risk-weighted assets.

The Company had a share repurchase program which was authorized by the Board of Directors in October 2021 to repurchase up to 10% of the Company's issued and outstanding common stock through November 30, 2022. During the year ended December 31, 2022, the Company repurchased 268,095 shares, or $6.7 million of its common stock under the repurchase program. At the expiration of the repurchase program, the Company has made aggregate stock repurchases of 274,695 shares for an aggregate cost of $6.8 million.

At December 31, 2022, the book value per share of the Company's common stock was $19.75, and tangible book value per share (non-GAAP) was $19.37, compared to $23.06 and $22.69, respectively, at December 31, 2021. Refer to "Non-GAAP Financial Measures," below, for information about non-GAAP financial measures, including a reconciliation to the most directly comparable financial measures calculated in accordance with U.S. GAAP.

Critical Accounting Estimates

The accounting and reporting policies of the Company are in accordance with U.S. generally accepted accounting principles (GAAP) and conform to general practices within the banking industry. The Company's financial position and results of operations are affected by management's application of accounting policies, including estimates, assumptions and judgments made to arrive at the carrying value of assets and liabilities and amounts reported for revenues, expenses and related disclosures. Different assumptions in the application of these policies could result in material changes in the Company's consolidated financial position and/or results of operations. Those accounting policies with the greatest uncertainty and that require management's most difficult, subjective or complex judgments affecting the application of these policies, and the greatest likelihood that materially different amounts would be reported under different conditions, or using different assumptions, are described below.

Allowance for Loan Losses

The allowance for loan losses is established through charges to earnings in the form of a provision for loan losses. Loan losses are charged against the allowance when it is believed the collection of the principal is unlikely. Subsequent recoveries of losses previously charged against the allowance are credited to the allowance. The allowance represents an amount that, in the Company's judgment, will be adequate to absorb probable and estimable losses inherent in the loan portfolio. The judgment in determining the level of the allowance is based on evaluations of the collectability of loans while taking into consideration such factors as trends in delinquencies and charge-offs for relevant periods of time, changes in the nature and volume of the loan portfolio, current economic conditions that may affect a borrower's ability to repay and the value of collateral, overall portfolio quality and review of specific potential losses. This evaluation is inherently subjective because it requires estimates that are susceptible to significant revision as more information becomes available. In evaluating the level of the allowance, management considers a range of possible assumptions and outcomes related to the various factors identified above. Under alternative assumptions that we considered in developing our estimate of an allowance that will be adequate to absorb probable and estimable losses inherent in the loan portfolio at December 31, 2022, our estimate of the allowance varied between $9 million and $11 million.

For further information concerning accounting policies and the Company's adoption of ASC 326, effective January 1, 2023, refer to Note 1, Significant Accounting Policies of the Notes to Consolidated Financial Statements included in Item 8. "Financial Statements and Supplementary Data" of this report on Form 10-K.

Results of Operations

Net Interest Income

The principal source of earnings for the Company is net interest income. Net interest income is the difference between interest and fees generated by earning assets and interest expense paid to fund them. Changes in the volume and mix of interest-earning assets and interest-bearing liabilities, as well as their respective yields and rates, have a significant impact on the level of net interest income. The NIM is calculated by dividing net interest income by average earning assets, or on a fully tax-equivalent net interest income by average earning assets.

Net interest income was $44.4 million in 2022, an increase of $5.6 million from 2021. The NIM was 3.60% in 2022 as compared to 3.24% in 2021. Net interest income, on a fully tax-equivalent basis (non-GAAP), was $44.7 million in 2022, an increase of $5.7 million from 2021. On a fully tax-equivalent basis (non-GAAP), NIM was 3.62% in 2022 as compared to 3.26% in 2021. Year-over-year, average investment yields were higher by 57 basis points, average loan yields decreased slightly due primarily to lower accelerated recognition of deferred fees and costs related to PPP forgiveness, and average interest-bearing liability costs increased 1 basis point. Loan fees and costs related to PPP loans are deferred at the time of loan origination, are amortized into interest income over the remaining terms of the loans and accelerated upon forgiveness or repayment of the PPP loans. Net PPP fees of $699 thousand and $3.2 million were recognized in 2022 and 2021, respectively. Year-over-year NIM was also impacted by subordinated debt interest expense related to the timing of issuance in 2021, which resulted in the associated expense impacting the full year of 2022 compared to the partial impact in 2021. During 2022, market interest rates increased, and short-term rates are expected to continue to rise moving into 2023, which the Company expects to continue to result in increases in asset yields and cost of funds; however, the extent to which rising interest rates will ultimately affect the Company's NIM is uncertain. For more information about these FTE financial measures, please see "Non-GAAP Financial Measures" below.

Average loans, which includes both loans held for investment and loans held for sale, increased $78.2 million to $920.0 million for the year ended December 31, 2022, compared to 2021. Average loans held for investment included $5.2 million and $53.5 million of average balances of loans originated under the PPP for 2022 and 2021, respectively. The increase in average loans outstanding 2022 compared to 2021 was due primarily to growth in the real estate mortgage, commercial real estate, and consumer segments of the loan portfolio. Average securities available for sale increased $29.6 million for 2022, compared to 2021, due primarily to higher purchases of securities. The average yield on the securities portfolio on a taxable-equivalent basis increased 57 basis points for 2022, compared to 2021, due primarily to rising interest rates during 2022 and purchases of securities at higher average yields relative to the average yield of the portfolio as a whole. Average interest-bearing deposits in other banks, consisting primarily of excess cash reserves maintained at the Federal Reserve Bank, decreased $70.3 million during 2022, compared to 2021, due primarily to utilizing cash to fund growth in higher yielding loans and securities. The average yield on interest-bearing deposits in other banks increased 64 basis points for 2022, compared to 2021. The Federal Reserve Bank increased the interest rate on excess cash reserve balances from 0.10 percent at the end of 2020 to 0.15 percent by the end of 2021 and to 4.40 percent by the end of 2022.

Average money market, savings and interest-bearing demand deposits increased $30.2 million and average time deposits decreased $20.4 million, for the year ended 2022, respectively, compared to the same periods in 2021, due to growth in consumer and business deposits and a shift from time deposits. Average noninterest-bearing demand deposits increased $31.2 million for the year ended December 31, 2022 compared to December 31, 2021. The average cost of interest-bearing deposits decreased 10 basis points for 2022 compared to the same 2021 period, due primarily to lower rates on deposits and a shift in composition from time deposits. Offered rates on interest-bearing deposit accounts have increased in response to changes in market interest rates during the fourth quarter of 2022.While changes in rates take effect immediately for interest checking, money market and savings accounts, changes in the average cost of time deposits lag changes in pricing based on the repricing of time deposits at maturity.

Average borrowings increased $13.3 million year-over-year due primarily to the full year impact of long term borrowings in 2022. The average cost of borrowings increased 146 basis points during 2022 compared to 2021 due primarily to the full-year impact of the subordinated notes during 2022 and an increase in short-term advances during the fourth quarter of 2022.

The Company believes that higher interest rates will continue to have a positive effect on yields of cash reserves, variable rate loans, new loan originations and purchases of securities available for sale. Although the Company expects the cost of deposits and borrowings to increase in connection with higher rates, the extent to which higher interest rates affect net interest margin will depend on a number of factors, including (1) the Company's ability to continue to grow loans because of competition for loans, (2) the continued availability of funding through low-cost deposits, the level of competition for deposits and other lower-cost funding sources, and the Company's ability to compete for deposits, and (3) the level of mortgage loan production and loans held for sale. The Company can give no assurance as to the timing or extent of further increases in market interest rates or the impact of rising interest rates or any other factor on the Company's net interest margin. Alternatively, if market interest rates begin to decline, the Company believes that its net interest margin would be adversely affected as the Company generally expects its assets to reprice more quickly than its deposits and borrowings.

The following table shows an analysis of average earning assets, interest-bearing liabilities and rates and yields. Nonaccrual loans are included in loans outstanding.

TABLE 1: AVERAGE BALANCE SHEETS, NET INTEREST INCOME AND RATES

For the years ended December 31,

(dollars in thousands)	2022 Average Balance	2022 Interest Income/ Expense	2022 Yield/ Rate	2021 Average Balance	2021 Interest Income/ Expense	2021 Yield/ Rate	2020 Average Balance	2020 Interest Income/ Expense	2020 Yield/ Rate
ASSETS									
Loans*	$ 919,990	$ 41,440	4.50%	$ 841,748	$ 37,960	4.51%	$ 834,247	$ 36,061	4.32%
Investment securities:									
Taxable	192,639	4,936	2.56%	173,661	3,284	1.89%	145,029	3,068	2.12%
Tax-exempt*	42,792	1,258	2.94%	32,158	953	2.96%	18,270	654	3.58%
Total investment securities	235,431	6,194	2.63%	205,819	4,237	2.06%	163,299	3,722	2.28%
Interest-bearing due from banks	75,111	598	0.80%	145,425	230	0.16%	91,160	267	0.29%
Federal funds sold	2,694	21	0.77%	2,932	3	0.09%	841	12	1.45%
Other investments	1,554	87	5.63%	1,104	70	6.35%	3,020	134	4.43%
Total earning assets	1,234,780	$ 48,340	3.91%	1,197,028	$ 42,500	3.55%	1,092,567	$ 40,196	3.68%
Allowance for loan losses	(9,958)			(9,621)			(9,723)		
Other nonearning assets	99,272			98,597			104,414		
Total assets	$ 1,324,094			$ 1,286,004			$ 1,187,258		
LIABILITIES AND STOCKHOLDERS' EQUITY									
Time and savings deposits:									
Interest-bearing transaction accounts	$ 78,167	$ 10	0.01%	$ 71,841	$ 13	0.02%	$ 55,667	$ 12	0.02%
Money market deposit accounts	385,067	697	0.18%	372,193	879	0.24%	307,190	1,012	0.33%
Savings accounts	125,310	39	0.03%	114,285	46	0.04%	96,149	56	0.06%
Time deposits	159,889	1,403	0.88%	180,255	1,941	1.08%	209,727	3,337	1.59%
Total time and savings deposits	748,433	2,149	0.29%	738,574	2,879	0.39%	668,733	4,417	0.66%
Federal funds purchased, repurchase agreements and other borrowings	6,170	69	1.12%	14,178	35	0.25%	33,846	150	0.44%
Federal Home Loan Bank advances	5,606	207	3.69%	-	-	0.00%	38,942	725	1.86%
Long term borrowings	29,469	1,180	4.01%	13,784	544	3.95%	-	-	0.00%
Total interest-bearing liabilities	789,678	3,605	0.46%	766,536	3,458	0.45%	741,521	5,292	0.71%
Demand deposits	422,849			391,673			325,596		
Other liabilities	5,221			7,473			5,055		
Stockholders' equity	105,345			120,322			115,086		
Total liabilities and stockholders' equity	$ 1,323,093			$ 1,286,004			$ 1,187,258		
Net interest margin		$ 44,735	3.62%		$ 39,042	3.26%		$ 34,904	3.19%

*Computed on a fully tax-equivalent (non-GAAP) basis using a 21% rate, adjusting interest income by $297 thousand, $248 thousand, and $187 thousand, respectively.

Interest income and expense are affected by fluctuations in interest rates, by changes in volume of earning assets and interest-bearing liabilities, and by the interaction of rate and volume factors. The following table shows the direct causes of the year-to-year changes in the components of net interest income. The Company calculates the rate and volume variances using a formula prescribed by the SEC. Rate/volume variances, the third element in the calculation, are not show separately in the table, but are allocated to the rate and volume variances in proportion to the absolute dollar amounts of each.

TABLE 2: VOLUME AND RATE ANALYSIS*

	2022 vs. 2021 Increase (Decrease) Due to Changes in:			2021 vs. 2020 Increase (Decrease) Due to Changes in:		
(dollars in thousands)	Volume	Rate	Total	Volume	Rate	Total
EARNING ASSETS						
Loans*	$ 3,528	$ (48)	$ 3,480	$ 324	$ 1,575	$ 1,899
Investment securities:						
Taxable	359	1,293	1,652	607	(391)	216
Tax-exempt*	315	(10)	305	497	(198)	299
Total investment securities	674	1,283	1,957	1,104	(589)	515
Federal funds sold	-	18	18	30	(39)	(9)
Other investments**	(82)	467	385	72	(173)	(101)
Total earning assets	4,120	1,720	5,840	1,531	773	2,304
INTEREST-BEARING LIABILITIES						
Interest-bearing transaction accounts	1	(4)	(3)	3	(2)	1
Money market deposit accounts	30	(212)	(182)	215	(348)	(133)
Savings accounts	4	(11)	(7)	11	(21)	(10)
Time deposits	(219)	(319)	(538)	(469)	(927)	(1,396)
Total time and savings deposits	(184)	(546)	(730)	(240)	(1,298)	(1,538)
Federal funds purchased, repurchase agreements and other borrowings	(20)	54	34	(87)	(28)	(115)
Federal Home Loan Bank advances	-	207	207	(724)	(1)	(725)
Long term borrowings	619	17	636	-	544	544
Total interest-bearing liabilities	415	(268)	147	(1,051)	(783)	(1,834)
Change in net interest income	$ 3,705	$ 1,988	$ 5,693	$ 2,582	$ 1,556	$ 4,138

* Computed on a fully tax-equivalent basis, non-GAAP, using a 21% rate.

** Other investments include interest-bearing balances due from banks.

The Company believes NIM may be affected in future periods by several factors that are difficult to predict, including (1) changes in interest rates, which may depend on the severity of adverse economic conditions, inflationary pressures, the timing and extent of any economic recovery, which are inherently uncertain; (2) possible changes in the composition of earning assets which may result from decreased loan demand as a result of the current economic environment; and (3) possible changes in the composition of interesting-bearing liabilities, which may result from decreased deposit balances or increased competition for deposits, or from changes in the availability of certain types of wholesale funding..

Discussion of net interest income for the year ended December 31, 2020 has been omitted as such discussion was provided in Part II, Item 7. "Management's Discussion and Analysis," under the heading "Net Interest Income" in the Company's 2021 Form 10-K, which was filed with the SEC on March 31, 2022, and is incorporated herein by reference.

Provision for Loan Losses

The provision for loan losses is a charge against earnings necessary to maintain the allowance for loan losses at a level consistent with management's evaluation of the portfolio. This expense is based on management's estimate of probable credit losses inherent in the loan portfolio. Management's evaluation included credit quality trends, collateral values, discounted cash flow analysis, loan volumes, geographic, borrower and industry concentrations, the findings of internal credit quality assessments and results from external regulatory examinations. These factors, as well as identified impaired loans, historical losses and current economic and business conditions including uncertainties associated with the COVID-19 pandemic, were used in developing estimated loss factors for determining the loan loss provision. Based on its analysis of the adequacy of the allowance for loan losses, management concluded that the provision was appropriate.

The provision for loan losses was $1.7 million for the year ended December 31, 2022, as compared to $794 thousand for 2021. The increased level is primarily due to the increase in loans held for investment, excluding PPP (non-GAAP). Charged-off loans totaled $2.0 million in 2022, compared to $1.1 million in 2021. Recoveries amounted to $977 thousand in 2022 and $649 thousand in 2021. The Company's net loans charged off to average loans were 0.12% in 2022 as compared to 0.06% in 2021.

The state of the local economy can have a significant impact on the level of loan charge-offs. If the economy begins to contract, nonperforming assets could increase as a result of declines in real estate values and home sales or increases in unemployment rates and financial stress on borrowers. Increased nonperforming assets would increase charge-offs and reduce earnings due to larger contributions to the loan loss provision.

Noninterest Income
Unless otherwise noted, all comparisons in this section are between the twelve months ended December 31, 2022 and the twelve months ended December 31, 2021.

Noninterest income decreased $1.4 million or 9.3% for the year ended December 31, 2022, as compared to the year ended December 31, 2021. In 2022, decreases in mortgage banking income ($1.8 million or 78.2%), fiduciary and asset management fees ($101 thousand or 2.4%), and bank-owned life insurance income ($105 thousand or 10.4%), were partially offset by increases in service charges on deposit accounts ($372 thousand or 13.8%), other service charges, commissions and fees ($45 thousand or 1.0%), and other operating income ($372 thousand or 104.0%). Gains on sales of fixed assets and losses on sales of available-for-sale securities impacted the year-over-year comparatives. During 2022, the Company recognized gains on sales of fixed assets of $1.7 million. The Company also recognized losses of $1.9 million on sales of available-for-sale securities in a reinvestment strategy which increased yield on the asset base over 300 basis points.

Mortgage banking income decreased due to declines in the volume of mortgage originations attributable to changes in mortgage market conditions; fiduciary and asset management fees decreased primarily due to lower income tax preparation revenue; and bank-owned life insurance income decreased due to a specific event which occurred in 2021. Service charges on deposit accounts increased primarily due to increases in analysis charges and NSF charges and other operating income increased primarily due to interest rate swap fees.

The Company continues to focus on diversifying noninterest income through efforts to expand Wealth, insurance, and mortgage banking activities, and a continued focus on business checking and other corporate services.

Discussion of noninterest income for the year ended December 31, 2020 has been omitted as such discussion was provided in Part II, Item 7. "Management's Discussion and Analysis," under the heading "Noninterest Income" in the Company's 2021 Form 10-K which was filed with the SEC on March 31, 2022, and is incorporated by reference herein.

Noninterest Expense
Unless otherwise noted, all comparisons in this section are between the twelve months ended December 31, 2022 and the twelve months ended December 31, 2021.

The Company's noninterest expense increased $2.5 million or 5.8%. Year-over-year increases were primarily related to salaries and employee benefits, customer development, professional services, and employee professional development related to recruiting. The increase in salary and benefits was primarily driven by the addition of revenue producing officers, a return to normalized position vacancy levels, incentive compensation expense, and lower deferred loan costs.

The Company completed negotiations with a major vendor relationship during the fourth quarter of 2022 which is expected to reduce existing cost structures beginning in 2023 as well as provide an opportunity for operational leverage for future growth at fixed cost levels. Several other major vendor contracts and relationships continue to be assessed and negotiated as a key component of efforts to reduce noninterest expense levels while improving operational efficiency.

The Company also continues to focus on balance sheet repositioning, exploring disposition opportunities of under-utilized real estate and branch optimization with two branch closures completed in the first quarter of 2022, as well as digital initiatives that complement this repositioning.

The provision for income taxes is based upon the results of operations, adjusted for the effect of certain tax-exempt income, non-deductible expenses, and tax credits. In addition, certain items of income and expense are reported in different periods for financial reporting and tax return purposes. The tax effects of these temporary differences are recognized currently in the deferred income tax provision or benefit. Deferred tax assets or liabilities are computed based on the difference between the financial statement and income tax bases of assets and liabilities using the applicable enacted marginal tax rate.

The effective tax rates for the years ended December 31, 2022 and 2021 were 13.9% and 13.3%, respectively. The effective tax rate was affected by higher pre-tax income.

Discussion of noninterest expense and income taxes for the year ended December 31, 2020 has been omitted as such discussion was provided in Part II, Item 7. "Management's Discussion and Analysis," under the heading "Noninterest Expense" in the Company's 2021 Form 10-K, which was filed with the SEC on March 31, 2022, and in incorporated by reference herein.

Balance Sheet Review
At December 31, 2022, the Company had total assets of $1.4 billion, an increase of $17.2 million or 1.3% compared to assets as of December 31, 2021.

Net loans held for investment increased $182.9 million or 21.9%, from $833.7 million at December 31, 2021 to $1.0 billion at December 31, 2022. Loans held for investment, excluding PPP (non-GAAP), grew 24.5%, or $202.0 million, driven by diversified loan growth in the following segments: commercial real estate of $47.2 million, construction, land development, and other land loans of $19.3 million, residential real estate of $47.7 million, and indirect automobile of $77.9 million. Cash and cash equivalents decreased $168.7 million or 89.8% from December 31, 2021 to December 31, 2022 as lower yielding liquidity was redeployed primarily into higher yielding loans. Securities available for sale decreased $8.8 million or 3.8% over the same period.

Total deposits of $1.2 billion as of December 31, 2022 decreased $21.1 million, or 1.8%, from December 31, 2021. Noninterest-bearing deposits decreased $2.9 million, or 0.7%, savings deposits decreased $1.9 million, or 0.3%, and time deposits decreased $16.2 million, or 9.6%. Overnight repurchase agreements, federal funds purchased, and short-term Federal Home Loan Bank advances increased to $62.5 million at December 31, 2022 from $4.5 million at December 31, 2021. At December 31, 2022, the Company had FHLB advances of $46.1 million.

Securities Portfolio
When comparing December 31, 2022 to December 31, 2021, securities available-for-sale decreased $8.8 million, or 3.8%. The investment portfolio plays a primary role in the management of the Company's interest rate sensitivity. In addition, the portfolio serves as a source of liquidity and is used as needed to meet collateral requirements. The investment portfolio consists of securities available for sale, which may be sold in response to changes in market interest rates, changes in prepayment risk, increases in loan demand, general liquidity needs and other similar factors. These securities are carried at estimated fair value. At December 31, 2022 and 2021, all securities in the Company's investment portfolio were classified as available for sale.

The following table sets forth a summary of the securities portfolio in dollar amounts at fair value and as a percentage of the Company's total securities available for sale as of the dates indicated:

TABLE 3: SECURITIES PORTFOLIO

(Dollars in thousands)		December 31,			
		2022		2021	
U.S. Treasury securities	$	7,671	3% $	14,904	6%
Obligations of U.S. Government agencies		42,399	19%	38,558	16%
Obligations of state and political subdivisions		59,384	26%	65,803	28%
Mortgage-backed securities		88,913	39%	89,058	38%
Money market investments		1,816	1%	2,413	1%
Corporate bonds and other securities		25,335	11%	23,585	10%
		225,518	99%	234,321	100%
Restricted securities:					
Federal Home Loan Bank stock	$	2,709	1%	383	0%
Federal Reserve Bank stock		683	-	609	-
Community Bankers' Bank stock		42	-	42	-
		3,434		1,034	
Total Securities	$	**228,952**	**100%** $	**235,355**	**100%**

In order to utilize excess liquidity rather than holding excess cash reserves, the Company invested in U.S. government agencies and corporations, obligations of states and political subdivisions, and mortgage-backed securities. Net unrealized losses on the market value of securities available for sale were $26.3 million at December 31, 2022 and net unrealized gains on the market value of securities available for sale were $2.1 million at December 31, 2021. The decline in market value of securities available for sale during 2022 was primarily a result of increases in market interest rates.

The Company seeks to diversify its portfolio to minimize risk, including by purchasing (1) shorter-duration mortgage backed-securities to reduce interest rate risk and for cash flow and reinvestment opportunities and (2) securities issued by states and political subdivisions due to the tax benefits and the higher tax-adjusted yield obtained from these securities. All of the Company's mortgage-backed securities are direct issues of United States government agencies or government-sponsored enterprises. Collectively, these entities provide a guarantee, which is either explicitly or implicitly supported by the full faith and credit of the U.S. government, that investors in such

mortgage-backed securities will receive timely principal and interest payments. The Company also invests in the debt securities of corporate issuers, primarily financial institutions, that the Corporation views as having a strong financial position and earnings potential.

The following table summarizes the contractual maturity of the securities portfolio and their weighted average yields as of December 31, 2022:

TABLE 4: MATURITY OF SECURITIES

(Dollars in thousands)	1 year or less 2023	1-5 years	5-10 years	Over 10 years	Total
U.S. Treasury securities	$ -	$ 7,671	$ -	$ -	$ 7,671
Weighted average yield	-	2.75%	-	-	2.75%
Obligations of U.S. Government agencies	$ 387	$ 4,580	$ 1,842	$ 35,590	$ 42,399
Weighted average yield	0.30%	1.99%	3.17%	5.19%	4.71%
Obligations of state and policitcal subdivisions	$ -	$ 1,422	$ 18,586	$ 39,376	$ 59,384
Weighted average yield	-	2.71%	2.21%	2.75%	2.58%
Mortgage-backed securities	$ -	$ 5,302	$ 10,887	$ 72,724	$ 88,913
Weighted average yield	-	3.71%	2.28%	2.83%	2.81%
Money market investments	$ 1,816	$ -	$ -	$ -	$ 1,816
Weighted average yield	1.25%	-	-	-	1.25%
Corporate bonds and other securities	$ 485	$ -	$ 24,850	$ -	$ 25,335
Weighted average yield	3.44%	-	4.44%	-	4.42%
Federal Home Loan Bank stock	$ -	$ -	$ -	$ 2,709	$ 2,709
Weighted average yield	-	-	-	4.81%	4.81%
Federal Reserve Bank stock	$ -	$ -	$ -	$ 683	$ 683
Weighted average yield	-	-	-	6.00%	6.00%
Community Bankers' Bank stock	$ -	$ -	$ -	$ 42	$ 42
Weighted average yield	-	-	-	0.00%	0.00%
Total Securities	**$ 2,688**	**$ 18,975**	**$ 56,165**	**$ 151,124**	**$ 228,952**
Weighted average yield	1.08%	2.83%	3.24%	3.38%	3.28%

The table above is based on maturity; therefore, it does not reflect cash flow from principal payments or prepayments prior to maturity. The weighted average life of the $88.9 million in mortgage-backed securities as of December 31, 2022 was 6.4 years. The weighted average yield is calculated on a fully tax-equivalent basis using a 21% rate on a pro rata basis for each security based on its relative amortized cost.

Loan Portfolio

The following table shows a breakdown of total loans by segment at December 31, 2022 and 2021:

TABLE 5: LOAN PORTFOLIO

	December 31,	
(Dollars in thousands)	**2022**	**2021**
Commercial and industrial	$ 72,578	$ 68,690
Real estate-construction	77,944	58,440
Real estate-mortgage (1)	259,091	206,368
Real estate-commercial	429,863	382,603
Consumer	185,269	118,441
Other	2,340	8,984
Ending Balance	$ 1,027,085	$ 843,526

(1) The real estate-mortgage segment included residential 1-4 family, multi-family,
second mortgages and equity lines of credit.

As of December 31, 2022, the total loan portfolio increased by $183.6 million or 21.8% from December 31, 2021 due to increases diversified over each segment besides Other. PPP loans outstanding decreased $18.5 million to $530 thousand at December 31, 2022 from $19.0 million at December 31, 2021. Net loans held for investment increased 21.9% from December 31, 2021 to December 31, 2022. Loans held for investment (net of deferred fees and costs), excluding PPP (non-GAAP), grew 24.5%

The maturity distribution and rate sensitivity of the Company's loan portfolio at December 31, 2022 is presented below:

TABLE 6: MATURITY/REPRICING SCHEDULE OF LOAN PORTFOLIO

	As of December 31, 2022						
(Dollars in thousands)	Commercial and industrial	Real estate-construction	Real estate-mortgage (1)	Real estate-commercial	Consumer	Other	Total
Variable Rate:							
Within 1 year	$ 1,931	$ 7,076	$ 6,271	$ 21,783	$ 2,545	$ 83	$ 39,689
1 to 5 years	19,096	17,599	38,558	188,794	61,857	-	325,904
5 to 15 years	34,301	3,733	34,153	140,351	103,009	309	315,856
After 15 years	-	45	54,956	5,533	10,008	-	70,542
Fixed Rate:							
Within 1 year	$ 16,739	$ 46,227	$ 66,707	$ 46,322	$ 7,814	$ 1,582	$ 185,391
1 to 5 years	511	1,985	15,271	23,703	-	366	41,836
5 to 15 years	-	793	43,175	3,377	36	-	47,381
After 15 years	-	486	-	-	-	-	486
	$ 72,578	$ 77,944	$ 259,091	$ 429,863	$ 185,269	$ 2,340	$ 1,027,085

(1) The real estate-mortgage segment included residential 1-4 family, multi-family, second mortgages and equity lines of credit.

Nonperforming Assets

Nonperforming assets consist of nonaccrual loans, loans past due 90 days or more and accruing interest, nonperforming restructured loans, and other real estate owned (OREO). Restructured loans are loans with terms that were modified in a troubled debt restructuring (TDR) for borrowers experiencing financial difficulties. Refer to Note 3, Loans and Allowance for Loan Losses of the Notes to Consolidated Financial Statements included in Item 8, "Financial Statements and Supplementary Data" of this report Form 10-K for more information.

Nonperforming assets increased by $580 thousand or 38.6%, from $1.5 million at December 31, 2021 to $2.1 million at December 31, 2022. The 2022 total consisted of $840 thousand in loans still accruing interest but past due 90 days or more and $1.2 million in nonaccrual loans. All of the nonaccrual loans are classified as impaired and 88.4% of the nonaccrual loans at December 31, 2022 were secured by real estate. Impaired loans are a component of the allowance for loan losses. When a loan changes from "90 days past due but still accruing interest" to "nonaccrual" status, the loan is normally reviewed for impairment. If impairment is identified, then the Company records a charge-off based on the value of the collateral or the present value of the loan's expected future cash flows, discounted at the loan's effective interest rate. If the Company is waiting on an appraisal to determine the collateral's value, management allocates funds to cover the deficiency to the allowance for loan losses based on information available to management at the time.

The recorded investment in impaired loans increased to $1.9 million as of December 31, 2022 from $1.3 million as of December 31, 2021 as detailed in Note 3, Loans and Allowance for Loan Losses of the Notes to Consolidated Financial Statements included in Item 8, "Financial Statements and Supplementary Data" of this report on Form 10-K. The majority of these loans were collateralized.

The following table presents information concerning the aggregate amount of nonperforming assets, which includes nonaccrual loans, past due loans, TDRs and OREO:

TABLE 7: NONPERFORMING ASSETS

		December 31,		
(dollars in thousands)		2022		2021
Nonaccrual loans				
Commercial and industrial	$	144	$	174
Real estate-construction		945		-
Real estate-mortgage (1)		154		191
Real estate-commercial		-		113
Total nonaccrual loans	$	1,243	$	478
Loans past due 90 days or more and accruing interest				
Commercial and industrial	$	23	$	169
Real estate-mortgage (1)		525		-
Consumer loans (2)		292		846
Other		-		10
Total loans past due 90 days or more and accruing interest	$	840	$	1,025
Restructured loans				
Real estate-construction	$	75	$	79
Real estate-mortgage (1)		279		450
Real estate-commercial		358		413
Total restructured loans	$	712	$	942
Less nonaccrual restructured loans (included above)		154		191
Less restructured loans currently in compliance (3)		558		751
Net nonperforming, accruing restructured loans	$	-	$	-
Nonperforming loans	$	2,083	$	1,503
Total nonperforming assets	$	2,083	$	1,503
Interest income that would have been recorded under original loan terms on nonaccrual loans above	$	111	$	11
Interest income recorded for the period on nonaccrual loans included above	$	15	$	2
Total loans	$	1,027,085	$	843,526
ALLL	$	10,526	$	9,865
Nonaccrual loans to total loans		0.12%		0.06%
ALLL to total loans		1.02%		1.17%
ALLL to nonaccrual loans		846.82%		2063.81%
For the year ended December 31:				
Provision for loan losses	$	1,706	$	794
Net charge-offs to average total loans		0.11%		0.06%

(1) The real estate-mortgage segment includes residential 1 – 4 family, second mortgages and equity lines of credit.
(2) Amounts listed include student loans and small business loans with principal and interest amounts that are 97 - 100% guaranteed by the federal government. The past due principal portion of these guaranteed loans totaled $38 thousand at December 31, 2022 and $711 thousand at December 31, 2021. For additional information, refer to Note 3, Loans and Allowance for Loan Losses of the Notes to Consolidated Financial Statements included in Item 8, "Financial Statements and Supplementary Data" of this report on Form 10-K.
(3) Amounts listed represent restructured loans that are in compliance with their modified terms as of the date presented.

As shown in the table above, as of December 31, 2022 compared to December 31, 2021, the nonaccrual loan category increased by $765 thousand or 88.4% and the 90-days past due and still accruing interest category decreased by $185 thousand or 18.0%.

The nonaccrual loans at December 31, 2022 were related to five credit relationships. All loans in these relationships have been analyzed to determine whether the cash flow of the borrower and the collateral pledged to secure the loans is sufficient to cover outstanding principal balances. The Company has set aside specific allocations for those loans without sufficient cash flow or collateral and charged off any balance that management does not expect to collect.

In the loans past due 90 days or more and still accruing interest at December 31, 2022, $38 thousand were student loans. The federal government has provided guarantees of repayment of these student loans in an amount ranging from 97% to 98% of the total principal and interest of the loans; as such, management does not expect even a significant increase in past due small business or student loans to have a material effect on the Company.

Management believes the Company has excellent credit quality review processes in place to identify problem loans quickly. For a detailed discussion of the Company's nonperforming assets, refer to Note 3, Loans and Allowance for Loan Losses of the Notes to Consolidated Financial Statements included in Item 8, "Financial Statements and Supplementary Data" of this report on Form 10-K.

The Allowance for Loan Losses
The allowance for loan losses is based on several components. In evaluating the adequacy of the allowance, each segment of the loan portfolio is divided into several pools of loans:

1. Specific identification (regardless of risk rating)
2. Pool–substandard
3. Pool–other assets especially mentioned (OAEM) (rated just above substandard)
4. Pool–pass loans (all other rated loans)

The first component of the allowance for loan losses is determined based on specifically identified loans that may become impaired. These loans are individually analyzed for impairment and include nonperforming loans and both performing and nonperforming TDRs. This component may also include loans considered impaired for other reasons, such as outdated financial information on the borrower or guarantors or financial problems of the borrower, including operating losses, marginal working capital, inadequate cash flow, or business interruptions. Changes in TDRs and nonperforming loans affect the dollar amount of the allowance. Increases in the impairment allowance for TDRs and nonperforming loans are reflected as an increase in the allowance for loan losses except in situations where the TDR or nonperforming loan does not require a specific allocation (i.e., the discounted present value of expected future cash flows or the collateral value is considered sufficient).

The majority of the Company's TDRs and nonperforming loans are collateralized by real estate. When reviewing loans for impairment, the Company obtains current appraisals when applicable. If the Company has not yet received a current appraisal on loans being reviewed for impairment, any loan balance that is in excess of the estimated appraised value is allocated in the allowance. As of December 31, 2022 and December 31, 2021, the impaired loan component of the allowance for loan losses amounted to $30 thousand and $128 thousand, respectively. The decrease in the impaired loan component is due primarily to the resolution of one credit relationship. The impaired loan component of the allowance for loan losses is reflected as a valuation allowance related to impaired loans in Note 3, Loans and Allowance for Loan Losses of the Notes to Consolidated Financial Statements included in Item 8, "Financial Statements and Supplementary Data" of this report on Form 10-K.

Historical loss is the second component of the allowance for loan losses. The calculation of the historical loss component is conducted on loans evaluated collectively for impairment and uses migration analysis with eight migration periods covering twelve quarters each on pooled segments. These segments are based on the loan classifications set by the Federal Financial Institutions Examination Council in the instructions for the Call Report applicable to the Bank.

The final component of the allowance consists of qualitative factors and includes items such as economic conditions, growth trends, loan concentrations, changes in certain loans, changes in underwriting, changes in management and legal and regulatory changes.

Consumer loans not secured by real estate and made to individuals for household, family and other personal expenditures are segmented into pools based on whether the loan's payments are current (including loans 1 – 29 days past due), 30 – 59 days past due, 60 – 89 days past due, or 90 days or more past due. All other loans, including loans to consumers that are secured by real estate, are segmented by the Company's internally assigned risk grades: substandard, other assets especially mentioned (rated just above substandard), and pass (all other loans). The Company may also assign loans to the risk grades of doubtful or loss, but as of December 31, 2022 and December 31, 2021, the Company had no loans in these categories.

The overall historical loss rate from December 31, 2021 to December 31, 2022, improved 9 basis points as a percentage of loans evaluated collectively for impairment as a result of overall improving asset quality combined with continued improvement in non-performing assets. For the same period, the qualitative factor components decreased 8 basis points as a percentage of loans evaluated collectively for impairment overall. This decrease was primarily due to reduction of certain qualitative factor adjustments related to the COVID-19 pandemic partially offset by changes in volume for certain segments. While there have not been significant changes in overall credit quality of the loan portfolio from December 31, 2021 to December 31, 2022, management will continue to monitor economic recovery challenges at macro and micro levels, including levels of inflation, changes in the interest rate environment, supply chain disruption, and employment levels, which may be delaying signs of credit deterioration. If there are further challenges to the economic recovery, elevated levels of risk within the loan portfolio may require additional increases in the allowance for loan losses.

On a combined basis, the historical loss and qualitative factor components amounted to $10.5 million as of December 31, 2022 and $9.7 million at December 31, 2021. Management is monitoring portfolio activity, such as levels of deferral and/or modification requests, concentration levels by collateral, as well as industry concentration levels to identify areas within the loan portfolio which may create elevated levels of risk should the economic environment present indications of economic instability that is other than temporary in nature.

Overall Change in Allowance

As a result of management's analysis, the Company added, through the provision, $1.7 million to the ALLL for the year ended December 31, 2022. The ALLL, as a percentage of year-end loans held for investment, was 1.02% in 2022 and 1.17% in 2021. The decrease in the ALLL as a percentage of loans held for investment at December 31, 2022 compared to the prior year was primarily attributable to continued improvement in historical loss rates and a reduction of qualitative factor adjustments related to the COVID-19 pandemic partially offset by certain segment qualitative factor adjustments for volume trends. Excluding PPP loans, the ALLL as a percentage of loans held for investment was 1.03% and 1.20% at December 31, 2022 and 2021, respectively. Loans held for investment excluding PPP loans is a non-GAAP financial measure. For more information about financial measures that are not calculated in accordance with GAAP, please see "Non-GAAP Financial Measures" below. Management believes that the allowance has been appropriately funded for losses on existing loans, based on currently available information. Low levels of past dues, NPAs, and year-over-year quantitative historical loss rates continue to demonstrate improvement. The Company will continue to monitor the loan portfolio, levels of nonperforming assets, and the sustainability of improving asset quality trends experienced closely and make changes to the allowance for loan losses when necessary. Management believes the level of the allowance for loan losses is sufficient to absorb possible and estimable losses inherent in the loan portfolio; however, if elevated levels of risk are identified, provision for loan losses may increase in future periods.

The allowance for loan losses represents an amount that, in management's judgement, will be adequate to absorb probable and estimable losses inherent in the loan portfolio. The provision for loan losses increases the allowance and loans charged-off, net of recoveries, reduce the allowance. The following table presents the Company's loan loss experience for the periods indicated:

TABLE 8: ALLOWANCE FOR LOAN LOSSES
For the Year ended December 31, 2022

(Dollars in thousands)	Commercial and Industrial	Real Estate Construction	Real Estate - Mortgage [1]	Real Estate - Commercial	Consumer	Other	Unallocated	Total
Allowance for loan losses:								
Balance, beginning	$ 683	$ 459	$ 2,390	$ 4,787	$ 1,362	$ 184	$ -	$ 9,865
Charge-offs	(297)	-	(25)	-	(1,368)	(332)	-	(2,022)
Recoveries	134	-	61	22	648	112	-	977
Provision for loan losses	153	93	149	(310)	1,423	192	6	1,706
Ending Balance	$ 673	$ 552	$ 2,575	$ 4,499	$ 2,065	$ 156	$ 6	$ 10,526
Average loans	69,329	67,570	233,758	405,970	136,596	5,729		918,952
Ratio of net charge-offs to average loans	0.24%	0.00%	-0.02%	-0.01%	0.53%	3.84%		0.11%

For the Year ended December 31, 2021

(Dollars in thousands)	Commercial and Industrial	Real Estate Construction	Real Estate - Mortgage [1]	Real Estate - Commercial	Consumer	Other	Unallocated	Total
Allowance for loan losses:								
Balance, beginning	$ 650	$ 339	$ 2,560	$ 4,434	$ 1,302	$ 123	$ 133	$ 9,541
Charge-offs	(27)	-	(14)	-	(800)	(278)	-	(1,119)
Recoveries	41	-	76	44	390	98	-	649
Provision for loan losses	19	120	(232)	309	470	241	(133)	794
Ending Balance	$ 683	$ 459	$ 2,390	$ 4,787	$ 1,362	$ 184	$ -	$ 9,865
Average loans	101,016	52,811	199,904	356,643	117,343	7,911		835,628
Ratio of net charge-offs to average loans	-0.01%	0.00%	-0.03%	-0.01%	0.35%	2.28%		0.06%

(1) The real estate-mortgage segment included residential 1-4 family, multi-family, second mortgages and equity lines of credit.

The following table shows the amount of the allowance for loan losses allocated to each category and the ratio of corresponding outstanding loan balances at December 31 of the years presented. Although the allowance for loan losses is allocated into these categories, the entire allowance for loan losses is available to cover loan losses in any category.

TABLE 9: ALLOCATION OF THE ALLOWANCE FOR LOAN LOSSES

| | December 31, | | | | |
| | 2022 | | 2021 | | |
(Dollars in thousands)	Amount	Percent of Loans to Total Loans		Amount	Percent of Loans to Total Loans
Commercial and industrial	$ 673	7.07%		$ 683	8.14%
Real estate-construction	552	7.59%		459	6.93%
Real estate-mortgage (1)	2,575	25.23%		2,390	24.46%
Real estate-commercial	4,499	41.85%		4,787	45.36%
Consumer	2,065	18.04%		1,362	14.04%
Other	156	0.23%		184	1.07%
Unallocated	6	-		-	-
Ending Balance	$ 10,526	100.00%		$ 9,865	100.00%

(1) The real estate-mortgage segment included residential 1-4 family, multi-family, second mortgages and equity lines of credit.

Deposits

The following table shows the average balances and average rates paid on deposits for the periods presented.

TABLE 10: DEPOSITS

| | Years ended December 31, | | | | | |
| | 2022 | | 2021 | | 2020 | |
(Dollars in thousands)	Average Balance	Average Rate	Average Balance	Average Rate	Average Balance	Average Rate
Interest-bearing transaction	$ 78,167	0.01%	$ 71,841	0.02%	$ 55,667	0.02%
Money market	385,067	0.18%	372,193	0.24%	307,190	0.33%
Savings	125,310	0.03%	114,285	0.04%	96,149	0.06%
Time deposits	159,889	0.88%	180,255	1.08%	209,727	1.59%
Total interest bearing	748,433	0.29%	738,574	0.39%	668,733	0.66%
Demand	422,849		391,673		325,596	
Total deposits	$ 1,171,282		$ 1,130,247		$ 994,329	

The Company's average total deposits were $1.2 billion for the year ended December 31, 2022, an increase of $41.0 million or 3.6% from average total deposits for the year ended December 31, 2021. Demand deposit and money market account categories had the largest increases, totaling $31.2 million and $12.9 million, respectively. Average time deposits, which is the Company's most expensive deposit category, decreased by a total of $20.4 million as seen in the table above. This increase in demand and savings deposits was due in part to a shift in balances from time deposits toward lower-cost savings, money market and demand deposits. Deposits as of December 31, 2022 decreased $26.3 million compared to September 30, 2022, which is consistent with changes in deposit balances experienced by many regional and community banks in the latter part of 2022.

The average rate paid on interest-bearing deposits by the Company in 2022 was 0.29% compared to 0.39% in 2021. The Company remains focused on increasing lower-cost deposits by actively targeting new noninterest-bearing deposits and savings deposits.

As of December 31, 2022 and 2021, the estimated amounts of total uninsured deposits were $254.7 million and $271.7 million, respectively. The following table shows maturities of the estimated amounts of uninsured time deposits at December 31, 2022. The estimate of uninsured deposits generally represents the portion of deposit accounts that exceed the FDIC insurance limit of $250,000 and is calculated based on the same methodologies and assumptions used for purposes of the Bank's regulatory reporting requirements.

TABLE 11: MATURITIES OF UNINSURED TIME DEPOSITS

	As of December 31,	
(dollars in thousands)	2022	2021
Maturing in:		
Within 3 months	$ 13,369	$ 17,994
4 through 6 months	1,264	2,330
7 through 12 months	8,307	9,476
Greater than 12 months	22,861	10,123
	$ 45,801	$ 39,923

Capital Resources

Total stockholders' equity as of December 31, 2022 was $98.7 million, down 18.3% from $120.8 million on December 31, 2021. During 2022, the Corporation declared common stock dividends of $0.52 per share, compared to $0.50 per share declared in 2021.

The assessment of capital adequacy depends on such factors as asset quality, liquidity, earnings performance, and changing competitive conditions and economic forces. The adequacy of the Company's and the Bank's capital is regularly reviewed. The Company targets regulatory capital levels that will assure an adequate level of capital to support anticipated asset growth and to absorb potential losses. While the Company will continue to look for opportunities to invest capital in profitable growth, the Company will also consider investing capital in other transactions, such as share repurchases, that facilitate improving shareholder return, as measured by ROE and EPS.

The Bank's capital position remains strong as evidenced by the regulatory capital measurements. Under the banking regulations, Total Capital is composed of core capital (Tier 1) and supplemental capital (Tier 2). Tier 1 capital consists of common stockholders' equity less goodwill. Tier 2 capital consists of certain qualifying debt and a qualifying portion of the allowance for loan losses. In addition, the Bank has made the one-time irrevocable election to continue treating accumulated other comprehensive income (AOCI) under regulatory standards that were in place prior to the Basel III Capital Rules in order to eliminate volatility of regulatory capital that can result from fluctuations in accumulated other comprehensive (loss) income and the inclusion of accumulated other comprehensive (loss) income in regulatory capital, as would otherwise be required under the Basel III Capital Rule. As a result of this election, changes in accumulated other comprehensive (loss) income, including unrealized losses on securities available for sale, do not affect regulatory capital amounts shown in the table below for the Bank.

Pursuant to applicable regulations and regulatory guidance, the Company is treated as a small bank holding company and will not be subject to regulatory capital requirements. For more information, refer to "Regulation and Supervision" included in Item 1, "Business" of this report on Form 10-K.

On September 17, 2019 the FDIC finalized a rule that introduces an optional simplified measure of capital adequacy for qualifying community banking organizations (i.e., the community bank leverage ratio (CBLR) framework), as required by the EGRRCPA. The CBLR framework is designed to reduce burden by removing the requirements for calculating and reporting risk-based capital ratios for qualifying community banking organizations that opt into the framework.

In order to qualify for the CBLR framework, a community banking organization must have a Tier 1 leverage ratio of greater than 9%, less than $10 billion in total consolidated assets, and limited amounts of off-balance-sheet exposures and trading assets and liabilities. A qualifying community banking organization that opts into the CBLR framework and meets all requirements under the framework will be considered to have met the well-capitalized ratio requirements under the Prompt Corrective Action regulations and will not be required to report or calculate risk-based capital. The CBLR framework was available for banks to begin using in their March 31, 2020, Call Report. The Bank did not opt into the CBLR framework.

The following is a summary of the Bank's capital ratios for the past two years. As shown below, these ratios were all well above the recommended regulatory minimum levels.

TABLE 12: REGULATORY CAPITAL

	2022 Regulatory Minimums	December 31, 2022	2021 Regulatory Minimums	December 31, 2021
Common Equity Tier 1 Capital to Risk-Weighted Assets	4.500%	10.80%	4.500%	12.57%
Tier 1 Capital to Risk-Weighted Assets	6.000%	10.80%	6.000%	12.57%
Tier 1 Leverage to Average Assets	4.000%	9.43%	4.000%	9.09%
Total Capital to Risk-Weighted Assets	8.000%	11.70%	8.000%	13.61%
Capital Conservation Buffer	2.500%	3.70%	2.500%	5.61%
Risk-Weighted Assets (in thousands)		$ 1,177,600		$ 952,218

On July 14, 2021, the Company issued $30.0 million in aggregate principal amount of 3.50% fixed-to-floating rate subordinated notes due 2031 (the Notes) in a private placement transaction. The Notes initially bear interest at a fixed rate of 3.50% for five years and convert to three-month SOFR plus 286 basis points, resetting quarterly, thereafter. The Notes were structured to qualify as Tier 2 capital for regulatory purposes and are included in the Company's Tier 2 capital as of December 31, 2021.

The Company's capital resources are impacted by its share repurchase program which was authorized by the Board of Directors in October 2021 and authorized repurchase of up to 10% of the Company's issued and outstanding common stock through November 30, 2022. During the year ended December 31, 2022, the Company repurchased 268,095 shares, or $6.7 million of its common stock under the program.

Year-end book value per share was $19.75 in 2022 and $23.06 in 2021. The common stock of the Company has not been extensively traded. The stock is quoted on the NASDAQ Capital Market under the symbol "OPOF." There were 1,560 stockholders of record of the Company as of March 14, 2023. This stockholder count does not include stockholders who hold their stock in a nominee registration.

On January 1, 2023, the Company adopted Accounting Standards Codification (ASC) Topic 326, "Financial Instruments—Credit Losses" (ASC 326), which replaces existing accounting principles for the recognition of loan losses based on losses that have been incurred with a requirement to record an allowance for credit losses that represents expected credit losses over the lifetime of all loans in the Company's portfolio. The adoption of ASC 326 will result in significant changes to the Corporation's consolidated financial statements. Regulatory capital rules permit the Bank to phase-in the day-one effects of adopting ASC 326 over a 3-year transition period. The Bank expects not to take the phase-in but rather to reduce its regulatory capital in the first quarter of 2023 for the day-one effects of adopting ASC 326 in the reasonable range of $1 million to $2 million.

Liquidity
Liquidity is the ability of the Company to meet present and future financial obligations through either the sale or maturity of existing assets or the acquisition of additional funds through liability management. Additional sources of liquidity available to the Corporation include cash flows from operations, loan payments and payoffs, deposit growth, maturities, calls and sales of securities, the issuance of brokered certificates of deposit and the capacity to borrow additional funds. Liquid assets include cash, interest-bearing deposits with banks, federal funds sold, investments in securities and loans maturing within one year.

The Company's major source of liquidity is its large, stable deposit base. In addition, secondary liquidity sources are available through the use of borrowed funds if the need should arise, including secured advances from the FHLB and FRB. As of December 31, 2022, the Company had $392.1 million in FHLB borrowing availability. The Company believes that the availability at the FHLB is sufficient to meet future cash-flow needs. As of year-end 2022 and 2021, the Company had $115.0 million available in federal funds lines of credit to address any short-term borrowing needs, respectively.

As a result of the Company's management of liquid assets, the availability of borrowed funds and the ability to generate liquidity through liability funding, management believes that the Company maintains overall liquidity sufficient to satisfy its depositors' requirements and to meet its customers' future borrowing needs. The Bank also participates in the IntraFi Cash Sweep, a product which provides the Bank the capability of providing additional deposit insurance to customers through three types of account arrangements. The Company experienced a change in liquidity mix during the fourth quarter as short-term FHLB borrowings were utilized to fund loan growth. Notwithstanding the foregoing, the Company's ability to maintain sufficient liquidity may be affected by numerous factors, including economic conditions nationally and in the Company's markets. Depending on its liquidity levels, its capital position, conditions in the capital markets and other factors, the Company may from time to time consider the issuance of debt, equity, other securities or other possible capital markets transactions, the proceeds of which could provide additional liquidity for the Company's operations

The following table sets forth information relating to the Company's sources of liquidity and the outstanding commitments for use of liquidity at December 31, 2022 and December 31, 2021. Dividing the total short-term sources of liquidity by the outstanding commitments for use of liquidity derives the liquidity coverage ratio.

TABLE 13: LIQUIDITY SOURCES AND USES

	December 31,					
	2022			2021		
(dollars in thousands)	Total	In Use	Available	Total	In Use	Available
Sources:						
Federal funds lines of credit	$ 115,000	$ 11,378	$ 103,622	$ 115,000	$ -	$ 115,000
Federal Home Loan Bank advances	392,628	46,100	346,528	391,287	-	391,287
Federal funds sold & balances at the Federal Reserve			1,777			159,346
Securities, available for sale and unpledged at fair value			141,145			172,562
Total short-term funding sources			$ 593,072			$ 838,195
Uses: (1)						
Unfunded loan commitments and lending lines of credit			84,261			69,215
Letters of credit			271			1,085
Total potential short-term funding uses			84,532			70,300
Liquidity coverage ratio			701.6%			1192.3%

(1) Represents partial draw levels based on loan segment.

The fair value of unpledged available-for-sale securities decreased from December 31, 2021 to December 31, 2022 primarily due to changes in market values in the securities portfolio.

As a result of the ability to generate liquidity through liability funding and management of liquid assets, management believes the Company maintains overall liquidity sufficient to satisfy operational requirements and contractual obligations. The Company's internal sources of liquidity are deposits, loan and investment repayments and securities available-for-sale. The Company's primary external source of liquidity is advances from the FHLB.

The Company's operating activities provided $17.6 million of cash during the year ended December 31, 2022, compared to $23.2 million provided during 2021. The Company's investing activities used $213.4 million of cash during 2022, compared to $60.7 million of cash used during 2021. The Company's financing activities provided $27.2 million of cash during 2022 compared to $105.0 million of cash provided during 2021.

In the ordinary course of business, the Company has entered into contractual obligations and has made other commitments to make future payments. For further information concerning the Company's expected timing of such payments as of December 31, 2022, refer to Note 5, Leases, Note 8, Borrowings, and Note 13, Commitments and Contingencies of the Notes to Consolidated Financial Statements included in Item 8. "Financial Statements and Supplementary Data" of this report on Form 10-K.

Off-Balance Sheet Arrangements

To meet the financing needs of customers, the Company is a party, in the normal course of business, to financial instruments with off-balance-sheet risk. These financial instruments include commitments to extend credit, commitments to sell loans and standby letters of credit. These instruments involve elements of credit and interest rate risk in addition to the amount on the balance sheet. The Company's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit written is represented by the contractual amount of these instruments. The same credit policies are used in making these commitments and conditional obligations as used for on-balance-sheet instruments. Collateral is obtained based on the credit assessment of the customer in each circumstance.

Loan commitments are agreements to extend credit to a customer provided that there are no violations of the terms of the contract prior to funding. Commitments have fixed expiration dates or other termination clauses and may require payment of a fee by the customer. Since many of the commitments may expire without being completely drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The total amount of unused loan commitments at the Bank was $206.6 million at December 31, 2022, and $167.1 million at December 31, 2021.

Standby letters of credit are written conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loans to customers. The total contract amount of standby letters of credit was $904 thousand at December 31, 2022 and $3.6 million at December 31, 2021.

Management believes that the Company has the liquidity and capital resources to handle these commitments in the normal course of business. See Note 13 of the Notes to Consolidated Financial Statements included in Item 8, "Financial Statements and Supplementary Data" of this report on Form 10-K.

RECENT ACCOUNTING PRONOUNCEMENTS

Recent accounting pronouncements affecting the Corporation are described in Item 8. "Financial Statements and Supplementary Data" under the heading "Note 1: Summary of Significant Accounting Policies-Recent Significant Accounting Pronouncements."

Non-GAAP Financial Measures

In reporting the results of the year ended December 31, 2022, the Company has provided supplemental financial measures on a tax-equivalent or an adjusted basis. These non-GAAP financial measures are a supplement to GAAP, which is used to prepare the Company's financial statements, and should not be considered in isolation or as a substitute for comparable measures calculated in accordance with GAAP. In addition, the Company's non-GAAP financial measures may not be comparable to non-GAAP financial measures of other companies. The Company uses the non-GAAP financial measures discussed herein in its analysis of the Company's performance. The Company's management believes that these non-GAAP financial measures provide additional understanding of ongoing operations and enhance comparability of results of operations with prior periods presented without the impact of items or events that may obscure trends in the Company's underlying performance. A reconciliation of the non-GAAP financial measures used by the Company to evaluate and measure the Company's performance to the most directly comparable GAAP financial measures is presented below.

TABLE 14: Non-GAAP FINACIAL MEASURES

	Years Ended December 31,		
(dollar in thousands, except share and per share data)	2022		2021
Fully Taxable Equivalent Net Interest Income			
Net interest income (GAAP)	$ 44,438	$	38,794
FTE adjustment	297		248
Net interest income (FTE) (non-GAAP)	$ 44,735	$	39,042
Noninterest income (GAAP)	13,505		14,885
Total revenue (FTE) (non-GAAP)	$ 58,240	$	53,927
Noninterest expense (GAAP)	45,655		43,149
Average earning assets	$ 1,234,780	$	1,197,028
Net interest margin	3.60%		3.24%
Net interest margin (FTE) (non-GAAP)	3.62%		3.26%
Efficiency ratio	78.79%		80.38%
Efficiency ratio (FTE) (non-GAAP)	78.39%		80.01%
Tangible Book Value Per Share			
Total Stockholders Equity (GAAP)	$ 98,734	$	120,818
Less goodwill	1,650		1,650
Less core deposit intangible	231		275
Tangible Stockholders Equity (non-GAAP)	$ 96,853	$	118,893
Shares issued and outstanding, including nonvested restricted stock	4,999,083		5,239,707
Book value per share	$ 19.75	$	23.06
Tangible book value per share	$ 19.37	$	22.69
ALLL as a Percentage of Loans Held for Investment			
Loans held for investment (net of deferred fees and costs) (GAAP)	$ 1,027,085	$	843,526
Less PPP originations	530		19,008
Loans held for investment, (net of deferred fees and costs), excluding PPP (non-GAAP)	$ 1,026,555	$	824,518
ALLL	$ 10,526	$	9,865
ALLL as a Percentage of Loans Held for Investment	1.02%		1.17%
ALLL as a Percentage of Loans Held for Investment, net of PPP originations	1.03%		1.20%

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

Not required.

Item 8. Financial Statements and Supplementary Data

The Consolidated Financial Statements and related footnotes of the Company are presented below followed by the financial statements of the Parent.



Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors
Old Point Financial Corporation

Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of Old Point Financial Corporation and its subsidiaries (the Company) as of December 31, 2022 and 2021, the related consolidated statements of income, comprehensive (loss) income, changes in stockholders' equity and cash flows for the years then ended, and the related notes to the consolidated financial statements (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters
The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing separate opinions on the critical audit matter or on the accounts or disclosures to which it relates.

Allowance for Loan Losses – Loans Collectively Evaluated for Impairment – Qualitative Adjustment Factors

Description of the Matter
As described in Note 1 (Significant Accounting Policies) and Note 3 (Loans and Allowance for Loan Losses) to the financial statements, the Company's allowance for loan losses is established as losses are estimated to have occurred through a provision for loan losses charged against earnings. The Company's allowance for loan losses has three basic components, an allocated component and two general components. At December 31, 2022, the allocated component amounted to $30,000 of the total allowance for loan losses of $10,526,000. The remaining $10,496,000 was comprised of two general components: (1) a historical loss component amounting to $1,454,000 and (2) a qualitative adjustment factor component amounting to $9,042,000. For loans that are not specifically identified for impairment, the general allowance uses historical loss experience along with various qualitative factors to develop adjusted loss factors for each loan segment. The qualitative adjustment factors to the historical loss experience are established by applying an allocation to the loan segments identified by management based on their assessment of shared risk characteristics within groups of similar loans in addition to their historical loss experience calculated using a migration analysis. Qualitative adjustment factors are determined based on management's continuing evaluation of inputs and assumptions underlying the quality of the loan portfolio. Management evaluates qualitative factors, primarily considering national, regional and local economic trends and business conditions; concentrations of credit; trends in delinquencies, nonaccrual loans, and classified loans; trends in nature and volume of loans; trends in collateral values for collateral dependent loans, underwriting standards, and lending policies; experience of lending officers, management and other staff; changes in loan review systems; and other external competitive pressures, legal and regulatory factors.

Management exercised significant judgment when assessing the qualitative adjustment factors in estimating the allowance for loan losses. We identified the assessment of the qualitative adjustment factors as a critical audit matter as auditing the qualitative adjustment factors involved especially complex and subjective auditor judgment in evaluating management's assessment of the inherently subjective estimates.

How We Addressed the Matter in Our Audit
The primary audit procedures we performed to address this critical audit matter included:
- Obtaining an understanding of controls over the evaluation of qualitative factors, including management's development and review of the data inputs used as the basis for the allocation factors and management's review and approval of the reasonableness of the assumptions used to develop the qualitative adjustments.
- Substantively testing management's process, including evaluating their judgments and assumptions for developing the qualitative factors, which included:
  - Evaluating the completeness and accuracy of data inputs used as a basis for the qualitative adjustment factors.
  - Evaluating the reasonableness of management's judgments related to the determination of qualitative adjustment factors.
  - Evaluating the qualitative adjustment factors for directional consistency and for reasonableness.
  - Testing the mathematical accuracy of the allowance calculation, including the application of the qualitative adjustment factors.

/s/ Yount, Hyde & Barbour, P.C.

We have served as the Company's auditor since 2004.

Richmond, Virginia
March 31, 2023

Old Point Financial Corporation and Subsidiaries
Consolidated Balance Sheets

(dollars in thousands, except share data)		December 31,	
		2022	**2021**
Assets			
Cash and due from banks	$	15,670 $	13,424
Interest-bearing due from banks		3,580	164,073
Federal funds sold		-	10,425
Cash and cash equivalents		19,250	187,922
Securities available-for-sale, at fair value		225,518	234,321
Restricted securities, at cost		3,434	1,034
Loans held for sale		421	3,287
Loans, net		1,016,559	833,661
Premises and equipment, net		31,008	32,134
Premises and equipment, held for sale		987	871
Bank-owned life insurance		34,049	28,168
Goodwill		1,650	1,650
Core deposit intangible, net		231	275
Other assets		22,228	14,832
Total assets	$	1,355,335 $	1,338,155
Liabilities & Stockholders' Equity			
Deposits:			
Noninterest-bearing deposits	$	418,582 $	421,531
Savings deposits		584,527	586,450
Time deposits		152,910	169,118
Total deposits		1,156,019	1,177,099
Overnight repurchase agreements		4,987	4,536
Federal funds purchased and other short-term borrowings		11,378	-
Federal Home Loan Bank advances		46,100	-
Federal Reserve Bank borrowings		-	480
Long term borrowings		29,538	29,407
Accrued expenses and other liabilities		8,579	5,815
Total liabilities		1,256,601	1,217,337
Stockholders' equity:			
Common stock, $5 par value, 10,000,000 shares authorized; 4,999,083 and 5,239,707 shares outstanding (includes 46,989 and 38,435 of nonvested restricted stock, respectively)		24,761	26,006
Additional paid-in capital		16,593	21,458
Retained earnings		78,147	71,679
Accumulated other comprehensive (loss) income, net		(20,767)	1,675
Total stockholders' equity		98,734	120,818
Total liabilities and stockholders' equity	$	1,355,335 $	1,338,155

See Notes to Consolidated Financial Statements.

Old Point Financial Corporation and Subsidiaries
Consolidated Statements of Income

(dollars in thousands, except share and per share data)	Years Ended December 31, 2022		Years Ended December 31, 2021	
Interest and Dividend Income:				
Loans, including fees	$	41,407	$	37,912
Due from banks		598		230
Federal funds sold		21		3
Securities:				
Taxable		4,936		3,284
Tax-exempt		994		753
Dividends and interest on all other securities		87		70
Total interest and dividend income		48,043		42,252
Interest Expense:				
Checking and savings deposits		746		938
Time deposits		1,403		1,941
Federal funds purchased, securities sold under agreements to repurchase and other borrowings		69		35
Long term borrowings		1,180		544
Federal Home Loan Bank advances		207		-
Total interest expense		3,605		3,458
Net interest income		44,438		38,794
Provision for loan losses		1,706		794
Net interest income after provision for loan losses		42,732		38,000
Noninterest Income:				
Fiduciary and asset management fees		4,097		4,198
Service charges on deposit accounts		3,069		2,697
Other service charges, commissions and fees		4,383		4,338
Bank-owned life insurance income		909		1,014
Mortgage banking income		497		2,280
Loss on sale of available-for-sale securities, net		(1,870)		-
Gain on sale of fixed assets		1,690		-
Other operating income		730		358
Total noninterest income		13,505		14,885
Noninterest Expense:				
Salaries and employee benefits		27,055		25,361
Occupancy and equipment		4,720		4,694
Data processing		4,630		4,557
Customer development		473		370
Professional services		2,673		2,521
Employee professional development		991		719
Other taxes		849		794
ATM and other losses		535		504
Other operating expenses		3,729		3,629
Total noninterest expense		45,655		43,149
Income before income taxes		10,582		9,736
Income tax expense		1,474		1,296
Net income	$	9,108	$	8,440
Basic Earnings per Share:				
Weighted average shares outstanding		5,071,130		5,238,318
Net income per share of common stock	$	1.80	$	1.61
Diluted Earnings per Share:				
Weighted average shares outstanding		5,071,169		5,238,352
Net income per share of common stock	$	1.80	$	1.61

See Notes to Consolidated Financial Statements.

Old Point Financial Corporation
Consolidated Statements of Comprehensive (Loss) Income

		Years Ended December 31,	
(dollars in thousands)		2022	2021
Net income	$	9,108 $	8,440
Other comprehensive loss, net of tax			
Net unrealized loss on available-for-sale securities		(23,919)	(2,394)
Reclassification for loss included in net income		1,477	-
Other comprehensive loss, net of tax		(22,442)	(2,394)
Comprehensive (loss) income	$	(13,334) $	6,046

See Notes to Consolidated Financial Statements.

Old Point Financial Corporation and Subsidiaries
Consolidated Statements of Changes in Stockholders' Equity

(dollars in thousands, except share and per share data)	Shares of Common Stock	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total
YEAR ENDED DECEMBER 31, 2022						
Balance at December 31, 2021	5,201,272 $	26,006 $	21,458 $	71,679 $	1,675 $	120,818
Net income	-	-	-	9,108	-	9,108
Other comprehensive loss, net of tax	-	-	-	-	(22,442)	(22,442)
Employee Stock Purchase Plan share issuance	5,765	29	100	-	-	129
Common stock purchased	(268,095)	(1,340)	(5,315)	-	-	(6,655)
Restricted stock vested	13,152	66	(66)	-	-	-
Stock-based compensation expense	-	-	416	-	-	416
Cash dividends ($0.52 per share)	-	-	-	(2,640)	-	(2,640)
Balance at end of period	4,952,094 $	24,761 $	16,593 $	78,147 $	(20,767) $	98,734
YEAR ENDED DECEMBER 31, 2021						
Balance at December 31, 2020	5,194,443 $	25,972 $	21,245 $	65,859 $	4,069 $	117,145
Net income	-	-	-	8,440	-	8,440
Other comprehensive loss, net of tax	-	-	-	-	(2,394)	(2,394)
Employee Stock Purchase Plan share issuance	4,908	24	79	-	-	103
Common stock purchased	(6,600)	(33)	(117)	-	-	(150)
Restricted stock vested	8,521	43	(43)	-	-	-
Stock-based compensation expense	-	-	294	-	-	294
Cash dividends ($0.50 per share)	-	-	-	(2,620)	-	(2,620)
Balance at end of period	5,201,272 $	26,006 $	21,458 $	71,679 $	1,675 $	120,818

See Notes to Consolidated Financial Statements.

Old Point Financial Corporation and Subsidiaries
Consolidated Statements of Cash Flows

(dollars in thousands)		Years Ended December 31,		
		2022		**2021**
CASH FLOWS FROM OPERATING ACTIVITIES				
Net income	$	9,108	$	8,440
Adjustments to reconcile net income to net cash provided by operating activities:				
Depreciation and amortization		2,073		2,091
Amortization of right of use lease asset		350		347
Accretion related to acquisition, net		21		(2)
Amortization of subordinated debt issuance costs		131		60
Provision for loan losses		1,706		794
Gain on sale of securities, net		1,870		-
Net amortization of securities		1,193		989
Decrease in loans held for sale, net		2,866		11,126
Net (gain) loss on disposal of premises and equipment		(1,690)		-
Income from bank owned life insurance		(909)		(1,014)
Stock compensation expense		416		294
Deferred tax expense		(51)		275
Increase in other assets		(1,371)		(748)
Increase in accrued expenses and other liabilities		1,852		524
Net cash provided by operating activities		17,565		23,176
CASH FLOWS FROM INVESTING ACTIVITIES				
Purchases of available-for-sale securities		(71,218)		(90,070)
(Purchase of) proceeds from redemption of restricted securities, net		(2,400)		333
Proceeds from maturities and calls of available-for-sale securities		5,750		11,780
Proceeds from sales of available-for-sale securities		26,000		6,880
Paydowns on available-for-sale securities		16,799		19,479
Paydowns on held-to-maturity securities		-		-
(Purchases) paydowns of consumer installment loans, net		-		-
Proceeds from sale of loans held for investment		7,328		-
Purchases of loans held for investment		(68,216)		
Net increase in loans held for investment		(123,110)		(7,650)
Proceeds from sales of other real estate owned		986		-
Purchases of bank-owned life insurance		(5,000)		-
Purchases of premises and equipment		(1,354)		(1,514)
Proceeds from sale of premises and equipment		995		31
Net cash used in investing activities		(213,440)		(60,731)
CASH FLOWS FROM FINANCING ACTIVITIES				
(Decrease) increase in noninterest-bearing deposits		(2,949)		60,929
(Decrease) increase in savings deposits		(1,923)		73,514
Decrease in time deposits		(16,208)		(24,580)
Increase (decrease) in federal funds purchased, repurchase agreements and other borrowings, net		11,829		(3,433)
Increase in Federal Home Loan Bank advances		118,100		-
Repayment of Federal Home Loan Bank advances		(72,000)		-
Repayment of Federal Reserve Bank borrowings		(480)		(28,070)
Increase in long term borrowings		-		29,347
Proceeds from ESPP issuance		129		103
Repurchase of common stock		(6,655)		(150)
Cash dividends paid on common stock		(2,640)		(2,620)
Net cash provided by financing activities		27,203		105,040
Net (decrease) increase in cash and cash equivalents		(168,672)		67,485
Cash and cash equivalents at beginning of period		187,922		120,437
Cash and cash equivalents at end of period	$	19,250	$	187,922
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION				
Cash payments for:				
Interest	$	3,333	$	3,149
SUPPLEMENTAL SCHEDULE OF NONCASH TRANSACTIONS				
Unrealized (loss) gain on securities available-for-sale	$	(28,409)	$	(3,030)
Loans transferred to repossessed assets	$	279	$	-
Former bank property transferred from fixed assets to held for sale assets	$	345	$	902
Right of use lease asset and liability	$	911	$	-
Receivable for BOLI death benefit	$	-	$	1,232

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1. Significant Accounting Policies

THE COMPANY

Headquartered in Hampton, Virginia, Old Point Financial Corporation (the Company) is a holding company that conducts substantially all of its operations through two wholly-owned subsidiaries, The Old Point National Bank of Phoebus (the Bank) and Old Point Trust & Financial Services, N.A. (Wealth). The Bank serves individual and commercial customers, the majority of which are in Hampton Roads, Virginia. As of December 31, 2022, the Bank had 14 branch offices. The Bank offers a full range of deposit and loan products to its retail and commercial customers, including mortgage loan products offered through Old Point Mortgage. A full array of insurance products is also offered through Old Point Insurance, LLC in partnership with Morgan Marrow Company. Wealth offers a full range of services for individuals and businesses. Products and services include retirement planning, estate planning, financial planning, estate and trust administration, retirement plan administration, tax services and investment management services.

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, the Bank and Wealth. All significant intercompany balances and transactions have been eliminated in consolidation.

BASIS OF PRESENTATION

In preparing Consolidated Financial Statements in conformity with U.S. GAAP, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the consolidated balance sheets and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses and evaluation of goodwill for impairment. In the opinion of management, all adjustments, consisting only of normal recurring adjustments, which are necessary for a fair presentation of the results of operations in these financial statements, have been made.

SIGNIFICANT GROUP CONCENTRATIONS OF CREDIT RISK

Most of the Company's activities are with customers located within the Hampton Roads region. The types of securities that the Company invests in are included in Note 2. The types of lending that the Company engages in are included in Note 3. The Company has significant concentrations in the following industries: construction, lessors of real estate, activities related to real estate, ambulatory health care and religious organizations. The Company does not have any significant concentrations to any one customer.

At December 31, 2022 and 2021, there were $534.5 million and $460.1 million, or 52.0% and 54.5%, respectively, of total loans concentrated in commercial real estate. Commercial real estate for purposes of this note includes all construction loans, loans secured by multifamily residential properties, loans secured by farmland and loans secured by nonfarm, nonresidential properties. Refer to Note 3 for further detail.

CASH AND CASH EQUIVALENTS

For purposes of the consolidated statements of cash flows, cash and cash equivalents includes cash and balances due from banks and federal funds sold, all of which mature within 90 days. The Bank is typically required to maintain cash reserve balances on hand or with the Federal Reserve Bank (FRB). At December 31, 2022, there was no minimum reserve requirement as a result of a rule adopted by the FRB in March 2020 eliminating the reserve requirement.

INTEREST-BEARING DEPOSITS IN BANKS

Interest-bearing deposits in banks mature within one year and are carried at cost.

SECURITIES

Certain debt securities that management has the positive intent and ability to hold until maturity are classified as held-to-maturity and recorded at amortized cost. Securities not classified as held-to-maturity, excluding equity securities with readily determinable fair values which are recorded at fair value through the income statement, are classified as available-for-sale and recorded at fair value, with unrealized gains and losses excluded from earnings and reported in accumulated other comprehensive income (loss). Purchase premiums and discounts are recognized in interest income using the interest method over the terms of the securities. Gains and losses on the sale of securities are recorded on the trade date and are determined using the specific identification method. The Company has no trading securities.

Impairment of debt securities occurs when the fair value of a security is less than its amortized cost. For debt securities, impairment is considered other-than-temporary and recognized in its entirety in net income if either (i) the Company intends to sell the security or (ii) it is more-likely-than-not the Company will be required to sell the security before recovery of its amortized cost basis. If, however, the

Company does not intend to sell the security and it is not more-likely-than-not that the Company will be required to sell the security before recovery, the Company must determine what portion of the impairment is attributable to a credit loss, which occurs when the amortized cost basis of the security exceeds the present value of the cash flows expected to be collected from the security. If there is no credit loss, there is no other-than-temporary impairment. If there is a credit loss, other-than-temporary impairment exists, and the credit loss must be recognized in net income and the remaining portion of impairment must be recognized in other comprehensive income (loss). The Company regularly reviews unrealized losses in its investments in securities based on criteria including the extent to which market value is below amortized cost, the duration of that market decline, the financial health of and specific prospects for the issuer, the Company's best estimate of the present value of cash flows expected to be collected from debt securities, the Company's intention with regard to holding the security to maturity and the likelihood that the Company would be required to sell the security before recovery.

RESTRICTED SECURITIES, AT COST

The Company, as a member of the Federal Reserve Bank (FRB) and the Federal Home Loan Bank of Atlanta (FHLB), is required to maintain an investment in the capital stock of both the FRB and the FHLB. The Company also has an investment in the capital stock of Community Bankers' Bank (CBB). Based on the redemption provisions of these investments, the stocks have no quoted market value, are carried at cost and are listed as restricted securities. The Company reviews its holdings for impairment based on the ultimate recoverability of the cost basis in the FRB, FHLB, and CBB stock.

LOANS HELD FOR SALE

The Company records loans held for sale using the lower of cost or fair value. Net unrealized losses, if any, are recognized through a valuation allowance by charges to income. Any changes in the application of lower of cost or market accounting of loans held for sale is recorded as a component of "Mortgage banking income" within the Company's Consolidated Statements of Income.

LOANS

The Company extends loans to individual consumers and commercial customers for various purposes. Most of the Company's loans are secured by real estate, including real estate construction loans, real estate commercial loans, and real estate mortgage loans (i.e., residential 1-4 family mortgages, second mortgages and equity lines of credit). Other loans are secured by collateral that is not real estate, which may include inventory, accounts receivable, equipment or other personal property. A substantial portion of the loan portfolio is represented by real estate mortgage loans throughout Hampton Roads. The ability of the Company's debtors to honor their contracts is dependent in part upon the real estate and general economic conditions in this area.

Loans that management has the intent and ability to hold for the foreseeable future or until maturity or pay-off generally are reported at their outstanding unpaid principal balances adjusted for unearned income, the allowance for loan losses and any unamortized deferred fees or costs on originated loans.

For loans amortized at cost, interest income is accrued based on the unpaid principal balance. Loan origination fees, net of certain direct origination costs, as well as premiums and discounts, are deferred and amortized as a level yield adjustment over the respective term of the loan.

PAYCHECK PROTECTION PROGRAM

Beginning in April 2020, the Company originated loans under the Paycheck Protection Program (PPP) of the Small Business Administration (SBA). PPP loans are fully guaranteed by the SBA, and in some cases borrowers may be eligible to obtain forgiveness of the loans, in which case loans would be repaid by the SBA. As repayment of the PPP loans is guaranteed by the SBA, the Company does not recognize a reserve for PPP loans in its allowance for loan losses. The Company received fees from the SBA of one percent to five percent of the principal amount of each loan originated under the PPP. Fees received from the SBA are recognized net of direct origination costs in interest income over the life of the related loans. Recognition of fees related to PPP loans is dependent upon the timing of ultimate repayment or forgiveness. Aggregate fees from the SBA of $4.7 million, net of direct costs, will be recognized in interest income over the life of the loans, of which $10 thousand remains unrecognized as of December 31, 2022. In 2022, 2021 and 2020, the Company recognized $699 thousand, $3.2 million, and $813 thousand in net loan fees related to PPP loans in interest income on loans in the Consolidated Statement of Income, respectively.

NONACCRUALS, PAST DUES AND CHARGE-OFFS

The accrual of interest on commercial loans (including construction loans and commercial loans secured and not secured by real estate) is generally discontinued at the time the loan is 90 days past due unless the credit is well-secured and in the process of collection. Consumer loans not secured by real estate and consumer real estate secured loans (i.e., residential 1-4 family mortgages, second mortgages and equity lines of credit) are generally placed on nonaccrual status when payments are 120 days past due. Past due status is based on the contractual terms of the loan agreement, and loans are considered past due when a payment of principal and/or interest is due but not paid. Regular payments not received within the payment cycle are considered to be 30, 60, or 90 or more days past due accordingly. In all cases, loans are placed on nonaccrual status or charged off at an earlier date if collection of principal or interest is considered doubtful.

All interest accrued but not collected for loans that are placed on nonaccrual status or charged off is reversed against interest income. The interest on these loans is accounted for on the cash basis or cost recovery method, until qualifying for return to accrual status or charged off. Loans are generally returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured, or when the borrower has resumed paying the full amount of the scheduled contractual interest and principal payments for at least six months.

Loans are generally fully charged off or partially charged down to the fair value of collateral securing the asset when:
·   Management determines the asset to be uncollectible;
·   Repayment is deemed to be protracted beyond reasonable time frames;
·   The asset has been classified as a loss by either the internal loan review process or external examiners;
·   The borrower has filed for bankruptcy protection and the loss becomes evident due to a lack of borrower assets; or
·   The loan is 120 days or more past due unless the loan is both well secured and in the process of collection.

ALLOWANCE FOR LOAN LOSSES

The ALLL is established as losses are estimated to have occurred through a provision for loan losses charged to earnings. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance.

The allowance for loan losses is evaluated on a regular basis by management and is based upon management's periodic review of the collectability of the loans in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower's ability to repay, estimated value of any underlying collateral and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available.

The allowance consists of allocated and general components. The allocated component relates to loans that are classified as impaired, such as a loan that is considered a troubled debt restructuring (TDR) (discussed in detail below). These loans are excluded from pooled loss forecasts and a separate reserve is provided under the accounting guidance for loan impairment. All loans, including consumer loans, whose terms have been modified in a TDR are also individually analyzed for estimated impairment. Impairment is measured on a loan-by-loan basis for construction loans and commercial loans (i.e., commercial mortgage loans on real estate and commercial loans not secured by real estate) by either the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's obtainable market price, or the fair value of the collateral if the loan is collateral dependent. For those loans that are classified as impaired, an allowance is established when the discounted value of expected future cash flows (or collateral value or observable market price) of the impaired loan is lower than the carrying value of that loan.

A loan is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value and the probability of collecting scheduled principal and interest payments when due. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower's prior payment record, and the amount of the shortfall in relation to the principal and interest owed. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired.

The general component covers loans that are not classified as impaired. Loans collectively evaluated for impairment are pooled, with a historical loss rate, based on migration analysis, applied to each pool, segmented by risk grade or days past due, depending on the type of loan. Based on credit risk assessments and management's analysis of qualitative factors, additional loss factors are applied to loan balances. Large groups of smaller balance homogeneous loans are collectively evaluated for impairment. Accordingly, the Company does not separately identify individual consumer and consumer loans secured by real estate (i.e., residential 1-4 family mortgages, second mortgages and equity lines of credit) for impairment disclosures, unless the terms of such loans have been modified in a TDR due to financial difficulties of the borrower.

Each portfolio segment has risk characteristics as follows:
·   **Commercial and industrial**: Commercial loans carry risks associated with the successful operation of a business or project, in addition to other risks associated with the ownership of a business. The repayment of these loans may be dependent upon the profitability and cash flows of the business. In addition, there is risk associated with the value of collateral other than real estate which may depreciate over time and cannot be appraised with as much precision.
·   **Real estate-construction**: Construction loans carry risks that the project will not be finished according to schedule, the project will not be finished according to budget and the value of the collateral may at any point in time be less than the principal amount of the loan. Construction loans also bear the risk that the general contractor, who may or may not be the loan customer, may be unable to finish the construction project as planned because of financial pressure unrelated to the project.
·   **Real estate-mortgage**: Residential mortgage loans and equity lines of credit carry risks associated with the continued credit-worthiness of the borrower and changes in the value of the collateral.

- **Real estate-commercial**: Commercial real estate loans carry risks associated with the successful operation of a business if owner occupied. If non-owner occupied, the repayment of these loans may be dependent upon the profitability and cash flow from rent receipts.
- **Consumer loans**: Consumer loans carry risks associated with the continued credit-worthiness of the borrowers and the value of the collateral. Consumer loans are more likely than real estate loans to be immediately adversely affected by job loss, divorce, illness or personal bankruptcy.
- **Other loans**: Other loans are loans to mortgage companies, loans for purchasing or carrying securities, and loans to insurance, investment and finance companies. These loans carry risks associated with the successful operation of a business. In addition, there is risk associated with the value of collateral other than real estate which may depreciate over time, depend on interest rates or fluctuate in active trading markets.

Each segment of the portfolio is pooled by risk grade or by days past due. Loans not secured by real estate and made to individuals for household, family and other personal expenditures are segmented into pools based on days past due, while all other loans, including loans to consumers that are secured by real estate, are segmented by risk grades. A historical loss percentage is then calculated by migration analysis and applied to each pool. The migration analysis applied to all pools is able to track the risk grading and historical performance of individual loans throughout a number of periods set by management, which provides management with information regarding trends (or migrations) in a particular loan segment. At December 31, 2022 and 2021 management used eight twelve-quarter migration periods.

Based on credit risk assessments and management's analysis of qualitative factors, additional loss factors are applied to loan balances. These additional qualitative factors include: economic conditions (including uncertainties associated with the COVID-19 pandemic), trends in growth, loan concentrations, changes in certain loans, changes in underwriting, changes in management and changes in the legal and regulatory environment.

TRANSFERS OF FINANCIAL ASSETS
Transfers of financial assets are accounted for as sales when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when (1) the assets have been isolated from the Company (i.e., put presumptively beyond the reach of the transferor and its creditors, even in bankruptcy or other receivership); (2) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets and (3) the Company does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity or the ability to unilaterally cause the holder to return specific assets.

OTHER REAL ESTATE OWNED (OREO)
Assets acquired through, or in lieu of, loan foreclosure are held for sale and are initially recorded at fair value less cost to sell at the date of foreclosure, establishing a new cost basis. Subsequent to foreclosure, valuations are periodically performed by management and the assets are carried at the lower of carrying amount or fair value less cost to sell. Revenue and expenses from operations and changes in the valuation allowance (direct write-downs) are included in gain on other real estate owned on the Consolidated Statements of Income.

BANK-OWNED LIFE INSURANCE
The Company owns insurance on the lives of a certain group of key employees. The cash surrender value of these policies is included as an asset on the consolidated balance sheets, and the increase in cash surrender value is recorded as noninterest income on the Consolidated Statements of Income. In the event of the death of an insured individual under these policies, the Company would receive a death benefit payment. Any excess in the amount received over the recorded cash surrender value would be recorded as other operating income on the Consolidated Statements of Income.

PREMISES AND EQUIPMENT
Land is carried at cost. Buildings and equipment are stated at cost, less accumulated depreciation and amortization computed on the straight-line method over the estimated useful lives of the assets. Buildings and equipment are depreciated over their estimated useful lives ranging from 3 to 39 years; leasehold improvements are amortized over the lives of the respective leases or the estimated useful life of the leasehold improvement, whichever is less. Software is amortized over its estimated useful life ranging from 3 to 5 years.

OFF-BALANCE SHEET CREDIT RELATED FINANCIAL INSTRUMENTS
In the ordinary course of business, the Company has entered into commitments to extend credit, including commitments under commercial letters of credit and lines of credit. Such financial instruments are recorded when they are funded.

STOCK COMPENSATION PLANS
Stock compensation accounting guidance (FASB ASC 718, "Compensation -- Stock Compensation") requires that the compensation cost related to share-based payment transactions be recognized in financial statements. That cost will be measured based on the grant date fair value of the equity or liability instruments issued. The stock compensation accounting guidance covers a wide range of share-

based compensation arrangements including stock options, restricted share plans, performance-based awards, share appreciation rights and employee share purchase plans.

The stock compensation accounting guidance requires that compensation cost for all stock awards be calculated and recognized over the employees' service period, generally defined as the vesting period. For awards with graded-vesting, compensation cost is recognized on a straight-line basis over the requisite service period for the entire award. A Black Scholes model is used to estimate the fair value of the stock options, while the market price of the Company's common stock at the date of grant is used for restricted stock awards.

REVENUE RECOGNITION: Revenue recognized from contracts with customers is accounted for under ASC 606 and is primarily included in the Company's noninterest income. Fiduciary and asset management fees are earned as the Company satisfies it performance obligation over time. Additional services are transactional-based and the revenue is recognized as incurred. Service charges on deposit accounts consist of account analysis fees, monthly service fees, and other deposit account related fees. Account analysis and monthly service fees, which relate primarily to monthly maintenance, are earned over the course of a month, representing the period over which the Company satisfies the performance obligation. Other deposit account related fees are largely transaction based and therefore fees are recognized at the point in time when the Company has satisfied its performance obligation. The Company earns other service charges, commissions and fees from its customers for transaction-based services. Such services include debit card, ATM, merchant services, investment services, and other service charges. In each case, these service charges and fees are recognized in income at the time or within the same period that the Company's performance obligation is satisfied. The Company earns interchange fees from debit cardholder transactions conducted through various payment networks. Interchange fees from cardholder transactions represent a percentage of the underlying transaction value and are recognized daily, concurrently with the transaction processing services.

INCOME TAXES
The Company accounts for income taxes in accordance with income tax accounting guidance (FASB ASC 740, "Income Taxes"). The Company adopted the accounting guidance related to accounting for uncertainty in income taxes, which sets out a consistent framework to determine the appropriate level of tax reserves to maintain for uncertain tax positions.

Income tax accounting guidance results in two components of income tax expense: current and deferred. Current income tax expense reflects taxes to be paid or refunded for the current period by applying the provisions of the enacted tax law to the taxable income or excess of deductions over revenues. The Company determines deferred income taxes using the liability or balance sheet method. Under this method, the net deferred tax asset or liability is based on the tax effects of the difference between the book and tax basis of assets and liabilities, and enacted changes in tax rates and laws are recognized in the period in which they occur.

Deferred income tax expense results from changes in deferred tax assets and liabilities between periods. Deferred tax assets are recognized if it is more-likely-than-not, based on the technical merits, that the tax position will be realized or sustained upon examination. The term more-likely-than-not means a likelihood of more than 50 percent; the terms examined and upon examination also include resolution of the related appeals or litigation processes, if any. A tax position that meets the more-likely-than-not recognition threshold is initially and subsequently measured as the largest amount of tax benefit that has a greater than 50 percent likelihood of being realized upon settlement with a taxing authority that has full knowledge of all relevant information. The determination of whether or not a tax position has met the more-likely-than-not recognition threshold considers the facts, circumstances, and information available at the reporting date and is subject to management's judgment. Deferred tax assets are reduced by a valuation allowance if, based on the weight of both positive and negative evidence available, it is more-likely-than-not that some portion or all of a deferred tax asset will not be realized.

The Company recognizes interest and penalties on income taxes as a component of income tax expense. No uncertain tax positions were recorded in 2022 or 2021.

EARNINGS PER COMMON SHARE
Basic earnings per common share represents income available to common stockholders divided by the weighted-average number of common shares outstanding during the period. Diluted earnings per common share reflects additional potential common shares that would have been outstanding if dilutive potential common shares had been issued, as well as any adjustment to income that would result from the assumed issuance. Potential common shares that may be issued by the Company relate to shares to be issued as part of the employee stock purchase plan and are determined using the treasury stock method. Nonvested restricted stock shares are included in the calculation of basic earnings per common share due to their rights to voting and dividends.

WEALTH ASSETS AND INCOME
Securities and other property held by Wealth in a fiduciary or agency capacity are not assets of the Company and are not included in the accompanying Consolidated Financial Statements.

DERIVATIVE FINANCIAL INSTRUMENTS

The Company recognizes derivative financial instruments at fair value as either an other asset or other liability in the Consolidated Balance Sheets. The Company's derivative financial instruments include interest rate swaps with certain qualifying commercial loan customers and dealer counterparties and interest rate contracts arising from mortgage banking activities, including interest rate lock commitments (IRLCs) on mortgage loans and related forward sales of mortgage loans. The change in fair value of these instruments is reported as noninterest income.

ADVERTISING EXPENSES

Advertising expenses are expensed as incurred. Advertising expense for the years ended 2022 and 2021 was $202 thousand and $217 thousand, respectively.

COMPREHENSIVE (LOSS) INCOME

Comprehensive (loss) income consists of net income and other comprehensive (loss) income, net of tax. Other comprehensive (loss) income, net of tax includes unrealized gains and losses on securities available-for-sale which is also recognized a separate component of equity.

FAIR VALUE OF FINANCIAL INSTRUMENTS

Fair values of financial instruments are estimated using relevant market information and other assumptions, as more fully disclosed in Note 16. Fair value estimates involve uncertainties and matters of significant judgment. Changes in assumptions or in market conditions could significantly affect the estimates.

RECENT SIGNIFICANT ACCOUNTING PRONOUNCEMENTS

In June 2016, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2016-13, "*Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments,*" as part of its project on financial instruments. Subsequently, this ASU was amended when the FASB issued ASU 2018-19, "*Codification Improvements to Topic 326, Financial Instruments – Credit Losses,*" ASU 2019- 04, "*Codification Improvements to Topic 326, Financial Instruments – Credit Losses, Topic 815, Derivatives and Hedging, and Topic 825, Financial Instruments,*" ASU 2019-05, "*Financial Instruments – Credit Losses (Topic 326): Targeted Transition Relief,*" ASU 2019-10, "*Financial instruments—Credit losses (Topic 326), Derivatives and hedging (Topic 815), and Leases (Topic 842)—Effective dates,*" ASU 2019-11, "*Codification Improvements to Topic 326, Financial Instruments— Credit Losses,*" ASU 2020-02, "*Financial Instruments-Credit Losses (Topic 326) and Leases (Topic 842),*" ASU 2020-03, "*Codification Improvements to Financial Instruments*" and ASU 2022-02, *"Financial Instruments – Credit Losses (Topic 326) - Troubled Debt Restructurings and Vintage Disclosures"* (collectively, ASC 326). ASC 326 introduces an approach based on expected losses to estimate credit losses on certain types of financial instruments. It modifies the impairment model for available-for-sale debt securities and provides for a simplified accounting model for purchased financial assets with credit deterioration since their origination. It also modifies the measurement principles for modifications of loans to borrowers experiencing financial difficulty, including how the allowance for credit losses is measured for such loans. The Company adopted the new standard effective January 1, 2023.

The amendments of ASC 326, upon adoption, are to be applied on a modified retrospective basis, with the cumulative effect of adopting the new standard being recorded as an adjustment to opening retained earnings in the period of adoption. The Company established a working group to prepare for and implement changes related to ASC 326. This working group gathered historical loan loss data for purposes of evaluating appropriate portfolio segmentation and modeling methods under the standard related to the allowance for credit losses on loans, performed procedures to validate the historical loan loss data to ensure its suitability and reliability for purposes of developing an estimate of expected credit losses and engaged a vendor to assist in modeling expected lifetime losses under ASC 326. The Company expects to primarily utilize discounted cash flow methods for estimating the allowance for credit losses on loans and has implemented policies for developing that estimate. The Company is also implementing changes to its policies and procedures related to measuring impairment of available for sale securities and does not expect a significant effect on the carrying value of the Company's available for sale securities as a result of the adoption of ASC 326. The adoption of ASC 326 and related changes in the Company's accounting policies will result in significant changes to the Company's consolidated financial statements, including differences in the timing of recognizing changes to the allowance for credit losses, and will include expanded disclosures about the allowance for credit losses, charge-offs and recoveries of loans, and certain loan modifications. The adoption of the standard also results in changes in the Company's internal controls over financial reporting related to the allowance for credit losses. Upon adoption, transition adjustments will be made to record an increase in the reported balance of loans and the allowance for credit losses on loans, recognize a liability for credit losses on commitments to extend credit, and reduce total equity of both the Company and the Bank, which will result in a reduction of regulatory capital of the Bank. The final cumulative effect of the transition adjustments is still subject to completion by the Company but is estimated to reduce opening retained earnings on January 1, 2023 by a reasonable range of $1 million to $2 million.

In March 2020, the FASB issued ASU 2020-04, "Reference Rate Reform (Topic 848) – Facilitation of the Effects of Reference Rate Reform on Financial Reporting." Subsequently, the FASB issued ASU 2022-06, "Reference Rate Reform (Topic 848): Deferral of the Sunset Date of Topic 848. This guidance provides temporary, optional expedients and exceptions to ease the potential burden in accounting for modifications of loan contracts, borrowings, and other transactions related to reference rate reform associated with the

LIBOR transition if certain criteria are met. The amendments are effective as of March 12, 2020 through December 31, 2024 and can be adopted at an instrument level. These modifications have not had and are not expected to have a material impact on the consolidated financial statements

Other accounting standards that have been adopted by the Company or issued by the FASB or other standards-setting bodies have not or are not currently expected to have a material effect on the Company's financial position, results of operations or cash flows.

NOTE 2. Securities Portfolio

The amortized cost and fair value, with gross unrealized gains and losses, of securities available-for-sale were:

	December 31, 2022			
(Dollars in thousands)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized (Losses)	Fair Value
U.S. Treasury securities	$ 8,013	$ -	$ (342)	$ 7,671
Obligations of U.S. Government agencies	43,622	10	(1,233)	42,399
Obligations of state and political subdivisions	70,491	-	(11,107)	59,384
Mortgage-backed securities	99,874	-	(10,961)	88,913
Money market investments	1,816	-	-	1,816
Corporate bonds and other securities	27,990	-	(2,655)	25,335
	$ 251,806	$ 10	$ (26,298)	$ 225,518

	December 31, 2021			
(Dollars in thousands)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized (Losses)	Fair Value
U.S. Treasury securities	$ 15,052	$ -	$ (148)	$ 14,904
Obligations of U.S. Government agencies	38,651	75	(168)	38,558
Obligations of state and political subdivisions	64,132	1,948	(277)	65,803
Mortgage-backed securities	88,511	1,348	(801)	89,058
Money market investments	2,413	-	-	2,413
Corporate bonds and other securities	23,441	261	(117)	23,585
	$ 232,200	$ 3,632	$ (1,511)	$ 234,321

Securities with a fair value of $82.6 million and $59.3 million at December 31, 2022 and 2021, respectively, were pledged to secure public deposits, securities sold under agreements to repurchase, FHLB advances and for other purposes required or permitted by law.

At December 31, 2022, the Company held no securities of any single issuer (excluding U.S. Government agencies) with a book value that exceeded 10 percent of stockholders' equity.

The amortized cost and fair value of securities by contractual maturity are shown below.

	December 31, 2022	
(Dollars in thousands)	Amortized Cost	Fair Value
Due in one year or less	$ 890	$ 872
Due after one year through five years	19,927	18,976
Due after five through ten years	64,098	56,164
Due after ten years	165,075	147,690
Other securities, restricted	1,816	1,816
	$ 251,806	$ 225,518

The following table provides information about securities sold in the years ended December 31:

(Dollars in thousands)	Years Ended December 31,	
	2022	2021
Securities Available-for-sale		
Realized losses on sales of securities	$ (1,870)	$ -
Net realized loss	$ (1,870)	$ -

OTHER-THAN-TEMPORARILY IMPAIRED SECURITIES

Management assesses whether the Company intends to sell or it is more-likely-than-not that the Company will be required to sell a security before recovery of its amortized cost basis less any current-period credit losses. For debt securities that are considered other-than-temporarily impaired and that the Company does not intend to sell and will not be required to sell prior to recovery of the amortized cost basis, the Company separates the amount of the impairment into the amount that is credit related (credit loss component) and the amount due to all other factors. The credit loss component is recognized in earnings and is the difference between the security's amortized cost basis and the present value of its expected future cash flows. The remaining difference between the security's fair value and the present value of expected future cash flows is due to factors that are not credit related and is recognized in accumulated other comprehensive (loss) income on the consolidated balance sheets.

The present value of expected future cash flows is determined using the best-estimate cash flows discounted at the effective interest rate implicit to the security at the date of purchase or the current yield to accrete an asset-backed or floating rate security. The methodology and assumptions for establishing the best-estimate cash flows vary depending on the type of security. The asset-backed securities cash flow estimates are based on bond specific facts and circumstances that may include collateral characteristics, expectations of delinquency and default rates, loss severity and prepayment speeds, and structural support, including subordination and guarantees.

The Company has a process in place to identify debt securities that could potentially have a credit or interest-rate related impairment that is other than temporary. This process involves monitoring late payments, pricing levels, downgrades by rating agencies, key financial ratios, financial statements, revenue forecasts, and cash flow projections as indicators of credit issues. On a quarterly basis, management reviews all securities to determine whether an other-than-temporary decline in value exists and whether losses should be recognized. Management considers relevant facts and circumstances in evaluating whether a credit or interest rate-related impairment of a security is other-than-temporary. Relevant facts and circumstances considered include: (a) the extent and length of time the fair value has been below cost; (b) the reasons for the decline in value; (c) the financial position and access to capital of the issuer, including the current and future impact of any specific events and (d) for fixed maturity securities, the Company's intent to sell a security or whether it is more-likely-than-not the Company will be required to sell the security before the recovery of its amortized cost which, in some cases, may extend to maturity and for equity securities, the Company's ability and intent to hold the security for a period of time that allows for the recovery in value.

Securities in an unrealized loss position at December 31, 2022, by duration of the period of unrealized loss, are shown below.

	December 31, 2022							
	Less than 12 months		12 months or more		Total			
(Dollars in thousands)	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value		
U.S. Treasury securities	$ 342	$ 7,671	$ -	$ -	$ 342	$ 7,671		
Obligations of U.S. Government agencies	258	13,873	975	22,851	1,233	36,724		
Obligations of state and political subdivisions	5,386	33,720	5,721	23,856	11,107	57,576		
Mortgage-backed securities	4,157	52,717	6,804	36,196	10,961	88,913		
Corporate bonds and other securities	1,084	12,906	1,571	11,429	2,655	24,335		
Total securities available-for-sale	$ 11,227	$ 120,887	$ 15,071	$ 94,332	$ 26,298	$ 215,219		

There were 162 debt securities totaling $215.2 million of aggregate fair value considered temporarily impaired at December 31, 2022. The primary cause of the temporary impairments in the Company's investments in debt securities was increases in market interest rates. The Company concluded that no other-than-temporary impairment existed in its securities portfolio at December 31, 2022, and no other-than-temporary impairment loss has been recognized in net income, based primarily on the fact that changes in fair value were caused primarily by increases in interest rates, securities with unrealized losses had generally high credit quality, the Company intends to hold these investments in debt securities to maturity, it is more-likely-than-not that the Company will not be required to sell these investments before a recovery of its investment, and issuers have continued to make timely payments of principal and interest. Additionally, the Company's mortgage-backed securities are entirely issued by either U.S. government agencies or U.S. government sponsored enterprises. Collectively, these entities provide a guarantee, which is either explicitly or implicitly supported by the full faith and credit of the U.S. government, that investors in such mortgage-backed securities will receive timely principal and interest payments.

Securities in an unrealized loss position at December 31, 2021, by duration of the period of unrealized loss, are shown below.

	December 31, 2021					
	Less than 12 months		12 months or more		Total	
	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value
(Dollars in thousands)						
U.S. Treasury securities	$ 148	$ 14,904	$ -	$ -	$ 148	$ 14,904
Obligations of U.S. Government agencies	131	19,181	37	5,042	168	24,223
Obligations of state and political subdivisions	277	20,673	-	-	277	20,673
Mortgage-backed securities	608	35,882	193	6,450	801	42,332
Corporate bonds and other securities	117	9,833	-	-	117	9,833
Total securities available-for-sale	$ 1,281	$ 100,473	$ 230	$ 11,492	$ 1,511	$ 111,965

The Company has determined that these securities are temporarily impaired at December 31, 2022 and 2021 for the reasons set out below:

Mortgage-backed securities. This category's unrealized losses are primarily the result of interest rate fluctuations. Because the decline in market value is attributable to changes in interest rates and not credit quality, the Company does not intend to sell the investments, and it is not likely that the Company will be required to sell the investments before recovery of their amortized cost basis, which may be maturity, the Company does not consider those investments to be other-than-temporarily impaired. Also, the majority of the Company's mortgage-backed securities are agency-backed securities, which have a government guarantee.

Obligations of state and political subdivisions. This category's unrealized losses are primarily the result of interest rate fluctuations and also a certain few ratings downgrades brought about by the impact of the credit crisis on states and political subdivisions. The contractual terms of the investments do not permit the issuer to settle the securities at a price less than the cost basis of each investment. Because the Company does not intend to sell any of the investments and the accounting standard of "more likely than not" has not been met for the Company to be required to sell any of the investments before recovery of its amortized cost basis, which may be maturity, the Company does not consider these investments to be other-than-temporarily impaired.

Corporate bonds. The Company's unrealized losses in corporate debt securities are related to both interest rate fluctuations and ratings downgrades for a limited number of securities. The majority of the securities remain investment grade and the Company's analysis did not indicate the existence of a credit loss. The contractual terms of the investments do not permit the issuer to settle the securities at a price less than the cost basis of each investment. Because the Company does not intend to sell any of the investments and the accounting standard of "more likely than not" has not been met for the Company to be required to sell any of the investments before recovery of its amortized cost basis, which may be maturity, the Company does not consider these investments to be other-than-temporarily impaired.

Restricted Stock
The restricted stock category is comprised of FHLB, FRB, and CBB stock. These stocks are classified as restricted securities because their ownership is restricted to certain types of entities and the securities lack a market. Therefore, these investments are carried at cost and evaluated for impairment. When evaluating these stocks for impairment, their value is determined based on the ultimate recoverability of the par value rather than by recognizing temporary declines in value. Restricted stock is viewed as a long-term investment and management believes that the Company has the ability and the intent to hold this stock until its value is recovered.

NOTE 3. Loans and Allowance for Loan Losses

The following is a summary of the balances in each class of the Company's portfolio of loans held for investment as of the dates indicated:

		December 31,		
(dollars in thousands)		2022		2021
Mortgage loans on real estate:				
Residential 1-4 family	$	169,248	$	130,776
Commercial - owner occupied		184,586		198,413
Commercial - non-owner occupied		245,277		184,190
Multifamily		26,675		19,050
Construction		77,944		58,440
Second mortgages		8,828		7,877
Equity lines of credit		54,340		48,665
Total mortgage loans on real estate		766,898		647,411
Commercial and industrial loans		72,578		68,690
Consumer automobile loans		163,018		85,023
Other consumer loans		22,251		33,418
Other [1]		2,340		8,984
Total loans, net of deferred fees		1,027,085		843,526
Less: Allowance for loan losses		10,526		9,865
Loans, net of allowance and deferred fees [2]	$	1,016,559	$	833,661

(1) Overdrawn accounts are reclassified as loans and included in the Other catergory in the table above. Overdrawn deposit accounts, excluding internal use accounts, totaled $269 thousand and $304 thousand at December 31, 2022 and 2021, respectively.

(2) Net deferred loan costs totaled $1.0 million and $1.3 million at December 31, 2022 and December 31, 2021, respectively.

CREDIT QUALITY INFORMATION

The Company uses internally-assigned risk grades to estimate the capability of borrowers to repay the contractual obligations of their loan agreements as scheduled or at all. The Company's internal risk grade system is based on experiences with similarly graded loans. Credit risk grades are updated at least quarterly as additional information becomes available, at which time management analyzes the resulting scores to track loan performance.

The Company's internally assigned risk grades are as follows:
- **Pass:** Loans are of acceptable risk.
- **Other Assets Especially Mentioned (OAEM):** Loans have potential weaknesses that deserve management's close attention.
- **Substandard:** Loans reflect significant deficiencies due to several adverse trends of a financial, economic or managerial nature.
- **Doubtful:** Loans have all the weaknesses inherent in a substandard loan with added characteristics that make collection or liquidation in full based on currently existing facts, conditions and values highly questionable or improbable.
- **Loss:** Loans have been identified for charge-off because they are considered uncollectible and of such little value that their continuance as bankable assets is not warranted.

The following tables present credit quality exposures by internally assigned risk ratings as of the dates indicated:

Credit Quality Information
As of December 31, 2022

(dollars in thousands)	Pass	OAEM	Substandard	Total
Mortgage loans on real estate:				
Residential 1-4 family	$ 169,094	$ -	$ 154	$ 169,248
Commercial - owner occupied	184,301	285	-	184,586
Commercial - non-owner occupied	245,277	-	-	245,277
Multifamily	26,675	-	-	26,675
Construction	76,999	-	945	77,944
Second mortgages	8,828	-	-	8,828
Equity lines of credit	54,340	-	-	54,340
Total mortgage loans on real estate	$ 765,514	$ 285	$ 1,099	$ 766,898
Commercial and industrial loans	72,434	-	144	72,578
Consumer automobile loans	162,738	-	280	163,018
Other consumer loans	22,251	-	-	22,251
Other	2,340	-	-	2,340
Total	$ 1,025,277	$ 285	$ 1,523	$ 1,027,085

Credit Quality Information
As of December 31, 2021

(dollars in thousands)	Pass	OAEM	Substandard	Total
Mortgage loans on real estate:				
Residential 1-4 family	$ 130,584	$ -	$ 192	$ 130,776
Commercial - owner occupied	195,512	788	2,113	198,413
Commercial - non-owner occupied	183,093	434	663	184,190
Multifamily	19,050	-	-	19,050
Construction	57,224	218	998	58,440
Second mortgages	7,877	-	-	7,877
Equity lines of credit	48,665	-	-	48,665
Total mortgage loans on real estate	$ 642,005	$ 1,440	$ 3,966	$ 647,411
Commercial and industrial loans	68,261	-	429	68,690
Consumer automobile loans	85,002	-	21	85,023
Other consumer loans	33,418	-	-	33,418
Other	8,984	-	-	8,984
Total	$ 837,670	$ 1,440	$ 4,416	$ 843,526

As of December 31, 2022 and 2021 the Company did not have any loans internally classified as Loss or Doubtful.

AGE ANALYSIS OF PAST DUE LOANS BY CLASS

All classes of loans are considered past due if the required principal and interest payments have not been received as of the date such payments were due. Interest and fees continue to accrue on past due loans until the date the loan is placed in nonaccrual status, if applicable. The following table includes an aging analysis of the recorded investment in past due loans as of the dates indicated. Also included in the table below are loans that are 90 days or more past due as to interest and principal and still accruing interest, because they are well-secured and in the process of collection.

Age Analysis of Past Due Loans as of December 31, 2022

(dollars in thousands)	30 - 59 Days Past Due	60 - 89 Days Past Due	90 or More Days Past Due and still Accruing	Nonaccrual [2]	Total Current Loans [1]	Total Loans
Mortgage loans on real estate:						
Residential 1-4 family	$ 290	$ -	$ 525	$ 154	$ 168,279	$ 169,248
Commercial - owner occupied	20	-	-	-	184,566	184,586
Commercial - non-owner occupied	206	-	-	-	245,071	245,277
Multifamily	-	-	-	-	26,675	26,675
Construction	-	-	-	945	76,999	77,944
Second mortgages	19	-	-	-	8,809	8,828
Equity lines of credit	56	288	-	-	53,996	54,340
Total mortgage loans on real estate	$ 591	$ 288	$ 525	$ 1,099	$ 764,395	$ 766,898
Commercial and industrial loans	221	284	23	144	71,906	72,578
Consumer automobile loans	1,538	221	212	-	161,047	163,018
Other consumer loans	445	372	80	-	21,354	22,251
Other	47	-	-	-	2,293	2,340
Total	$ 2,842	$ 1,165	$ 840	$ 1,243	$ 1,020,995	$ 1,027,085

(1) For purposes of this table, Total Current Loans includes loans that are 1 - 29 days past due.

(2) For purposes of this table, if a loan is past due and on nonaccrual, it is included in the nonaccrual column and not also in its respective past due column.

In the table above, the past due totals include student loans with principal and interest amounts that are 97 - 98% guaranteed by the federal government. The past due principal portion of these guaranteed loans totaled $38 thousand million at December 31, 2022.

Age Analysis of Past Due Loans as of December 31, 2021

(dollars in thousands)	30 - 59 Days Past Due	60 - 89 Days Past Due	90 or More Days Past Due and still Accruing	Nonaccrual [2]	Total Current Loans [1]	Total Loans
Mortgage loans on real estate:						
Residential 1-4 family	$ 120	$ -	$ -	$ 191	$ 130,465	$ 130,776
Commercial - owner occupied	-	-	-	-	198,413	198,413
Commercial - non-owner occupied	-	-	-	113	184,077	184,190
Multifamily	-	-	-	-	19,050	19,050
Construction	-	-	-	-	58,440	58,440
Second mortgages	24	-	-	-	7,853	7,877
Equity lines of credit	51	-	-	-	48,614	48,665
Total mortgage loans on real estate	$ 195	$ -	$ -	$ 304	$ 646,912	$ 647,411
Commercial and industrial loans	37	-	169	174	68,310	68,690
Consumer automobile loans	814	118	296	-	83,795	85,023
Other consumer loans	1,284	439	550	-	31,145	33,418
Other	31	3	10	-	8,940	8,984
Total	$ 2,361	$ 560	$ 1,025	$ 478	$ 839,102	$ 843,526

(1) For purposes of this table, Total Current Loans includes loans that are 1 - 29 days past due.

(2) For purposes of this table, if a loan is past due and on nonaccrual, it is included in the nonaccrual column and not also in its respective past due column.

In the table above, the past due totals include small business and student loans with principal and interest amounts that are 97 – 100% guaranteed by the federal government. The past due principal portion of these guaranteed loans totaled $1.4 million at December 31, 2021.

NONACCRUAL LOANS

The Company generally places commercial loans (including construction loans and commercial loans secured and not secured by real estate) in nonaccrual status when the full and timely collection of interest or principal becomes uncertain, part of the principal balance has been charged off and no restructuring has occurred or the loan reaches 90 days past due, unless the credit is well-secured and in the process of collection.

Under regulatory rules, consumer loans, which are loans to individuals for household, family and other personal expenditures, and consumer loans secured by real estate (including residential 1 - 4 family mortgages, second mortgages, and equity lines of credit) are not required to be placed in nonaccrual status. Although consumer loans and consumer loans secured by real estate are not required to be placed in nonaccrual status, the Company may elect to place these loans in nonaccrual status, if necessary to avoid a material overstatement of interest income. Generally, consumer loans secured by real estate are placed in nonaccrual status only when payments are 120 days past due.

Generally, consumer loans not secured by real estate are placed in nonaccrual status only when part of the principal has been charged off. If a charge-off has not occurred sooner for other reasons, a consumer loan not secured by real estate will generally be placed in nonaccrual status when payments are 120 days past due. These loans are charged off or written down to the net realizable value of the collateral when deemed uncollectible, when classified as a "loss," when repayment is unreasonably protracted, when bankruptcy has been initiated, or when the loan is 120 days or more past due unless the credit is well-secured and in the process of collection.

When management places a loan in nonaccrual status, the accrued unpaid interest receivable is reversed against interest income and the loan is accounted for by the cost recovery method, until it qualifies for return to accrual status or is charged off. Generally, loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured, or when the borrower has resumed paying the full amount of the scheduled contractual interest and principal payments for at least six months.

The following table presents loans in nonaccrual status by class of loan as of the dates indicated:

(dollars in thousands)	December 31, 2022		December 31, 2021	
Mortgage loans on real estate:				
Residential 1-4 family	$	154	$	191
Commercial - non-owner occupied		-		113
Construction and land development		945		-
Total mortgage loans on real estate		1,099		304
Commercial and industrial loans		144		174
Total	$	1,243	$	478

The following table presents the interest income that the Company would have earned under the original terms of its nonaccrual loans and the actual interest recorded by the Company on nonaccrual loans for the periods presented:

	Years Ended December 31,			
(dollars in thousands)	2022		2021	
Interest income that would have been recorded under original loan terms	$	111	$	11
Actual interest income recorded for the period		15		2
Reduction in interest income on nonaccrual loans	$	96	$	9

TROUBLED DEBT RESTRUCTURINGS

The Company's loan portfolio may include certain loans classified as TDRs, where economic concessions have been granted to borrowers who are experiencing financial difficulties. These concessions typically result from the Company's loss mitigation activities and could include reduction in the interest rate below current market rates for borrowers with similar risk profiles, payment extensions, forgiveness of principal, forbearance or other actions intended to maximize collection. The Company defines a TDR as nonperforming if the TDR is in nonaccrual status or is 90 days or more past due and still accruing interest at the report date. When the Company modifies a loan, management evaluates any possible impairment as discussed further below under Impaired Loans.

There were no new TDRs in 2022 or 2021.

At December 31, 2022 and 2021, the Company had no outstanding commitments to disburse additional funds on any TDR. There were no loans secured by residential 1 - 4 family real estate that were in the process of foreclosure at December 31, 2022 and 2021, respectively.

In the years ended December 31, 2022 and 2021 there were no defaulting TDRs where the default occurred within twelve months of restructuring. The Company considers a TDR in default when any of the following occurs: the loan, as restructured, becomes 90 days or more past due; the loan is moved to nonaccrual status following the restructure; the loan is restructured again under terms that would qualify it as a TDR if it were not already so classified; or any portion of the loan is charged off.

All TDRs are factored into the determination of the allowance for loan losses and included in the impaired loan analysis, as discussed below.

IMPAIRED LOANS
A loan is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Impaired loans include nonperforming loans and loans modified in a TDR. When management identifies a loan as impaired, the impairment is measured based on the present value of expected future cash flows, discounted at the loan's effective interest rate, except when the sole or remaining source of repayment for the loan is the operation or liquidation of the collateral. In these cases, management uses the current fair value of the collateral, less selling costs, when foreclosure is probable, instead of the discounted cash flows. If management determines that the value of the impaired loan is less than the recorded investment in the loan (net of previous charge-offs, deferred loan fees or costs and unamortized premium or discount), impairment is recognized through an allowance estimate or a charge-off to the allowance.

When the ultimate collectability of the total principal of an impaired loan is in doubt and the loan is in nonaccrual status, all payments are applied to principal under the cost recovery method. For financial statement purposes, the recorded investment in the loan is the actual principal balance reduced by payments that would otherwise have been applied to interest. When reporting information on these loans to the applicable customers, the unpaid principal balance is reported as if payments were applied to principal and interest under the original terms of the loan agreements. Therefore, the unpaid principal balance reported to the customer would be higher than the recorded investment in the loan for financial statement purposes. When the ultimate collectability of the total principal of the impaired loan is not in doubt and the loan is in nonaccrual status, contractual interest is credited to interest income when received under the cash basis method.

The following table includes the recorded investment and unpaid principal balances (a portion of which may have been charged off) for impaired loans, exclusive of purchased credit-impaired loans, with the associated allowance amount, if applicable, as of the dates presented. Also presented are the average recorded investments in the impaired loans and the related amount of interest recognized for the periods presented. The average balances are calculated based on daily average balances.

	As of December 31, 2022				For the Year Ended December 31, 2022	
(Dollars in thousands)	Unpaid Principal Balance	Without Valuation Allowance	With Valuation Allowance	Associated Allowance	Average Recorded Investment	Interest Income Recognized
Mortgage loans on real estate:						
Residential 1-4 family	$ 285	$ 44	$ 235	$ 21	$ 282	$ 7
Commercial	430	55	358	3	420	-
Construction	1,321	829	191	6	1,208	3
Total mortgage loans on real estate	2,036	928	784	30	1,910	10
Commercial and industrial loans	144	144	-	-	144	5
Total	$ 2,180	$ 1,072	$ 784	$ 30	$ 2,054	$ 15

(Dollars in thousands)		Unpaid Principal Balance		Without Valuation Allowance		With Valuation Allowance		Associated Allowance		Average Recorded Investment		Interest Income Recognized
		As of December 31, 2021								**For the Year Ended December 31, 2021**		
Mortgage loans on real estate:												
Residential 1-4 family	$	353	$	25	$	300	$	30	$	328	$	7
Commercial		610		178		413		8		601		1
Construction		80		79		-		-		80		4
Second mortgages		127		-		125		3		126		5
Total mortgage loans on real estate		1,170		282		838		41		1,135		17
Commercial and industrial loans		188		-		174		87		181		17
Other consumer loans		9		7		-		-		8		-
Total	$	1,367	$	289	$	1,012	$	128	$	1,324	$	34

ALLOWANCE FOR LOAN LOSSES

Loans are either individually evaluated for impairment or pooled with like loans and collectively evaluated for impairment. Also, various qualitative factors are applied to each segment of the loan portfolio. The allowance for loan losses is the accumulation of these components. Management's estimate is based on certain observable, historical data and other factors that management believes are most reflective of the underlying credit losses being estimated.

Management provides an allocated component of the allowance for loans that are individually evaluated for impairment. An allocated allowance is established when the discounted value of expected future cash flows from the impaired loan (or the collateral value or observable market price of the impaired loan) is lower than the carrying value of that loan. This allocation represents the sum of management's estimated losses on each loan.

Loans collectively evaluated for impairment are pooled, with a historical loss rate, based on migration analysis, applied to each pool, segmented by risk grade or days past due, depending on the type of loan. Based on credit risk assessments and management's analysis of qualitative factors, additional loss factors are applied to loan balances. These additional qualitative factors include: economic conditions (including uncertainties associated with the COVID-19 pandemic), trends in growth, loan concentrations, changes in certain loans, changes in underwriting, changes in management and changes in the legal and regulatory environment.

ALLOWANCE FOR LOAN LOSSES BY SEGMENT

The following table presents, by portfolio segment, the changes in the allowance for loan losses and the recorded investment in loans for the periods presented. Allocation of a portion of the allowance to one category of loans does not preclude its availability to absorb losses in other categories.

For the Year ended December 31, 2022

(Dollars in thousands)		Commercial and Industrial		Real Estate Construction		Real Estate - Mortgage [1]		Real Estate - Commercial		Consumer [2]		Other		Unallocated		Total
Allowance for loan losses:																	
Balance, beginning	$	683	$	459	$	2,390	$	4,787	$	1,362	$	184	$	-	$	9,865
Charge-offs		(297)		-		(25)		-		(1,368)		(332)		-		(2,022)
Recoveries		134		-		61		22		648		112		-		977
Provision for loan losses		153		93		149		(310)		1,423		192		6		1,706
Ending Balance	$	673	$	552	$	2,575	$	4,499	$	2,065	$	156	$	6	$	10,526
Individually evaluated for impairment	$	-	$	6	$	21	$	3	$	-	$	-	$	-	$	30
Collectively evaluated for impairment		673		546		2,554		4,496		2,065		156		6		10,496
Ending Balance	$	673	$	552	$	2,575	$	4,499	$	2,065	$	156	$	6	$	10,526
Loans Balances:																
Individually evaluated for impairment		144		1,020		279		413		-		-		-		1,856
Collectively evaluated for impairment		72,434		76,924		258,812		429,450		185,269		2,340		-		1,025,229
Ending Balance	$	72,578	$	77,944	$	259,091	$	429,863	$	185,269	$	2,340	$	-	$	1,027,085

For the Year ended December 31, 2021

(Dollars in thousands)	Commercial and Industrial	Real Estate Construction	Real Estate - Mortgage [1]	Real Estate - Commercial	Consumer [2]	Other	Unallocated	Total
Allowance for loan losses:								
Balance, beginning	$ 650	$ 339	$ 2,560	$ 4,434	$ 1,302	$ 123	$ 133	$ 9,541
Charge-offs	(27)	-	(14)	-	(800)	(278)	-	(1,119)
Recoveries	41	-	76	44	390	98	-	649
Provision for loan losses	19	120	(232)	309	470	241	(133)	794
Ending Balance	$ 683	$ 459	$ 2,390	$ 4,787	$ 1,362	$ 184	$ -	$ 9,865
Individually evaluated for impairment	$ 87	$ -	$ 33	$ 8	$ -	$ -	$ -	$ 128
Collectively evaluated for impairment	596	459	2,357	4,779	1,362	184	-	9,737
Ending Balance	$ 683	$ 459	$ 2,390	$ 4,787	$ 1,362	$ 184	$ -	$ 9,865
Loans Balances:								
Individually evaluated for impairment	174	79	450	591	7	-	-	1,301
Collectively evaluated for impairment	68,516	58,361	205,918	382,012	118,434	8,984	-	842,225
Ending Balance	$ 68,690	$ 58,440	$ 206,368	$ 382,603	$ 118,441	$ 8,984	$ -	843,526

(1) The real estate – mortgage segment included residential 1-4 family, second mortgages and equity lines of credit.

(2) The consumer segment includes consumer automobile loans.

NOTE 4. Premises and Equipment

Premises and equipment consisted of the following:

(dollars in thousands)	Years Ended December 31,	
	2022	2021
Land	$ 7,062	$ 7,270
Buildings	34,187	36,418
Construction in process	335	279
Leashold improvements	1,130	867
Furniture, fixtures and equipment	22,867	21,991
	65,581	66,825
Less accumulated depreciation and amortization	34,573	34,691
Balance at end of year	$ 31,008	$ 32,134

Depreciation expense was $2.1 million for each of the years ended December 31, 2022 and 2021.

NOTE 5. Leases

Lease liabilities represent the Company's obligation to make lease payments and are presented at each reporting date as the net present value of the remaining contractual cash flows. Cash flows are discounted at the Company's incremental borrowing rate in effect at the commencement date of the lease if the rate implicit in the lease is unattainable. Right-of-use assets represent the Company's right to use the underlying asset for the lease term and are calculated as the sum of the lease liability and if applicable, prepaid rent, initial direct costs and any incentives received from the lessor.

The Company's long-term lease agreements are classified as operating leases. Certain of these leases offer the option to extend the lease term and the Company has included such extensions in its calculation of the lease liabilities to the extent the options are reasonably assured of being exercised. The lease agreements do not provide for residual value guarantees and have no restrictions or covenants that would impact dividends or require incurring additional financial obligations.

The following tables present information about the Company's leases:

(dollars in thousands)	December 31, 2022
Lease liabilities	$ 1,632
Right-of-use assets	$ 1,579
Weighted average remaining lease term	4.24 years
Weighted average discount rate	2.87%

Lease cost (in thousands)	Years Ended December 31,			
	2022		2021	
Operating lease cost	$	349	$	347
Total lease cost	$	349	$	347
Cash paid for amounts included in the measurement of lease liabilities	$	344	$	351

A maturity analysis of operating lease liabilities and reconciliation of the undiscounted cash flows to the total of operating lease liabilities is as follows:

Lease payments due (in thousands)	As of December 31, 2022	
Twelve months ending December 31, 2023	$	418
Twelve months ending December 31, 2024		436
Twelve months ending December 31, 2025		395
Twelve months ending December 31, 2026		278
Thereafter		231
Total undiscounted cash flows	$	1,758
Discount		(126)
Lease liabilities	$	1,632

The aggregate rental expense of premises and equipment was $415 thousand and $470 thousand for years ended December 31, 2022 and 2021, respectively.

NOTE 6. Low-Income Housing Tax Credits

The Company was invested in four separate housing equity funds at both December 31, 2022 and December 31, 2021. The general purpose of these funds is to encourage and assist participants in investing in low-income residential rental properties located in the Commonwealth of Virginia, develop and implement strategies to maintain projects as low-income housing, deliver Federal Low Income Housing Credits to investors, allocate tax losses and other possible tax benefits to investors, and preserve and protect project assets.

The investments in these funds were recorded as other assets on the consolidated balance sheets and were $1.4 million and $1.9 million at December 31, 2022 and December 31, 2021, respectively. The expected terms of these investments and the related tax benefits run through 2033. There were no additional committed capital calls as of December 31, 2022 or 2021. During the years ended December 31, 2022 and 2021, the Company recognized amortization expense of $425 thousand and $410 thousand, respectively, which was included within noninterest expense on the Consolidated Statements of Income.

The table below summarizes the tax credits and other tax benefits recognized by the Company and related to these investments, as of the periods indicated:

(dollars in thousands)	Year Ended December 31,			
	2022		2021	
Tax credits and other benefits				
Amortization of operating losses	$	425	$	410
Tax benefit of operating losses*		89		86
Tax credits		349		361
Total tax benefits	$	438	$	447

    * Computed using a 21% tax rate.

NOTE 7. Deposits

The aggregate amount of time deposits in denominations of $250 thousand or more at December 31, 2022 and 2021 was $47.3 million and $39.9 million, respectively. As of December 31, 2022, no single customer relationship exceeded 5 percent of total deposits.

At December 31, 2022 the scheduled maturities of time deposits are as follows:

(dollars in thousands)

2023	$	84,075
2024		46,425
2025		9,056
2026		5,471
2027		7,883
Balance at end of year	$	152,910

NOTE 8. Borrowings

Short-Term Borrowings

The Company classifies all borrowings that will mature within a year from the date on which the Company enters into them as short-term borrowings. Short-term borrowings sources consist of federal funds purchased, overnight repurchase agreements (which are secured transactions with customers that generally mature within one to four days), and advances from the FHLB.

The Company maintains federal funds lines with several correspondent banks to address short-term borrowing needs. At December 31, 2022 and 2021 the credit available from these lines totaled $115.0 million, respectively. The Company has a collateral dependent line of credit with the FHLB with remaining credit availability of $346.5 million and $391.3 million as of December 31, 2022 and December 31, 2021, respectively.

The following table presents total short-term borrowings as of the dates indicated:

(dollars in thousands)		December 31, 2022		December 31, 2021
Federal funds purchased	$	11,378	$	-
Overnight repurchase agreements		4,987		4,536
Federal Home Loan Bank advances		46,100		-
Total short-term borrowings	$	62,465	$	4,536
Maximum month-end outstanding balance	$	62,465	$	12,239
Average outstanding balance during the period	$	11,776	$	7,293
Average interest rate (year-to-date)		2.34%		0.10%
Average interest rate at end of period		4.58%		0.10%

Long-Term Borrowings

At December 31, 2022 the Company had fully repaid the borrowings under the FRB's PPPLF. At December 31, 2021 the Company had $480 thousand outstanding in long-term borrowings under the PPPLF.

On July 14, 2021, the Company completed the issuance of $29.4 million, net of issuance costs, or $30.0 million in aggregate principal amount of subordinated notes (the Notes) due in 2031 in a private placement transaction. The Notes bear interest at a fixed rate of 3.5% for five years and at the three-month SOFR plus 286 basis points, resetting quarterly, thereafter.

NOTE 9. Share-Based Compensation

The Company has adopted an employee stock purchase plan and offers share-based compensation through its equity compensation plan. Share-based compensation arrangements may include stock options, restricted and unrestricted stock awards, restricted stock units, performance units and stock appreciation rights. Accounting standards require all share-based payments to employees and non-employee directors to be valued using a fair value method on the date of grant and to be expensed based on that fair value over the applicable vesting period. The Company accounts for forfeitures during the vesting period as they occur.

The 2016 Incentive Stock Plan (the Incentive Stock Plan) permits the issuance of up to 300,000 shares of common stock for awards to key employees and non-employee directors of the Company and its subsidiaries in the form of stock options, restricted stock, restricted stock units, stock appreciation rights, stock awards and performance units. As of December 31, 2022, only restricted stock had been granted under the Incentive Stock Plan.

Restricted stock activity for the year ended December 31, 2022 is summarized below.

	Shares		Weighted Average Grant Date Fair Value
Nonvested, January 1, 2022	38,435	$	20.49
Issued	21,706		25.70
Vested	(13,152)		21.93
Forfeited	-		-
Nonvested, Deceber 31, 2022	46,989	$	22.49

The weighted average period over which nonvested awards are expected to be recognized in compensation expense is 1.44 years.

The fair value of restricted stock granted during the year ended December 31, 2022 and 2021 was $558 thousand and $403 thousand, respectively.

The remaining unrecognized compensation expense for nonvested restricted stock shares totaled $493 thousand as of December 31, 2022 and $351 thousand as of December 31, 2021.

Stock-based compensation expense was $416 thousand and $294 thousand for the years ended December 31, 2022 and 2021, respectively.

Under the Company's Employee Stock Purchase Plan (ESPP), substantially all employees of the Company and its subsidiaries can authorize a specific payroll deduction from their base compensation for the periodic purchase of the Company's common stock. Shares of stock are issued quarterly at a discount to the market price of the Company's stock on the day of purchase, which can range from 0-15% and for 2022 and 2021 was set at 5%.

Total stock purchases under the ESPP amounted to 5,765 shares during 2022 and 4,908 shares during 2021. At December 31, 2022, the Company had 221,778 remaining shares reserved for issuance under the ESPP.

NOTE 10. Stockholders' Equity and Earnings per Common Share

STOCKHOLDERS' EQUITY—ACCUMULATED OTHER COMPREHENSIVE (LOSS) INCOME

The following table presents information on amounts reclassified out of accumulated other comprehensive loss, by category, during the periods indicated:

(dollars in thousands)	Years Ended December 31, 2022		2021		Affected Line Item on Consolidated Statement of Income
Available-for-sale securities					
Realized loss on sale of securities	$	(1,870)	$	-	Loss on sale of available-for-sale securities, net
Tax effect		(393)		-	Income tax benefit
	$	(1,477)	$	-	

The following table presents the changes in accumulated other comprehensive loss, by category, net of tax, for the periods indicated:

(dollars in thousands)	Unrealized Gains (Losses) on Available-for-Sale Securities		Accumulated Other Comprehensive (Loss) Income	
Year Ended December 31, 2022				
Balance at beginning of period	$	1,675	$	1,675
Net other comprehensive loss		(22,442)		(22,442)
Balance at end of period	$	(20,767)	$	(20,767)
Year Ended December 31, 2021				
Balance at beginning of period	$	4,069	$	4,069
Net other comprehensive loss		(2,394)		(2,394)
Balance at end of period	$	1,675	$	1,675

The following table presents the change in each component of accumulated other comprehensive income, net of tax on a pre-tax and after-tax basis for the periods indicated.

(dollars in thousands)	Year Ended December 31, 2022 Pretax	Tax	Net-of-Tax
Unrealized losses on available-for-sale securities:			
Unrealized holding losses arising during the period	$ (30,382) $	6,463 $	(23,919)
Reclassification adjustment for losses recognized in income	1,870	(393)	1,477
	(28,512)	6,070	(22,442)
Total change in accumulated other comprehensive income, net	$ (28,512) $	6,070 $	(22,442)

(dollars in thousands)	Year Ended December 31, 2021 Pretax	Tax	Net-of-Tax
Unrealized losses on available-for-sale securities:			
Unrealized holding losses arising during the period	$ (3,030) $	(636) $	(2,394)
Total change in accumulated other comprehensive income, net	$ (3,030) $	(636) $	(2,394)

EARNINGS PER COMMON SHARE

Basic EPS is computed by dividing net income by the weighted average number of common shares outstanding during the period. Diluted EPS is computed using the weighted average number of common shares outstanding during the period, including the effect of dilutive potential common shares attributable to the ESPP.

The following is a reconciliation of the denominators of the basic and diluted EPS computations for the years ended December 31, 2022 and 2021:

(dollars in thousands except per share data)	Net Income Available to Common Shareholders (Numerator)	Weighted Average Common Shares (Denominator)	Per Share Amount
Year Ended Decmber 31, 2022			
Net income, basic	$ 9,108	5,071 $	1.80
Potentially dilutive common shares - employee stock purchase program	-	-	-
Diluted	**$ 9,108**	**5,071 $**	**1.80**
Year Ended Decmber 31, 2021			
Net income, basic	$ 8,440	5,238 $	1.61
Potentially dilutive common shares - employee stock purchase program	-	-	-
Diluted	**$ 8,440**	**5,238 $**	**1.61**

The Company had no antidilutive shares in 2022 or 2021. Non-vested restricted common shares, which carry all rights and privileges of a common share with respect to the stock, including the right to vote, were included in the basic and diluted per common share calculations.

NOTE 11. Related Party Transactions

In the ordinary course of business, the Company has granted loans to principal stockholders, executive officers and directors and their affiliates. These loans were made on substantially the same terms and conditions, including interest rates, collateral and repayment terms, as those prevailing at the same time for comparable transactions with unrelated persons, and, in the opinion of management and the Company's board of directors, do not involve more than normal risk or present other unfavorable features. None of the principal stockholders, executive officers or directors had direct or indirect loans exceeding 10 percent of stockholders' equity at December 31, 2022.

Annual activity consisted of the following:

(dollars in thousands)		2022		2021
Balance, beginning of year	$	1,889	$	4,220
Additions		1,092		1,822
Reductions		(257)		(4,153)
Balance, end of year	$	2,724	$	1,889

Deposits from related parties held by the Company at December 31, 2022 and 2021 amounted to $24.5 million and $19.8 million, respectively.

NOTE 12. Income Taxes

The components of income tax expense for the current and prior year-ends are as follows:

(dollars in thousands)		2022		2021
Current income tax expense	$	1,525	$	1,021
Deferred income tax (benefit) expense		(51)		275
Reported income tax expense	$	1,474	$	1,296

A reconciliation of the expected federal income tax expense on income before income taxes with the reported income tax expense for the same periods follows:

		Years Ended December 31,		
(dollars in thousands)		2022		2021
Expected tax expense	$	2,222	$	2,045
Low-income housing tax credit		(349)		(361)
Tax-exempt interest, net		(220)		(192)
Bank-owned life insurance		(191)		(213)
Other, net		12		17
Reported tax expense	$	1,474	$	1,296

The effective tax rates for 2022 and 2021 were 13.9% and 13.3%, respectively.

The components of the net deferred tax asset, included in other assets, are as follows:

Deferred tax assets:				
Allowance for loan losses	$	2,211	$	2,072
Nonaccrual loans		9		10
Acquisition accounting		-		5
Net operating losses		574		609
Investments in pass-through entities		320		267
Securities available-for-sale		5,520		-
Stock awards		117		116
Other accrued compensation		498		386
Deferred loan fees and costs		217		270
Lease liability		343		219
Other		11		61
	$	9,820	$	4,015
Deferred tax liabilities:				
Premises and equipment	$	606	$	481
Acquisition accounting		49		58
Right of use asset		332		214
Securities available-for-sale		-		445
		987		1,198
Net deferred tax assets	$	8,833	$	2,817

The Company files income tax returns in the U.S. federal jurisdiction and the Commonwealth of Virginia. With few exceptions, the Company is no longer subject to U.S. federal, state and local income tax examinations by tax authorities for years prior to 2019.

NOTE 13. Commitments and Contingencies

CREDIT-RELATED FINANCIAL INSTRUMENTS

The Company is a party to credit-related financial instruments with off-balance-sheet risk in the normal course of business in order to meet the financing needs of its customers. These financial instruments include commitments to extend credit, standby letters of credit and commercial letters of credit. Such commitments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the consolidated balance sheets.

The Company's exposure to credit loss is represented by the contractual amount of these commitments. The Company follows the same credit policies in making such commitments as it does for on-balance-sheet instruments.

The following financial instruments whose contract amounts represent credit risk were outstanding at:

(dollars in thousands)	December 31, 2022		December 31, 2021	
Commitments to extend credit:				
Home equity lines of credit	$	87,722	$	71,751
Commercial real estate, construction and development loans committed but not funded		67,107		42,683
Other lines of credit (principally commercial)		51,742		52,695
Total	$	206,571	$	167,129
Letters of credit	$	904	$	3,617

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company evaluates each customer's credit-worthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Company, upon extensions of credit is based on management's credit evaluation of the customer. Collateral held varies but may include accounts receivable, inventory, property, plant and equipment and income-producing commercial properties.

Unfunded commitments under commercial lines of credit, revolving credit lines, and overdraft protection agreements are commitments for possible future extensions of credit to existing customers. These lines of credit are not collateralized and usually do not contain a specified maturity date, and ultimately may or may not be drawn upon to the total extent to which the Company is committed.

Standby letters of credit are conditional commitments issued by the Company to guarantee the performance of a customer to a third party. Those letters of credit are primarily issued to support public and private borrowing arrangements. Essentially all letters of credit issued have expiration dates within one year. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. The Company holds various collateral supporting those commitments for which collateral is deemed necessary.

LEGAL CONTINGENCIES

Various legal claims arise from time to time in the normal course of business, which, in the opinion of management, will not have a material effect on the Company's Consolidated Financial Statements.

NOTE 14. Fair Value Measurements

DETERMINATION OF FAIR VALUE

The Company uses fair value measurements to record fair value adjustments to certain assets and liabilities and to determine fair value disclosures. In accordance with the "Fair Value Measurements and Disclosures" topics of FASB ASU No. 2010-06 and FASB ASU No. 2011-04, and FASB ASU No. 2016-01, the fair value of a financial instrument is the price that would be received in the sale of an asset or transfer of a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. Fair value is best determined based upon quoted market prices. However, in many instances, there are no quoted market prices for the Company's various financial instruments. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimate of future cash flows. Accordingly, the fair value estimates may not be realized in an immediate settlement of the instrument.

The fair value guidance provides a consistent definition of fair value, which focuses on exit price in the principal or most advantageous market for the asset or liability in an orderly transaction (that is, not a forced liquidation or distressed sale) between market participants at the measurement date under current market conditions. If there has been a significant decrease in the volume and level of activity for the asset or liability, a change in valuation technique or the use of multiple valuation techniques may be appropriate. In such instances, determining the price at which willing market participants would transact at the measurement date under current market conditions depends on the facts and circumstances and requires the use of significant judgment. The fair value can be a reasonable point within a range that is most representative of fair value under current market conditions.

In estimating the fair value of assets and liabilities, the Company relies mainly on two models. The first model, used by the Company's bond accounting service provider, determines the fair value of securities. Securities are priced based on an evaluation of observable market data, including benchmark yield curves, reported trades, broker/dealer quotes, and issuer spreads. Pricing is also impacted by credit information about the issuer, perceived market movements, and current news events impacting the individual sectors. The second source is a third party vendor the Company utilizes to provide fair value exit pricing for loans and interest bearing deposits in accordance with guidance.

In accordance with ASC 820, "Fair Value Measurements and Disclosures," the Company groups its financial assets and financial liabilities generally measured at fair value into three levels, based on the markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine fair value.

Level 1 – Valuation is based on quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 assets and liabilities generally include debt and equity securities that are traded in an active exchange market. Valuations are obtained from readily available pricing sources for market transactions involving identical assets or liabilities.

Level 2 – Valuation is based on inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. The valuation may be based on quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the asset or liability.

Level 3 – Valuation is based on unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Level 3 assets and liabilities include financial instruments whose value is determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which determination of fair value requires significant management judgment or estimation.

An instrument's categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

ASSETS MEASURED AT FAIR VALUE ON A RECURRING BASIS
Debt securities with readily determinable fair values that are classified as "available-for-sale" are recorded at fair value, with unrealized gains and losses excluded from earnings and reported in other comprehensive income. Securities available-for-sale are recorded at fair value on a recurring basis. Fair value measurement is based upon quoted market prices, when available (Level 1). If quoted market prices are not available, fair values are measured utilizing independent valuation techniques of identical or similar securities for which significant assumptions are derived primarily from or corroborated by observable market data. Third party vendors compile prices from various sources and may determine the fair value of identical or similar securities by using pricing models that consider observable market data (Level 2). In certain cases where there is limited activity or less transparency around inputs to the valuation, securities are classified within Level 3 of the valuation hierarchy. Currently, all of the Company's available-for-sale securities are considered to be Level 2 securities.

The Company recognizes IRLCs at fair value. Fair value of IRLCs is based on either (i) the price of the underlying loans obtained from an investor for loans that will be delivered on a best efforts basis or (ii) the observable price for individual loans traded in the secondary market for loans that will be delivered on a mandatory basis. All of the Company's IRLCs are classified as Level 2.

The Company recognizes interest rate swaps on loans at fair value. The Company has contracted with a third-party vendor to provide valuations for these interest rate swaps using standard valuation techniques. All of the Company's interest rate swaps on loans are classified as Level 2.

The following tables present the balances of certain assets measured at fair value on a recurring basis as of the dates indicated:

(dollars in thousands)	Balance	Fair Value Measurements at December 31, 2022 Using		
		Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:				
Available-for-sale securities				
U.S. Treasury securities	$ 7,671	$ -	$ 7,671	$ -
Obligations of U.S. Government agencies	42,399	-	42,399	-
Obligations of state and political subdivisions	59,384	-	59,384	-
Mortgage-backed securities	88,913	-	88,913	-
Money market investments	1,816	-	1,816	-
Corporate bonds and other securities	25,335	-	25,335	-
Total available-for-sale securities	225,518	-	225,518	-
Derivatives				
Interest rate lock	23	-	23	-
Interest rate swap on loans	1,447	-	1,447	-
Total assets	$ 226,988	$ -	$ 226,988	$ -
Liabilities:				
Derivatives				
Interest rate swap on loans	1,447	-	1,447	-
Total liabilities	$ 1,447	$ -	$ 1,447	$ -

(dollars in thousands)	Balance	Fair Value Measurements at December 31, 2021 Using		
		Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Available-for-sale securities				
U.S. Treasury securities	$ 14,904	$ -	$ 14,904	$ -
Obligations of U.S. Government agencies	38,558	-	38,558	-
Obligations of state and political subdivisions	65,803	-	65,803	-
Mortgage-backed securities	89,058	-	89,058	-
Money market investments	2,413	-	2,413	-
Corporate bonds and other securities	23,585	-	23,585	-
Total available-for-sale securities	$ 234,321	$ -	$ 234,321	$ -
Derivatives				
Interest rate lock	43	-	43	-
Interest rate swap on loans	181	-	181	-
Total assets	$ 234,545	$ -	$ 234,545	$ -
Liabilities:				
Derivatives				
Interest rate swap on loans	181	-	181	-
Total liabilities	$ 181	$ -	$ 181	$ -

ASSETS MEASURED AT FAIR VALUE ON A NONRECURRING BASIS
Under certain circumstances, adjustments are made to the fair value for assets and liabilities although they are not measured at fair value on an ongoing basis.

Impaired loans
A loan is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. The measurement of fair value and loss associated with impaired loans can be based on the observable market price of the loan, the fair value of the collateral securing the loan, or the present value of the loan's expected future cash flows, discounted at the loan's effective interest rate rather than at a market rate. Collateral may be in the form of real estate or business assets including equipment, inventory, and accounts receivable, with the vast majority of the collateral in real estate.

The value of real estate collateral is determined utilizing an income, market, or cost valuation approach based on an appraisal conducted by an independent, licensed appraiser outside of the Company. In the case of loans with lower balances, the Company may obtain a real estate evaluation instead of an appraisal. Evaluations utilize many of the same techniques as appraisals, and are typically performed by independent appraisers. Once received, appraisals and evaluations are reviewed by trained staff independent of the lending function to verify consistency and reasonability. Appraisals and evaluations are based on significant unobservable inputs, including but not limited to: adjustments made to comparable properties, judgments about the condition of the subject property, the availability and suitability of comparable properties, capitalization rates, projected income of the subject or comparable properties, vacancy rates, projected depreciation rates, and the state of the local and regional economy. The Company may also elect to make additional reductions in the collateral value based on management's best judgment, which represents another source of unobservable inputs. Because of the subjective nature of collateral valuation, impaired loans are considered Level 3.

Impaired loans may be secured by collateral other than real estate. The value of business equipment is based upon an outside appraisal if deemed significant, or the net book value on the applicable business' financial statements if not considered significant using observable market data. Likewise, values for inventory and accounts receivable collateral are based on financial statement balances or aging reports (Level 3). If a loan is not collateral-dependent, its impairment may be measured based on the present value of expected future cash flows, discounted at the loan's effective interest rate. Because the loan is discounted at its effective rate of interest, rather than at a market rate, the loan is not considered to be held at fair value and is not included in the tables below. Collateral-dependent impaired loans allocated to the allowance for loan losses are measured at fair value on a nonrecurring basis. Any fair value adjustments are recorded in the period incurred as part of the provision for loan losses on the Consolidated Statements of Income.

Loans Held For Sale
Loans held for sale are carried at the lower of cost or fair value. These loans currently consist of residential loans originated for sale in the secondary market. Fair value is based on the price secondary markets are currently offering for similar loans using observable market data which is not materially different than cost due to the short duration between origination and sale (Level 2). Gains and losses on the sale of loans are reported on a separate line item on the Company's Consolidated Statements of Income.

The following tables present the assets carried on the consolidated balance sheets for which a nonrecurring change in fair value has been recorded. Assets are shown by class of loan and by level in the fair value hierarchy, as of the dates indicated. Certain impaired loans are valued by the present value of the loan's expected future cash flows, discounted at the loan's effective interest rate. These loans are not carried on the consolidated balance sheets at fair value and, as such, are not included in the tables below.

		Carrying Value at Decemer 31, 2022		
(dollars in thousands)	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Impaired loans				
Mortgage loans on real estate:				
Construction	$ 110	$ -	$ -	$ 110
Total	$ 110	$ -	$ -	$ 110
Loans				
Loans held for sale	$ 421	$ -	$ 421	$ -

		Carrying Value at December 31, 2021		
(dollars in thousands)	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Impaired loans				
Mortgage loans on real estate:				
Commercial loans	$ 87	$ -	$ -	$ 87
Total	$ 87	$ -	$ -	$ 87
Loans				
Loans held for sale	$ 3,287	$ -	$ 3,287	$ -

The following tables display quantitative information about Level 3 Fair Value Measurements as of December 31, 2022 and 2021, respectively:

	Fair Value at December 31, 2022	Quantitative Information About Level 3 Fair Value Measurements		
(dollars in thousands)		Valuation Techniques	Unobservable Input	Range (Weighted Average)
Impaired loans				
Construction	$ 110	Market comparables	Selling costs	3.00% - 8.00% (7.25%)

	Fair Value at December 31, 2021	Quantitative Information About Level 3 Fair Value Measurements		
(dollars in thousands)		Valuation Techniques	Unobservable Input	Range (Weighted Average)
Impaired loans				
Commercial loans	$ 87	Market comparables	Selling costs	0.00% - 8.00% (7.00%)

FASB ASC 825, "Financial Instruments," requires disclosure about fair value of financial instruments and excludes certain financial instruments and all non-financial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented may not necessarily represent the underlying fair value of the Company's assets.

The following presents the carrying amount, fair value, and placement in the fair value hierarchy of the Company's financial instruments as of December 31, 2022 and December 31, 2021. For short-term financial assets such as cash and cash equivalents, the carrying amount is a reasonable estimate of fair value due to the relatively short time between origination of the instrument and its expected realization. For non-marketable equity securities such as FHLB and FRB stock, the carrying amount is a reasonable estimate of fair value as these securities can only be redeemed or sold at their par value and only to the respective issuing government-supported institution or to another member institution. For financial liabilities such as noninterest-bearing demand, interest-bearing demand, and savings deposits, the carrying amount is a reasonable estimate of fair value due to these products having no stated maturity. Fair values for December 31, 2022 and 2021 are estimated under the exit price notion in accordance with ASU No. 2016-01, "Recognition and Measurement of Financial Assets and Financial Liabilities."

The estimated fair values, and related carrying or notional amounts, of the Company's financial instruments as of the dates indicated are as follows:

(dollars in thousands)	Carrying Value	Fair Value Measurements at December 31, 2022 Using		
		Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets				
Cash and cash equivalents	$ 19,250	$ 19,250	$ -	$ -
Securities available-for-sale	225,518	-	225,518	-
Restricted securities	3,434	-	3,434	-
Loans held for sale	421	-	421	-
Loans, net of allowances for loan losses	1,016,559	-	-	996,807
Derivatives				
Interest rate lock	23	-	23	-
Interest rate swap on loans	1,447	-	1,447	-
Bank owned life insurance	34,049	-	34,049	-
Accrued interest receivable	4,253	-	4,253	-
Liabilities				
Deposits	$ 1,156,019	$ -	$ 1,156,547	$ -
Federal funds purchased	11,378	-	11,378	-
Overnight repurchase agreements	4,987	-	4,987	-
Federal Home Loan Bank advances	46,100	-	46,100	-
Long term borrowings	29,538	-	25,539	-
Derivatives				
Interest rate swap on loans	1,447	-	1,447	-
Accrued interest payable	834	-	834	-

(dollars in thousands)	Carrying Value	Fair Value Measurements at December 31, 2021 Using		
		Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets				
Cash and cash equivalents	$ 187,922	$ 187,922	$ -	$ -
Securities available-for-sale	234,321	-	234,321	-
Restricted securities	1,034	-	1,034	-
Loans held for sale	3,287	-	3,287	-
Loans, net of allowances for loan losses	833,661	-	-	834,693
Derivatives				
Interest rate lock	43	-	43	-
Interest rate swap on loans	181	-	181	-
Bank owned life insurance	28,168	-	28,168	-
Accrued interest receivable	3,339	-	3,339	-
Liabilities				
Deposits	$ 1,177,099	$ -	$ 1,179,631	$ -
Overnight repurchase agreements	4,536	-	4,536	-
Federal Reserve Bank borrowings	480	-	480	-
Long term borrowings	29,407	-	29,657	-
Derivatives				
Interest rate swap on loans	181	-	181	-
Accrued interest payable	693	-	693	-

NOTE 15. Regulatory Matters

The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can cause certain mandatory and possibly additional discretionary actions to be initiated by regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of their assets, liabilities and certain off-balance sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors. Federal banking regulations also impose regulatory capital requirements on bank holding companies. Under the small bank holding company policy statement of the FRB, which applies to certain bank holding companies with consolidated total assets of less than $3 billion, the Company is not subject to regulatory capital requirements.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios of total, Tier 1, and common equity tier 1 capital to risk-weighted assets and of Tier 1 capital to average assets. The terms Tier 1 and common equity tier 1 capital, risk-weighted assets and average assets, as used in this note, are as defined in the applicable regulations. Management believes, as of December 31, 2022 and 2021, that the Company and the Bank meet all capital adequacy requirements to which they are subject.

As of December 31, 2022, the most recent notification from the Comptroller categorized the Bank as well-capitalized under the regulatory framework for prompt corrective action. To be categorized as well-capitalized, an institution must maintain minimum total risk-based, Tier 1 risk-based, common equity tier 1 risk-based and Tier 1 leverage ratios as set forth in the following tables. There are no conditions or events since the notification that management believes have changed the Bank's category. The Bank's actual capital amounts and ratios as of December 31, 2022 and 2021 are presented in the table below.

	2022 Regulatory Minimums	December 31, 2022	2021 Regulatory Minimums	December 31, 2021
Common Equity Tier 1 Capital to Risk-Weighted Assets	4.500%	10.80%	4.500%	12.57%
Tier 1 Capital to Risk-Weighted Assets	6.000%	10.80%	6.000%	12.57%
Tier 1 Leverage to Average Assets	4.000%	9.43%	4.000%	9.09%
Total Capital to Risk-Weighted Assets	8.000%	11.70%	8.000%	13.61%
Capital Conservation Buffer	2.500%	3.70%	2.500%	5.61%
Risk-Weighted Assets (in thousands)		$ 1,177,600		$ 952,218

The approval of the Comptroller is required if the total of all dividends declared by a national bank in any calendar year exceeds the bank's net profits for that year combined with its retained net profits for the preceding two calendar years. Under this formula, the Bank and Wealth can distribute as dividends to the Company in 2023, without approval of the Comptroller, $13.3 million plus an additional amount equal to the Bank's and Wealth's retained net profits for 2023 up to the date of any dividend declaration.

NOTE 16. Segment Reporting

The Company operates in a decentralized fashion in three principal business segments: the Bank, the Wealth, and the Company (for purposes of this Note, the Parent). Revenues from the Bank's operations consist primarily of interest earned on loans and investment securities and service charges on deposit accounts. Wealth's operating revenues consist principally of income from fiduciary and asset management fees. The Parent's revenues are mainly interest and dividends received from the Bank and Wealth. The Company has no other segments. The Company's reportable segments are strategic business units that offer different products and services. They are managed separately because each segment appeals to different markets and, accordingly, requires different technologies and marketing strategies.

Information about reportable segments, and reconciliation of such information to the Consolidated Financial Statements as of and for the years ended December 31 follows:

(dollars in thousands)		Bank		Wealth Management		Parent		Eliminations		Consolidated
				Year Ended December 31, 2022						
Revenues										
Interest and dividend income	$	47,963	$	80	$	10,873	$	(10,873)	$	48,043
Income from fiduciary activities		-		4,097		-		-		4,097
Other income		8,307		1,162		200		(261)		9,408
Total operating income		56,270		5,339		11,073		(11,134)		61,548
Expenses										
Interest expense		2,424		-		1,181		-		3,605
Provision for loan losses		1,706		-		-		-		1,706
Salaries and employee benefits		22,751		3,613		691		-		27,055
Other expenses		17,135		1,164		562		(261)		18,600
Total operating expenses		44,016		4,777		2,434		(261)		50,966
Income before taxes		12,254		562		8,639		(10,873)		10,582
Income tax expense (benefit)		1,822		121		(469)		-		1,474
Net income	$	10,432	$	441	$	9,108	$	(10,873)	$	9,108
Capital expenditures	$	1,341	$	13	$	-	$	-	$	1,354
Total assets	$	1,347,151	$	7,048	$	128,849	$	(127,713)	$	1,355,335

(dollars in thousands)		Bank		Wealth Management		Parent		Eliminations		Consolidated
				Year Ended December 31, 2021						
Revenues										
Interest and dividend income	$	42,226	$	26	$	9,643	$	(9,643)	$	42,252
Income from fiduciary activities		-		4,198		-		-		4,198
Other income		9,681		1,067		201		(262)		10,687
Total operating income		51,907		5,291		9,844		(9,905)		57,137
Expenses										
Interest expense		2,909		-		549		-		3,458
Provision for loan losses		794		-		-		-		794
Salaries and employee benefits		21,682		3,012		667		-		25,361
Other expenses		16,412		1,131		507		(262)		17,788
Total operating expenses		41,797		4,143		1,723		(262)		47,401
Income before taxes		10,110		1,148		8,121		(9,643)		9,736
Income tax expense (benefit)		1,372		243		(319)		-		1,296
Net income	$	8,738	$	905	$	8,440	$	(9,643)	$	8,440
Capital expenditures	$	1,473	$	41	$	-	$	-	$	1,514
Total assets	$	1,330,337	$	7,227	$	150,943	$	(150,352)	$	1,338,155

The accounting policies of the segments are the same as those described in the summary of significant accounting policies. The Company evaluates performance based on profit or loss from operations before income taxes not including nonrecurring gains or losses.

Both the Parent and Wealth maintain deposit accounts with the Bank, on terms substantially similar to those available to other customers. These transactions are eliminated to reach consolidated totals.

The Company operates in one geographical area and does not have a single external customer from which it derives 10 percent or more of its revenues.

NOTE 17. Condensed Financial Statements of Parent Company

Financial information pertaining to Old Point Financial Corporation (parent company only) is as follows:

Balance Sheets	December 31,			
(dollars in thousands)		2022		2021
Assets				
Cash and cash equivalents	$	12,255	$	20,012
Securities available-for-sale		-		-
Investment in common stock of subsidiaries		115,303		130,123
Other assets		1,291		808
Total assets	$	128,849	$	150,943
Liabilities and Stockholders' Equity				
Other borrowings	$	29,538	$	29,407
Other liability		577		718
Common stock		24,761		26,006
Additional paid-in capital		16,593		21,458
Retained earnings		78,147		71,679
Accumulated other comprehensive income (loss)		(20,767)		1,675
Total liabilities and stockholders' equity	$	128,849	$	150,943

Statements of Income	Years Ended December 31,			
(dollars in thousands)		2022		2021
Income:				
Dividends from subsidiary	$	3,250	$	3,975
Other income		200		201
Total income		3,450		4,176
Expenses:				
Salary and benefits		691		667
Subordinated debt		1,181		549
Legal expenses		298		274
Service fees		142		146
Other operating expenses		122		87
Total expenses		2,434		1,723
Income before income taxes and equity in undistributed net income of subsidiaries		1,016		2,453
Income tax benefit		(469)		(319)
		1,485		2,772
Equity in undistributed net income of subsidiaries		7,623		5,668
Net income	$	9,108	$	8,440

Statements of Cash Flows

(dollars in thousands)

	Years Ended December 31,	
	2022	**2021**
Cash flows from operating activities:		
Net income	$ 9,108	$ 8,440
Adjustments to reconcile net income to net cash provided by operating activities:		
Equity in undistributed net income of subsidiaries	(7,623)	(5,668)
Amortization of subordinated debt issuance costs	131	60
Stock compensation expense	37	32
Increase in other assets	(104)	(40)
(Decrease) increase in other liabilities	(140)	655
Net cash provided by operating activities	1,409	3,479
Cash flows from investing activities:		
Cash distributed to subsidiary	-	(10,000)
Net cash used in investing activities	-	(10,000)
Cash flows from financing activities:		
Proceeds from sale of stock	129	103
Proceeds from borrowings	-	29,347
Repayment of borrowings	-	(1,350)
Repurchase and retirement of common stock	(6,655)	(150)
Cash dividends paid on common stock	(2,640)	(2,620)
Net cash provided by (used in) financing activities	(9,166)	25,330
Net increase (decrease) in cash and cash equivalents	(7,757)	18,809
Cash and cash equivalents at beginning of year	20,012	1,203
Cash and cash equivalents at end of year	$ 12,255	$ 20,012

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

Disclosure Controls and Procedures. Management evaluated, with the participation of the Company's Chief Executive Officer and Chief Financial Officer, the effectiveness of the Company's disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act) as of the end of the period covered by this report. Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer have concluded that the Company's disclosure controls and procedures were effective at the reasonable assurance level as of the end of the period covered by this report to ensure that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms and that such information is accumulated and communicated to the Company's management, including the Company's Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

In designing and evaluating its disclosure controls and procedures, management recognized that disclosure controls and procedures, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the disclosure controls and procedures are met. The design of any disclosure controls and procedures also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions.

Management's Report on Internal Control over Financial Reporting. Management of the Company is also responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act). Because of its inherent limitations, a system of internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2022. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in *Internal Control – Integrated Framework (2013)*. Based on our assessment, we believe that, as of December 31, 2022, the Company's internal control over financial reporting was effective based on those criteria.

The Company's annual report does not include an attestation report of the Company's independent registered public accounting firm, Yount, Hyde, & Barbour. P.C. (YHB), regarding internal control over financial reporting. Management's report was not subject to attestation by YHB pursuant to rules of the Securities and Exchange Commission that permit the Company to provide only management's report in its annual report.

Changes in Internal Controls. There were no changes in the Company's internal control over financial reporting during the Company's fourth quarter ended December 31, 2022 that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

Item 9B. Other Information

None.

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not Applicable.

Part III

Except as otherwise indicated, information called for by the following items under Part III is contained in the Proxy Statement for the Company's 2023 Annual Meeting of Stockholders (the 2023 Proxy Statement) to be held on May 23, 2023.

Item 10. Directors, Executive Officers and Corporate Governance

The information with respect to the directors of the Company is set forth under the caption "Proposal One – Election of Directors" in the 2023 Proxy Statement and is incorporated herein by reference.

The information concerning the executive officers of the Company required by this item is included in Part I of this report on Form 10-K under the caption "Information about Our Executive Officers."

The information regarding the Company's Audit Committee and its Audit Committee Financial Expert is set forth under the caption "Board Committees and Attendance – Audit Committee" in the 2023 Proxy Statement and is incorporated herein by reference.

The Company has a Code of Ethics which details principles and responsibilities governing ethical conduct for all Company directors, officers, employees and principal stockholders.

A copy of the Code of Ethics will be provided free of charge, upon written request made to the Company's secretary at 101 East Queen Street, Hampton, Virginia 23669 or by calling (757) 728-1200. The Code of Ethics is also posted on the Company's website at www.oldpoint.com, under "Investor Relations" and then "Governance Documents." The Company intends to satisfy the disclosure requirements of Form 8-K with respect to waivers of or amendments to the Code of Ethics with respect to certain officers of the Company by posting such disclosures on its website under "Waivers of or amendments to the Code of Ethics." The Company may, however, elect to disclose any such amendment or waiver in a report on Form 8-K filed with the SEC either in addition to or in lieu of the website disclosure.

Item 11. Executive Compensation

The information set forth under the captions "Executive Compensation," "Compensation and Benefits Committee Report," "Compensation Risk Disclosure," and "Pay Ratio Disclosure" in the 2023 Proxy Statement is incorporated herein by reference. The information regarding director compensation contained in the 2023 Proxy Statement under the caption "Director Compensation" is incorporated herein by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information set forth under the caption "Securities Authorized for Issuance Under Equity Compensation Plans" in the 2023 Proxy Statement is incorporated herein by reference.

The information set forth under the caption "Security Ownership of Certain Beneficial Owners and Management" in the 2023 Proxy Statement is incorporated herein by reference.

Item 13. Certain Relationships and Related Transactions, and Director Independence

The information set forth under the caption "Interest of Management in Certain Transactions" in the 2023 Proxy Statement is incorporated herein by reference.

The information regarding director independence set forth under the caption "Board Committees and Attendance" in the 2023 Proxy Statement is incorporated herein by reference.

Item 14. Principal Accountant Fees and Services

The information set forth under the captions "Principal Accountant Fees" and "Audit Committee Pre-Approval Policy" in the 2023 Proxy Statement is incorporated herein by reference.

Part IV

Item 15. Exhibits and Financial Statement Schedules

(a)(1)   Consolidated Financial Statements

The following Consolidated Financial Statements and reports are included in Part II, Item 8, of this report on Form 10-K.

Report of Independent Registered Public Accounting Firm (Yount, Hyde & Barbour, P.C.) (PCAOB ID Number 613)
Consolidated Balance Sheets – December 31, 2022 and 2021
Consolidated Statements of Income – Years Ended December 31, 2022 and 2021
Consolidated Statements of Comprehensive (Loss) Income – Years Ended December 31, 2022 and 2021
Consolidated Statements of Changes in Stockholders' Equity – Years Ended December 31, 2022 and 2021
Consolidated Statements of Cash Flows – Years Ended December 31, 2022 and 2021
Notes to Consolidated Financial Statements

(a)(2)   Consolidated Financial Statement Schedules
All schedules are omitted since they are not required, are not applicable, or the required information is shown in the Consolidated Financial Statements or notes thereto.

(a)(3)   Exhibits
The following exhibits are filed as part of this Form 10-K and this list includes the Exhibit Index.

Exhibit No.	Description
3.1	Articles of Incorporation of Old Point Financial Corporation, as amended June 22, 2000 (incorporated by reference to Exhibit 3.1 to Form 10-K filed on March 12, 2009)
3.1.1	Articles of Amendment to Articles of Incorporation of Old Point Financial Corporation, effective May 26, 2016 (incorporated by reference to Exhibit 3.1.1 to Form 8-K filed May 31, 2016)
3.2	Bylaws of Old Point Financial Corporation, as amended and restated August 9, 2016 (incorporated by reference to Exhibit 3.2 to Form 10-Q filed August 10, 2016)
4.0	Description of the Company's Common Stock (incorporated by reference to Exhibit 4.0 to Form 10-K filed March 16, 2020)
4.1	Form of Subordinated Note (incorporated by reference to Exhibit 4.1 to Form 8-K filed July 16, 2021)
10.4*	Form of Life Insurance Endorsement Method Split Dollar Plan Agreement with The Northwestern Mutual Life Insurance Company entered into with Robert F. Shuford, Sr. (incorporated by reference to Exhibit 10.4 to Form 10-K filed March 30, 2005)
10.5*	Directors' Compensation (incorporated by reference to Exhibit 10.5 to Form 10-K filed March 16, 2020)
10.7*	Summary of Old Point Financial Corporation Incentive Plan (incorporated by reference to Exhibit 10.7 to Form 10-K filed March 30, 2015)
10.9	Memorandum of Understanding between The Old Point National Bank of Phoebus and Tidewater Mortgage Services, Inc., dated September 10, 2007 (incorporated by reference to Exhibit 10.8 to Form 10-Q filed November 9, 2007)
10.10*	Form of 162 Insurance Plan (incorporated by reference to Exhibit 10.10 to Form 10-K filed March 12, 2009)
10.11*	Form of Life Insurance Endorsement Method Split Dollar Plan Agreement with Ohio National Life Assurance Corporation entered into with Joseph R. Witt (incorporated by reference to Exhibit 10.11 to Form 10-K filed March 12, 2010)
10.12*	Form of Life Insurance Endorsement Method Split Dollar Plan Agreement with New York Life Insurance and Annuity Corporation entered into with Robert F. Shuford, Jr., and Joseph R. Witt (incorporated by reference to Exhibit 10.12 to Form 10-K filed March 30, 2012)
10.14	Settlement Agreement dated March 16, 2016 among Old Point Financial Corporation, Financial Edge Fund, L.P., Financial Edge-Strategic Fund, L.P., PL Capital/Focused Fund, L.P., PL Capital, LLC, PL Capital Advisors, LLC, Goodbody/PL Capital, L.P., Goodbody/PL Capital, LLC, Mr. John W. Palmer and Mr. Richard J. Lashley, as Managing Members of PL Capital, LLC, PL Capital Advisors, LLC and Goodbody/PL Capital, LLC and Mr. William F. Keefe (incorporated by reference to Exhibit 10.1 to Form 8-K filed March 17, 2016)
10.14.1	Amendment No. 1 to Settlement Agreement, dated August 12, 2021, among Old Point Financial Corporation, Financial Edge Fund, L.P., Financial Edge-Strategic Fund, L.P., PL Capital/Focused Fund, L.P., PL Capital, LLC, PL Capital Advisors, LLC, Goodbody/PL Capital, L.P., Goodbody/PL Capital, LLC, Mr. John W. Palmer and Mr. Richard J. Lashley, as Managing Members of PL Capital, LLC, PL Capital Advisors, LLC and Goodbody/PL Capital, LLC and Mr. William F. Keefe (incorporated by reference to Exhibit 10.14 to Form 10-Q filed August 16, 2021)
10.15*	Old Point Financial Corporation 2016 Incentive Stock Plan (incorporated by reference to Exhibit 10.15 to Form 8-K filed May 31, 2016)

10.16	Membership Interest Purchase Agreement dated January 13, 2017 between Tidewater Mortgage Services, Inc. and The Old Point National Bank of Phoebus (incorporated by reference to Exhibit 10.1 to Form 8-K filed January 20, 2017)
10.22*	Employment Agreement, dated as of February 22, 2018, by and between Old Point Financial Corporation and The Old Point National Bank of Phoebus and Robert F. Shuford, Jr. (incorporated by reference to Exhibit 10.22 to Form 8-K filed February 28, 2018)
10.24*	Employment Agreement, dated as of February 22, 2018, by and between Old Point Financial Corporation and The Old Point National Bank of Phoebus and Joseph R. Witt (incorporated by reference to Exhibit 10.24 to Form 8-K filed February 28, 2018)
10.26*	Change of Control Severance Agreement, dated as of February 22, 2018, by and between The Old Point National Bank of Phoebus and Donald S. Buckless (incorporated by reference to Exhibit 10.26 to Form 10-K filed March 16, 2018)
10.28*	Form of Time-Based Restricted Stock Agreement (cliff vesting) (approved March 29, 2018) for awards to certain employees under the Old Point Financial Corporation 2016 Incentive Stock Plan (incorporated by reference to Exhibit 10.28 to Form 8-K filed April 3, 2018)
10.29*	Form of Time-Based Restricted Stock Agreement (cliff vesting) (approved March 29, 2018) for awards to certain non-employee directors under the Old Point Financial Corporation 2016 Incentive Stock Plan (incorporated by reference to Exhibit 10.29 to Form 8-K filed April 3, 2018)
10.30*	Change of Control Severance Agreement, dated as of October 30, 2019, by and between The Old Point National Bank of Phoebus and Elizabeth T. Beale (incorporated by reference to Exhibit 10.30 to Form 10-K filed on March 16, 2020)
10.31*	Change of Control Severance Agreement, dated as of October 30, 2019, by and between The Old Point National Bank of Phoebus and Thomas Hotchkiss (incorporated by reference to Exhibit 10.31 to Form 10-K filed on March 16, 2020)
10.32*	Change of Control Severance Agreement, dated as of December 31, 2019, by and between The Old Point National Bank of Phoebus and Susan R. Ralston (incorporated by reference to Exhibit 10.32 to Form 10-K filed on March 16, 2020)
10.33	Form of Subordinated Note Purchase Agreement (incorporated by reference to Exhibit 10.1 to Form 8-K filed July 16, 2021)
10.34*	Form of Life Insurance Endorsement Method Split Dollar Plan Agreement with The Northwestern Mutual Life Insurance Company and Massachusetts Mutual Life Insurance Company entered into with Elizabeth T. Beale, Donald S. Buckless, and A. Eric Kauders, Jr.
21	Subsidiaries of the Registrant (incorporated by reference to Exhibit 21 to Form 10-K filed March 30, 2005)
23	Consent of Yount, Hyde & Barbour, P.C.
31.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
31.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32.1	Certification of Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
101	The following materials from Old Point Financial Corporation's annual report on Form 10-K for the year ended December 31, 2022, formatted in iXBRL (Inline Extensible Business Reporting Language), filed herewith: (i) Consolidated Balance Sheets, (ii) Consolidated Statements of Income, (iii) Consolidated Statements of Comprehensive (Loss) Income, (iv) Consolidated Statements of Changes in Stockholders' Equity, (v) Consolidated Statements of Cash Flows, and (vi) Notes to Consolidated Financial Statements

| 104 | Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101) |

*Denotes
Management
contract

Item 16. Form 10-K Summary

Not applicable.


SIGNATURES


Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


OLD POINT FINANCIAL CORPORATION


/s/Robert F. Shuford, Jr.

Robert F. Shuford, Jr.,
Chairman, President & Chief Executive Officer

Date: March 31, 2023

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

/s/Robert F. Shuford, Jr.   Chairman, President & Chief Executive Officer and Director
Robert F. Shuford, Jr.   Principal Executive Officer

Date: March 31, 2023

/s/Elizabeth T. Beale   Chief Financial Officer & Senior Vice President/Finance
Elizabeth T. Beale   Principal Financial & Accounting Officer

Date: March 31, 2023

/s/Stephen C. Adams   Director
Stephen C. Adams

Date: March 31, 2023

/s/Sarah B. Castleberry   Director
Sarah B. Castleberry

Date: March 31, 2023

/s/Russell S. Evans, Jr.   Director
Russell S. Evans, Jr.

Date: March 31, 2023

/s/Michael A. Glasser	Director
Michael A. Glasser	

Date: March 31, 2023

/s/Dr. Arthur D. Greene	Director
Dr. Arthur D. Greene	

Date: March 31, 2023

/s/John Cabot Ishon	Director
John Cabot Ishon	

Date: March 31, 2023

/s/William F. Keefe	Director
William F. Keefe	

Date: March 31, 2023

/s/Tom B. Langley	Director
Tom B. Langley	

Date: March 31, 2023

/s/Robert F. Shuford, Sr.	
Robert F. Shuford, Sr.	
	Director

Date: March 31, 2023

/s/Ellen Clark Thacker	
Ellen Clark Thacker	
	Director

Date: March 31, 2023

/s/Elizabeth S. Wash	
Elizabeth S. Wash	
	Director

Date: March 31, 2023

/s/Joseph R. Witt	
Joseph R. Witt	
	Director

Date: March 31, 2023

Exhibit 23



Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statements (No. 333-211800, 333-211799, 333-65684, 333-83175, 333-07109) on Form S-8 of Old Point Financial Corporation of our report dated March 31, 2023, relating to the consolidated financial statements of Old Point Financial Corporation, appearing in this Annual Report on Form 10-K of Old Point Financial Corporation for the year ended December 31, 2022.

/s/ Yount, Hyde & Barbour, P.C.

Richmond, Virginia

March 31, 2023

Exhibit 31.1

CERTIFICATIONS

I, Robert F. Shuford, Jr., certify that:

1. I have reviewed this annual report on Form 10-K of Old Point Financial Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 31, 2023

/s/Robert F. Shuford, Jr.
Robert F. Shuford, Jr.
Chairman, President & Chief Executive Officer

Exhibit 31.2

CERTIFICATIONS

I, Elizabeth T. Beale, certify that:

1. I have reviewed this annual report on Form 10-K of Old Point Financial Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 31, 2023

/s/Elizabeth T. Beale
Elizabeth T. Beale
Chief Financial Officer & Senior Vice President/Finance

Exhibit 32.1

**CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002**

In connection with the Annual Report of Old Point Financial Corporation (the "Company") on Form 10-K for the fiscal year ended December 31, 2022 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), the undersigned Chief Executive Officer and Chief Financial Officer of the Company hereby certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 that based on their knowledge and belief:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company as of and for the periods covered in the Report.

/s/Robert F. Shuford, Jr.
Robert F. Shuford, Jr.
Chairman, President & Chief Executive Officer

March 31, 2023

/s/Elizabeth T. Beale
Elizabeth T. Beale
Chief Financial Officer & Senior Vice President/Finance

March 31, 2023

